Filed pursuant to Rule 424(b)(3)
Registration No. 333-165531

IMPORTANT NOTICES

Terminology

In this Explanatory Memorandum, references to:

•	“we,” “us,” “our,” the “company,” “Dutch SE,” and “JHI SE” refer to James Hardie Industries SE. We refer to James Hardie Industries SE when domiciled in Ireland as “Irish SE.”

•	“James Hardie” refers collectively to James Hardie Industries SE and its controlled subsidiaries.

•	“CUFS” refers to CHESS Units of Foreign Securities, each of which represents a beneficial ownership interest in an underlying ordinary share (which we refer to as shares).

•	“ADRs” refers to American Depositary Receipts, which are the receipts or certificates that evidence ownership of American Depositary Shares (which we refer to as ADSs), each of which represents a beneficial ownership interest in five CUFS.

•	“shareholders” refers to holders of CUFS or ADSs.

•	“A$” refers to Australian dollars and “US$” refers to US dollars.

Certain other capitalised terms used in this Explanatory Memorandum have the meanings ascribed to them in the Glossary in Section 18.

This Explanatory Memorandum, which constitutes a prospectus under US federal securities laws, has been prepared in connection with the registration of 102,000,000 shares of JHI SE, with the number of shares being registered based on (i) the estimated number of JHI SE shares beneficially held by securityholders resident in the US, and (ii) the one-to-one basis on which each JHI SE share will be transformed into a Irish SE share.

This Explanatory Memorandum and the Notice of Meetings included herein have been prepared to assist shareholders in deciding how to vote on Stage 2 of the Proposal. You should read this Explanatory Memorandum and the Notice of Meetings in their entirety before making a decision about how to vote on the resolution to be considered at the extraordinary general meeting.

This Explanatory Memorandum contains important information relating to the Proposal. The Notice of Meetings contains important information relating to voting at the extraordinary general meeting, including the record date, the quorum and vote required for approval and how to vote your CUFS or ADSs and the resolution that shareholders are being asked to approve with respect to Stage 2 of the Proposal.

Information Incorporated by Reference

This Explanatory Memorandum incorporates important business and financial information about us by reference and, as a result, this information is not included in or delivered with this Explanatory Memorandum. For a list of those documents that are incorporated by reference into this Explanatory Memorandum, see “Incorporation of Certain Documents by Reference” in Section 13.

Documents incorporated by reference are available from us upon oral or written request without charge. As we file annual reports and furnish other information to the US Securities and Exchange Commission, you also may obtain documents incorporated by reference into this Explanatory Memorandum from the website of the US Securities and Exchange Commission at the URL (or uniform resource locator) http://www.sec.gov or by requesting them from us by calling the Information Helpline in Australia at 1-800-675-021 (between 8:00 a.m. and 5:00 p.m.

i

(AEDT)) or elsewhere in the world at +1-949-367-4900 (between 8:00 a.m. and 5:00 p.m. (US Central Time)) or in writing by regular and electronic mail at the following address:

James Hardie Industries SE
Atrium, 8th floor
Strawinskylaan 3077
1077 ZX Amsterdam, The Netherlands
Attention: Company Secretary
E-Mail: infoline@jameshardie.com

In order to receive timely delivery of the documents in advance of the extraordinary general meeting for Stage 2 of the Proposal, you should make your request no later than May 26, 2010.

A number of documents related to the Proposal also may be found at the Investor Relations area of our website (www.jameshardie.com, select “James Hardie Investor Relations”).

Forward-looking Statements

This Explanatory Memorandum, Notice of Meetings and the documents incorporated herein by reference contain forward-looking statements. We may from time to time make forward-looking statements in our periodic reports filed with or furnished to the US Securities and Exchange Commission on Forms 20-F and 6-K, in our annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by our officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and for US purposes such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. Examples of forward-looking statements include:

•	statements about our future performance;

•	projections of our results of operations or financial condition;

•	statements regarding our plans, objectives or goals, including those relating to our strategies, initiatives, competition, acquisitions, dispositions and/or our products;

•	expectations concerning the costs associated with the suspension or closure of operations at any of our plants and future plans with respect to any such plants;

•	expectations that our credit facilities will be extended or renewed;

•	expectations concerning dividend payments;

•	statements concerning our corporate and tax domiciles and potential changes to them, including potential tax charges;

•	statements regarding tax liabilities and related audits and proceedings;

•	statements as to the possible consequences of proceedings brought against us and certain of our former directors and officers by the Australian Securities & Investments Commission;

•	expectations about the timing and amount of contributions to the Asbestos Injuries Compensation Fund, a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;

•	expectations concerning indemnification obligations; and

•	statements about product or environmental liabilities.

Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “continue” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.

Forward-looking statements are based on our estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties. Such known and unknown risks, uncertainties and other factors may cause our actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under “Risk Factors” beginning on page 15 including those incorporated by reference from our Annual Report on Form 20-F filed with the US Securities and Exchange Commission, include but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by our current and former subsidiaries; required contributions to the Asbestos Injuries Compensation Fund and the effect of currency exchange rate movements on the amount recorded in our financial statements as an asbestos liability; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which we operate; the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; the success of research and development efforts; reliance on a small number of customers; a customer’s inability to pay; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; the company’s proposal to transfer its corporate domicile from The Netherlands to Ireland to become an Irish “SE” company compliance with and changes in laws and regulations; currency exchange risks; the concentration of our customer base on large format retail customers, distributors and dealers; the effect of natural disasters; changes in our key management personnel; inherent limitations on internal controls; use of accounting estimates; and all other risks identified in our reports filed with Australian, Dutch and US securities agencies and exchanges (as appropriate). We caution that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of our current expectations concerning future results, events and conditions.

You should carefully review all of the information included in this Explanatory Memorandum and the Notice of Meetings, before making a decision on how to vote on Stage 2 of the Proposal to be considered at the extraordinary general meeting.

Intellectual Property

“James Hardie” and any logos are trademarks of James Hardie International Finance Limited, which may be registered in certain jurisdictions. Names of other companies and any other trademarks are owned by their respective owners.

v

LETTER FROM THE CHAIRMEN

Dear Shareholder:	April 21, 2010

On August 21, 2009, shareholders approved Stage 1 of the two-stage proposal to re-domicile the company, with over 99% of votes cast at the extraordinary general meeting being in favour of the resolution.

Following this vote, on February 19, 2010, James Hardie Industries SE completed its transformation from a public limited liability corporation registered in The Netherlands (Naamloze Vennootschap (NV)) to a European Company (Societas Europaea (SE)) registered in The Netherlands.

We now seek your approval to proceed with Stage 2 of the Proposal, to transform JHI SE to Irish SE by moving our corporate domicile from The Netherlands to Ireland. Your approval of Stage 2 will result in JHI SE becoming subject to Irish law in addition to the SE Regulation.

KEY BENEFITS

We need to implement Stage 2 of the Proposal to obtain all of the favourable aspects of the Proposal and avoid the risks and disadvantages of staying in The Netherlands, as described in this Explanatory Memorandum.

Your directors continue to be of the view that implementing Stage 2 of the Proposal is the best course of action for James Hardie and its shareholders at this time because it:

•	allows key senior managers with global responsibilities to spend more time with James Hardie’s operations and in its markets;

•	provides greater certainty for James Hardie to obtain benefits under the tax treaty between the US and Ireland than is the case under the US/Netherlands Treaty;

•	increases our flexibility to undertake certain transactions under Irish company law, which your directors believe expands the company’s future strategic options;

•	simplifies the company’s governance structure to a single board of directors; and

•	permits most shareholders to be eligible to receive dividends not subject to withholding tax.

We reiterate that implementing the Proposal will not change James Hardie’s overall commitment to make contributions to the Asbestos Injuries Compensation Fund under the Amended and Restated Final Funding Agreement. However, if, as seems likely, a contribution is due to the Asbestos Injuries Compensation Fund during the company’s financial year ending March 31, 2011, it will be reduced by an amount of up to 35% of the costs associated with the Proposal paid in the financial year ended March 31, 2010.

Because the capacity of the Asbestos Injuries Compensation Fund to satisfy claims is linked to the long-term financial success of James Hardie, especially the company’s ability to generate net operating cash flow, completing the Proposal through implementing Stage 2 is expected to have medium and long-term benefits for the Asbestos Injuries Compensation Fund.

COMMENTS FOLLOWING STAGE 1

In connection with the Stage 1 extraordinary general meeting, we committed to solicit comments on the proposed articles of association for Irish SE from relevant stakeholders prior to presenting them to shareholders for approval in connection with Stage 2.

Following our review of these comments, your directors made a number of changes to the proposed articles of association for Irish SE as described in this Explanatory Memorandum. The most significant changes include: eliminating the ability of directors of Irish SE to remove a fellow director; setting a single ownership threshold and simplifying the information requirements for shareholders to put items on the agenda of general meetings or nominate directors; and increasing the minimum notice period for all extraordinary general meetings.

There also were a number of comments that your directors determined were not appropriate or could not be incorporated into the articles of association. The most significant of these included: a proposal to replace the Irish law change of control provisions with the analogous provisions of Australian law; requiring the company to produce a remuneration report and present it to shareholders for approval; requiring annual meetings to be held in Australia; and requiring the company to hold an annual information meeting. Section 4.4 of this Explanatory Memorandum sets out further details of the arrangements in response to the comments received.

SUMMARY

Your directors continue to be of the view that the Proposal is the best course of action at this time for James Hardie and its shareholders and, accordingly, unanimously recommend that shareholders vote in favour of Stage 2. Each director intends to vote his shareholdings in JHI SE in favour of Stage 2.

This Explanatory Memorandum sets out material information relevant to Stage 2. As there are certain risks involved in connection with the implementation of Stage 2, we urge all shareholders to read this document in full. Your vote in favor of the approval of Stage 2 is important for James Hardie and its shareholders.

This Explanatory Memorandum includes a Notice of Meetings for Stage 2 of the Proposal. If shareholders approve Stage 2, your directors anticipate that Stage 2 of the Proposal will be implemented early in the second half of 2010. It is important to implement the Proposal as soon as practicable, as there are risks and costs associated with delay.

Sincerely,

Michael Hammes Chairman Supervisory Board	Louis Gries Chief Executive Officer and Chairman Managing Board

INDICATIVE TIMETABLE

The key dates for consideration and implementation of Stage 2 of the Proposal are shown below. All times referred to are Australian Eastern Standard Time (which we refer to as AEST) unless otherwise stated

EVENT	DATE

STAGE 2 OF THE PROPOSAL

ADR record date for voting at the extraordinary general meeting	Wednesday, April 28, 2010 at 5:00 p.m. EDT

CUFS record date for voting at the extraordinary general meeting	Thursday, May 27, 2010 at 4:00 p.m.

Extraordinary information meeting of JHI SE — in Australia	Friday, May 28, 2010 at 9:00 a.m.

Deadline for submission of Voting Instruction Forms for extraordinary general meeting	No later than 4:00 p.m. on Friday, May 28, 2010

Extraordinary general meeting of JHI SE — in The Netherlands	Wednesday, June 2, 2010 at 11:00 a.m. CET

The final timetable will depend on a number of factors, some of which will be outside of our control, including various regulatory filings and approvals (see “Key Steps in Connection with the Proposal” in Section 1.2).

Any material changes to the above timetable will be announced to the Australian Securities Exchange (which we refer to as the ASX), furnished to the US Securities and Exchange Commission on a Form 6-K and made available on the James Hardie Investor Relations website (www.jameshardie.com, select “James Hardie Investor Relations”).

QUESTIONS AND ANSWERS ABOUT THE PROPOSAL

The following are some of the questions that you, as a shareholder, may have regarding the Proposal and answers to those questions. This section highlights selected information from this Explanatory Memorandum and the Notice of Meetings, but does not contain all of the information that may be important to you. Section numbers in parentheses following certain of the questions in this part refer to some of the other places in this Explanatory Memorandum or the Notice of Meetings that contain more detailed information regarding the subject matter discussed.

Q1:	What is the Proposal? (Section 1)

A:	As previously announced, the Proposal is to transform the company from a public limited liability corporation registered in The Netherlands (Naamloze Vennootschap (NV)) to a European Public Limited Liability Company (Societas Europaea (SE)), which we refer to as a “European Company”, in a two-stage transaction, which ultimately will result in the relocation of our corporate domicile from The Netherlands to Ireland.

Shareholders approved Stage 1 of the Proposal to transform James Hardie Industries N.V. to a European Company domiciled in The Netherlands with over 99% approval from shareholders voting at the extraordinary general meeting on August 21, 2009. The transformation subsequently was completed on February 19, 2010. Shareholders now are being asked to approve Stage 2 of the Proposal, which involves the relocation of our corporate domicile from The Netherlands to Ireland.

Q2:	When and where is the Stage 2 shareholders’ meeting? (Section 20)

A:	The extraordinary general meeting to consider Stage 2 of the Proposal will be held at the company’s offices at Atrium, 8th floor, Strawinskylaan 3077, 1077 ZX Amsterdam, The Netherlands at 11:00 a.m. Central Europe Time (which we refer to as CET) on June 2, 2010.

Please refer to the Notice of Meetings included in this Explanatory Memorandum for details.

Q3:	Will there be an Information Meeting in connection with the Stage 2 shareholders’ meeting?

A:	An extraordinary information meeting also will be held to enable CUFS holders to attend a meeting in Australia to review Stage 2 of the Proposal and the resolution that is to be considered and voted on at the extraordinary general meeting in The Netherlands. The extraordinary information meeting will be held prior to the extraordinary general meeting at Museum of Sydney, corner of Bridge and Phillip Streets, Sydney, NSW, Australia at 9:00 a.m. (AEST) on May 28, 2010. A number of members of the Boards will participate in the extraordinary information meeting by video or telephone. A live webcast of the extraordinary information meeting will be available on our website.

Please refer to the Notice of Meetings included in this Explanatory Memorandum for details.

Q4:	Who can vote at the shareholders’ meeting? (Section 20)

A:	In order to be eligible to vote on Stage 2, you must be the registered owner or holder (as applicable) of CUFS at 4:00 p.m. (AEST) on May 27, 2010 or ADSs at 5:00 p.m. (US Eastern Daylight Saving Time) on April 28, 2010. If you become the registered owner or holder of CUFS or ADSs after these dates, you will not be eligible to vote those CUFS or ADSs at the extraordinary general meeting.

Q5:	What are the matters that shareholders will be asked to consider and vote on at the extraordinary general meeting in connection with Stage 2 of the Proposal? (Section 20)

A:	The shareholders will be asked to consider and vote on the transformation of the company from a Dutch SE company to an Irish SE company, including the following specific approvals that:

• the company implement Stage 2 of the Proposal described in the Explanatory Memorandum, as a result of which the company will transfer its corporate domicile from The Netherlands to Ireland;

• the company adopt the memorandum and articles of association of Irish SE referred to in the Explanatory Memorandum (and included as an exhibit to the registration statement of which the Explanatory Memorandum forms a part) and which are tabled at the meeting and initialed by the Chairman for the purposes of identification, subject to the condition precedent of registration with the Companies Registration Office in Ireland;

• any director of the company or any partner of the company’s Dutch legal advisors be authorised to apply for the required ministerial declaration of no-objection of the Dutch Ministry of Justice in connection with the amendments made to the articles of association as required under Dutch law;

• any director of the company or any partner of the company’s Irish legal advisor be authorised to file the Form SE6 with the Irish Companies Registration Office;

• the company abolish the merger revaluation reserve established in connection with our 2001 reorganisation and set off the amount at the expense of share premium and retained earnings, which would result in the amounts available to Irish SE for distribution as dividends and to repurchase shares to be substantially the same as for JHI SE;

• the execution of any deed, agreement or other document contemplated by Stage 2 of the Proposal as described in this Explanatory Memorandum, or which is necessary or desirable to give effect to Stage 2 of the Proposal (which we refer to as the Stage 2 Proposal Documents), on behalf of the company or any relevant group company is hereby ratified and approved;

• any managing director be appointed to represent the company in accordance with the company’s articles of association in all matters concerning Stage 2 of the Proposal and the Stage 2 Proposal Documents, including where such matters concern the company or another group company, and notwithstanding that the director may at the same time also be a director of any other group company; and

• that the actions of one or more directors relating to Stage 2 of the Proposal up to the date of this meeting are hereby ratified and approved.

Q6:	What do I need to do now? (Section 20)

A:	After carefully reading and considering the information contained in this Explanatory Memorandum, please follow the instructions for voting the CUFS or ADSs that you hold, which are described in the Notice of Meetings included herein under “Information on Voting” in Section 20. The manner by which you vote is determined by whether you hold CUFS or ADSs. Although voting is not compulsory, your vote is important and your directors encourage you to vote on Stage 2 of the Proposal.

Q7:	Why is James Hardie undertaking Stage 2 of the Proposal now? (Section 3.1)

A:	Your directors previously concluded that the Proposal was the best course of action and in the best interests of James Hardie and its shareholders and continue to believe that Stage 2 of the Proposal should be completed, as implementation of Stage 2 will enable us to obtain all the expected benefits of the Proposal, including:

• providing key senior management with global responsibilities more opportunities to work directly with our local operations and in our markets. Our business in the US has been adversely affected by the decline in the US housing market and the turmoil within financial and mortgage lending institutions. These challenges make it even more important to have senior management close to our major operations and markets;

• providing more certainty regarding our ability to obtain benefits under the tax treaty between the US and Ireland (which we refer to as the US/Ireland Treaty) than is the case under the US/Netherlands Treaty;

• increasing our flexibility to undertake certain transactions under Irish company law, which your directors believe expands the company’s future strategic options;

• simplifying the company’s governance structure to a single board of directors; and

• permitting most shareholders to be eligible to receive dividends not subject to withholding tax.

Q8:	What is the impact of the Proposal on our asbestos funding arrangements with Asbestos Injuries Compensation Fund? (Section 3.2)

A:	Implementing the Proposal will not change James Hardie’s overall commitment to make contributions to the Asbestos Injuries Compensation Fund (which we refer to as the AICF) under the Amended and Restated Final Funding Agreement (which we refer to as the AFFA). However, if, as seems likely, a contribution is due to the AICF during the company’s financial year ending March 31, 2011, it will be reduced by an amount of up to 35% of the costs associated with the Proposal paid in the financial year ended March 31, 2010. The capacity of the AICF to satisfy claims is linked to the long-term financial success of James Hardie, especially the company’s ability to generate net operating cash flow. Completion of the Proposal through the implementation of Stage 2 is expected to have medium and long-term benefits for the AICF, as James Hardie’s Irish domicile is anticipated to result in reduced tax payments relative to taxes that would be payable if we remained domiciled in The Netherlands.

On November 7, 2009, the Australian Government announced that it will provide a loan facility of up to A$160 million to the New South Wales Government that will go towards a standby loan facility of up to A$320 million to be made available by the New South Wales Government to the AICF to meet any short-term funding shortfalls. The standby loan facility will be entered into by the New South Wales Government, the AICF and certain of our former companies, Amaca Pty Ltd, Amaba Pty Ltd and ABN 60 Pty Limited.

The AFFA will continue to operate in accordance with the terms negotiated by all parties and the obligation to pay claimants remains with the AICF, and its primary source of funding is expected to continue to be contributions from James Hardie.

Q9:	What will happen if I abstain from voting? (Section 20)

A:	Any CUFS or ADSs for which no votes are cast effectively will be treated as null votes and will not count toward the voting outcome.

Q10:	When do you expect the Proposal to be completed?

A:	If shareholders approve Stage 2 of the Proposal, your directors anticipate that Stage 2 will be implemented early in the second half of 2010.

Q11:	What happens to James Hardie if Stage 2 of the Proposal is not approved? (Section 3.4)

A:	If Stage 2 of the Proposal does not proceed, JHI SE will continue as a European Company with its corporate domicile remaining in The Netherlands. In that circumstance, while remaining a Dutch incorporated company, JHI SE will be able to move its corporate domicile to Ireland (or any other EU member state that has implemented the SE Regulation) at a later date if shareholders approve such a move in the future.

If Stage 2 is not implemented, none of the favourable aspects of the proposed transfer of JHI SE’s corporate domicile from The Netherlands to Ireland will be obtained and the risks and disadvantages of staying in The Netherlands described in this Explanatory Memorandum will continue to apply. In connection with the implementation of Stage 1 of the Proposal and the transfer of our intellectual property and treasury and finance operations from The Netherlands, we will have incurred substantially all of the currently estimated project costs of US$63 million, including an estimated US$41 million of Dutch tax as a result of a capital gain on the transfer of our intellectual property and treasury and finance operations and our exit from the Financial Risk Reserve regime in The Netherlands. See “Financial and Accounting Impact” in Section 1.3 for more information about these expenses, including Dutch tax.

Q12:	Who can answer questions I might have about the Proposal? (Section 12)

A:	If you have additional questions about this Explanatory Memorandum, the Notice of Meetings, the meetings or the Proposal, you may submit these in advance of the extraordinary information meeting and the extraordinary general meeting. You also may ask questions relating to the Proposal at these meetings, without submitting those questions in advance. You also may contact us at:

James Hardie Industries SE
Atrium, 8th floor
Strawinskylaan 3077
1077 ZX Amsterdam, The Netherlands
Attention: Company Secretary
E-mail: infoline@jameshardie.com

or by calling the Information Helpline in Australia at 1-800-675-021 (between 8:00 a.m. and 5:00 p.m. (AEDT)) or elsewhere in the world at +1-949-367-4900 (between 8:00 a.m. and 5:00 p.m. (US Central Time)). You also may obtain additional information about us from documents filed or furnished with the Australian Securities Exchange and the US Securities and Exchange Commission by following instructions in the section entitled “Where You Can Find Additional Information” in Section 12.

SUMMARY

This summary highlights selected information from this Explanatory Memorandum and the Notice of Meetings and does not contain all of the information that may be important to you. You should read carefully the entire Explanatory Memorandum and Notice of Meetings and the additional documents referred to in this Explanatory Memorandum and the Notice of Meetings to fully understand the Proposal and resolutions that shareholders will be asked to consider at the extraordinary general meeting. We have included references to other parts of this Explanatory Memorandum to direct you to a more complete description of the topics presented in this summary.

James Hardie (see Section 2.3.1)

Through our network of subsidiaries, we manufacture building materials in the US, Australia, New Zealand and the Philippines. In our financial year ended March 31, 2009, we generated net sales in excess of US$1.4 billion. The majority of our building materials manufacturing capacity (86%) was located in the US and the US market also accounted for almost 80% of net sales to customers. As of March 31, 2010, we employed 2,527 people worldwide, the majority of whom (1,684) were located in the US.

Our principal executive offices and telephone number are: Atrium, 8th floor, Strawinskylaan 3077, 1077 ZX Amsterdam, The Netherlands, Telephone: +31 20 301 2980. After implementation of Stage 2, our principal executive offices and telephone number will be Europa House, Second Floor, Harcourt Centre, Harcourt Street, Dublin 2, Republic of Ireland, Telephone: +353 1 411 6924.

The Proposal (see Section 1)

As previously announced, Stage 2 is the second step in the Proposal to effect our transformation from a public limited liability corporation registered in The Netherlands (Naamloze Vennootschap (NV)) to a European Company (Societas Europaea (SE)) with our corporate domicile in Ireland.

Pursuant to Stage 1, we completed our transformation to a European Company (Societas Europaea (SE)) with our corporate domicile in The Netherlands. In connection with Stage 2, our registered office and head office will move from The Netherlands to Ireland.

In connection with the implementation of Stage 1 of the Proposal, in October 2009, following shareholder approval of Stage 1, we transferred our intellectual property to a Bermudan subsidiary with its tax residence in Ireland and transferred our treasury and finance operations to an Irish subsidiary with its tax residence in Ireland. The transfer of our treasury and finance operations from The Netherlands resulted in the early termination of our participation in the Financial Risk Reserve regime in The Netherlands and will require payment of all Dutch tax due on the balance remaining in our Financial Risk Reserve account at that time, including tax due from the transfer of our intellectual property from The Netherlands.

See “Financial and Accounting Impact” in Section 1.3 for further information regarding costs associated with the Proposal and the costs associated with the transfer of our intellectual property and our treasury and finance operations.

Reasons for the Proposal and Related Matters (see Section 3.1)

Following a multi-year review of various alternatives, your directors concluded that the Proposal was the best course of action and in the best interests of James Hardie and its shareholders and continue to believe that Stage 2 of the Proposal should be completed, as implementation of Stage 2 will enable us to obtain all the benefits of the Proposal, including:

•	providing key senior managers with global responsibilities to spend more time with James Hardie’s operations and in its markets;

•	providing more certainty for James Hardie to obtain benefits under the US/Ireland Treaty than is the case under the US/Netherlands Treaty;

•	increasing our flexibility to undertake certain transactions under Irish company law, which your directors believe expands our future strategic options;

•	simplifying our governance structure to a single board of directors; and

•	permitting most shareholders to be eligible to receive dividends not subject to withholding tax.

Required Shareholder Approvals (see Section 1.5)

At the extraordinary general meeting on June 2, 2010, you will be asked to approve Stage 2 of the Proposal, which is the transformation of JHI SE to Irish SE through the relocation of our corporate domicile from The Netherlands to Ireland. Stage 2 of the Proposal requires the approval of 66 2/3% of shareholder votes cast at a properly held meeting at which at least 5% of our issued share capital is present or represented.

Recommendation of Your Directors (see Section 20)

Your directors continue to believe that the Proposal is the best course of action at this time and is in the best interests of James Hardie and its shareholders. Your directors unanimously recommend that you vote in favour of Stage 2 of the Proposal. Each director intends to vote his own shareholding in favour of Stage 2.

Holdings by our Directors and Officers of CUFS and ADSs (see Section 9.1.2)

As of March 31, 2010, your directors and executive officers and their affiliates held 393,954 (or about 0.09%) of our then outstanding CUFS and 3,800 of our then outstanding ADSs (or about 0.51%). As of March 31, 2010 all directors, executive officers and their affiliates as a group, held an aggregate of 0.095% of the outstanding shares entitled to vote at the extraordinary general meeting.

Rights of Shareholders (see Sections 4.4, 4.5 and 4.7)

As part of the implementation of Stage 2, Irish SE will adopt a form of memorandum and articles of association consistent with Irish company law and the SE Regulation and the rights of shareholders will undergo more substantial changes than in Stage 1. In addition, the Irish takeover regime will apply to Irish SE.

The most significant of the changes in Stage 2 from those applying to Dutch SE include:

•	holders of 10% of Irish SE’s issued share capital, as compared to 1% (which we believe will likely be raised to 3% the first half of 2010) of JHI SE’s issued share capital or holders of JHI SE shares representing at least EUR 50 million in value (which we believe will likely be abolished), having the right, subject to complying with specified time periods and providing specified information, to request that the board place a matter on the agenda of any general meeting;

•	holders of 10% of Irish SE’s issued share capital, as compared to either 5% of JHI SE’s issued share capital or at least 100 shareholders of JHI SE, having the right to request the board to call an extraordinary general meeting and, subject to complying with specified time periods and providing specified information, to request the board to place items on the agenda for such meeting;

•	holders of 10% of Irish SE’s issued share capital, as compared to any shareholder of JHI SE, having the right, subject to complying with specified time periods and providing specified information, to nominate candidates for election as directors at any general meeting;

•	a takeover offer will, in general, be required of a person who acquires 30% or more of the voting rights of Irish SE, as compared to 20% of the voting rights of JHI SE;

•	a person who acquires 80% or more of Irish SE’s issued share capital through acceptances of an offer to all shareholders, as compared to 95% of JHI SE’s issued share capital, can compel the acquisition of the remaining outstanding issued share capital; and

•	a change from a two-tiered board to a single-tiered board.

In connection with the Stage 1 extraordinary general meeting, we received comments on the proposed articles of association for Irish SE. Based on that feedback, we committed to solicit comments on the proposed articles of association for Irish SE from relevant stakeholders prior to presenting them to shareholders for approval in connection with Stage 2.

The Due Diligence Committee and Supervisory Board reviewed these comments, and considered advice from external counsel about the ability to implement some of the comments under the ASX Listing Rules and Irish law. Following their review, your directors made a number of changes to the proposed articles of association for Irish SE as described in this Explanatory Memorandum.

The most significant changes to the proposed articles of association for Irish SE from the articles previously proposed in connection with Stage 1 of the Proposal are:

•	Removing the ability of directors of Irish SE to remove a fellow director; this power is now reserved for shareholders;

•	Simplifying the specified time periods and information required for shareholders to request the board to put items of business on the agenda of general meetings or nominate directors;

•	Increasing the minimum notice period for all extraordinary general meetings from 14 to 21 days; and

•	Setting the threshold for shareholders to request the board to put items of business on the agenda of general meetings or nominate directors at 10% of Irish SE’s issued share capital.

We encourage you to read “Shareholder Input and Comments Regarding Irish SE Articles of Association” in Section 4.4, “Summary of Key Corporate Law Differences Between JHI SE and Irish SE” in Section 4.5 and “Principal Differences Between the Takeover Regime under the Articles of Association of JHI SE and the Irish Takeover Rules” in Section 4.7 for further details of the consultation process undertaken by the company and a more detailed discussion of these differences.

You will continue to hold the same number of CUFS or ADSs in Irish SE (if Stage 2 of the Proposal is approved and implemented) as you held beforehand. The current certificates and holding statements evidencing your CUFS or ADSs will continue to evidence the same number and kind of securities following implementation of Stage 2 of the Proposal.

Impact on Asbestos Funding Arrangements with AICF (see Section 3.2)

The Proposal will not change the overall commitment of James Hardie to make contributions to the AICF under the AFFA. However, if, as seems likely, a contribution is due to the AICF in our financial year ending March 31, 2011, it will be reduced by an amount of up to 35% of the costs associated with the Proposal paid in the financial year ended March 31, 2010.

Whether, and to what extent, the costs associated with the Proposal actually reduce any contribution due to the AICF in our financial year ending March 31, 2011 will ultimately depend on the amount of the contribution otherwise required to be made under the AFFA and the company’s net cash provided by operating activities for our financial year ended March 31, 2010 before taking account of these costs.

The capacity of the AICF to satisfy claims is linked to the long-term financial success of James Hardie, especially the company’s ability to generate net operating cash flow.

On November 7, 2009, the Australian Government announced that it will provide a loan facility of up to A$160 million to the New South Wales Government that will go towards a standby loan facility of up to A$320 million to be made available by the New South Wales Government to the AICF to meet any short-term funding shortfalls. The standby loan facility will be entered into by the New South Wales Government, the AICF and certain of our former companies, Amaca Pty Ltd, Amaba Pty Ltd and ABN 60 Pty Limited.

In order to authorise the AICF to enter into the standby loan facility, the New South Wales Government has passed the James Hardie Former Subsidiaries (Winding-Up and Administration) Amendment Act 2009 (assented on December 14, 2009), which authorises and approves the loan facility agreement, associated guarantees and security, and ensures that the AICF has the authority to repay the loan.

The provision of the standby loan facility to the AICF will be available for drawing for a period of ten years and does not reduce James Hardie’s obligations under the AFFA. Drawdowns on the facility will be made once per year or more frequently if needed and the former James Hardie companies will provide security over insurance proceeds in favour of the New South Wales Government.

The AFFA will continue to operate in accordance with the terms negotiated by all parties and the obligation to pay claimants remains with the AICF, and its primary source of funding is expected to continue to be contributions from James Hardie.

Financial and Accounting Impact (see Section 1.3)

The significant financial and accounting impacts from the implementation of the Proposal and the transfer of our intellectual property and treasury and finance operations in connection with the Proposal are described below.

•	Transaction and implementation costs in connection with the Proposal and the transfer of our intellectual property and treasury and finance operations currently are calculated to be approximately US$63 million. This includes approximately US$20 million in advisory fees and other expenses incurred in connection with the implementation of Stage 1, and approximately US$41 million in Dutch taxes as a result of a capital gain on the transfer of our intellectual property and treasury and finance operations out of the Financial Risk Reserve regime in The Netherlands and the termination of that regime. The remaining estimated costs of approximately US$2 million consist primarily of advisory fees and other expenses expected to be incurred in connection with the implementation of Stage 2, including costs related to the establishment of a new head office in Ireland.

Primarily due to our utilization of Dutch net operating losses incurred during our financial year ended March 31, 2010, we expect the total cash costs of the Proposal to be approximately US$53 million. Of this approximately US$53 million cash cost, approximately US$10 million was paid in our financial year ended March 31, 2009, approximately US$21 million was paid in our financial year ended March 31, 2010 and the balance of approximately US$22 million is expected to be paid in our financial year ending March 31, 2011.

Our calculation of the Dutch tax due is based, among other things, on the value of our intellectual property as agreed with the Dutch Tax Authority and our estimate of the tax consequences to us of the transfer of our treasury and finance operations from The Netherlands and the termination of our participation in the Financial Risk Reserve regime. Until such time as we receive final corporate income tax assessments for the financial years ended March 31, 2006 through March 31, 2010, the amount of Dutch tax due will not be finalized. As a result, the actual amount of Dutch tax due could vary from our estimate and such variance could be material.

•	Our consolidated annual accounts will continue to be prepared under Generally Accepted Accounting Principles applicable in the US (which we refer to as US GAAP). Commencing with the first financial year end after Stage 2 of the Proposal is completed (i.e., year ended March 31, 2011 if Stage 2 is implemented prior to April 1, 2011) in order to comply with Irish law, we also will prepare consolidated annual accounts under “modified” US GAAP, which is US GAAP to the extent that it is not inconsistent with Irish company law. The annual entity accounts of Irish SE also will be prepared under Generally Accepted Accounting Principles applicable in Ireland (which we refer to as Irish GAAP).

•	In connection with the approval of Stage 2, we are asking shareholders to approve the abolishment of the merger revaluation reserve established in connection with our 2001 reorganisation and set off the amount at the expense of share premium and retained earnings in order to maintain the historical cost bases of our consolidated net assets from directly before the 2001 reorganisation. If this reclassification is approved in connection with Stage 2 of the Proposal, the amounts available to Irish SE for distribution as dividends and to repurchase shares will be substantially the same as for JHI SE.

•	After implementation of Stage 2, Irish SE’s ability to pay dividends and repurchase shares will be subject to Irish company law and will be determined based on profits accounted for in the individual accounts of Irish SE, calculated under Irish GAAP. However, as a result of the proposed reclassification referred to above, we do not believe these changes will have a material impact on Irish SE’s ability to pay dividends or repurchase shares as compared to JHI SE.

A more detailed explanation of the accounting and financial impact of implementing the Proposal is described under the heading “Financial and Accounting Impact” in Section 1.3.

Accounting Treatment of the Proposal (see Section 6)

Under US GAAP, completing Stage 2 of the Proposal will have no impact on our consolidated financial statements.

Stock Exchange Listings (see Section 3.5)

After our transformation to Irish SE, Irish SE’s securities will continue to be quoted on the ASX in the form of CUFS (with CHESS Depositary Nominees Pty Limited being the registered holder of the underlying shares and each CUFS representing one underlying share) and the NYSE in the form of ADSs (with The Bank of New York Mellon as the registered owner of CUFS and each ADS representing 5 CUFS/underlying shares). We intend to continue to maintain listings under the symbol “JHX” on both the ASX and the NYSE.

Dissenters’ Rights (see Section 20)

Under Dutch company law, shareholders do not have dissenters’ or appraisal rights in connection with the Proposal.

Material Tax Consequences for Shareholders (see Section 8)

For a detailed discussion of the material Australian, US federal, Dutch, Irish and UK tax consequences of Stage 2 of the Proposal for our shareholders, see “Material Tax Considerations of the Proposal” in Section 8.

The tax consequences of the Proposal for you will depend upon the facts of your situation. You should consult your own tax advisors for a full understanding of the tax consequences of the Proposal for you.

Notice for CUFS holders and ADS holders entitled to an exemption

Following implementation of Stage 2 of the Proposal, all of Irish SE’s shareholders will prima facie be subject to Irish dividend withholding tax (See “Irish Tax Consequences of the Proposal — Irish SE Shareholders Taxation” in Section 8.4.2).

Shareholders who reside in an EU member country other than Ireland or in a country with which Ireland has a double tax treaty may be entitled to an exemption from Irish dividend withholding tax subject to the non-resident declaration procedures described below. However, where such shareholders held their shares on June 23, 2009, they will generally be able to receive dividends without any dividend withholding tax for a period of one year from the date on which Stage 2 of the Proposal is implemented. Shareholders who acquire their shares after that date will not be entitled to this one year grace period and will be subject to the non-resident declaration procedures described below.

After this one-year period, shareholders who reside in an EU member country other than Ireland or in a country with which Ireland has a double tax treaty must complete and send to Irish SE a non-resident declaration form in order to have no Irish dividend withholding tax. If the appropriate declaration is not made, these shareholders will be liable for Irish dividend withholding tax of 20% on dividends paid by Irish SE and may not be entitled to offset this tax. In this case, it would be necessary for shareholders to apply for a refund of the withholding tax directly from the Irish Revenue authorities.

Australian resident shareholders who have not made the appropriate declaration will not be entitled to an offset for the Irish dividend withholding tax against their Australian income tax liability (See “Australian Income Tax

Consequences of the Proposal — Dividends and Distributions from us after our transformation to Irish SE” in Section 8.1.2.3) and will need to apply for a refund of the withholding tax directly from the Irish Revenue authorities.

The company announced on May 20, 2009 that it would omit the year-end dividend to conserve capital and that, until such time as market and global conditions improve significantly and the level of uncertainty surrounding future industry trends, as well as company-specific contingencies dissipate, it is expected that the company will continue to omit dividends in order to conserve capital.

Notwithstanding this, we recommend that the appropriate declaration is made by all shareholders who do not reside in Ireland. The appropriate declaration forms are available from our website, www.jameshardie.com, select James Hardie Investor Relations.

Notice for ADS holders with a registered address in the U.S.

Following implementation of Stage 2 of the Proposal, ADS holders with a registered address in the US will be entitled to an automatic exemption from Irish dividend withholding tax. This means that they will not be required to complete a non-resident declaration form in order to have no Irish dividend withholding tax (See “Irish Tax Consequences of the Proposal — Irish SE Shareholders Taxation” in Section 8.4.2).

SUMMARY SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

The following is our summary selected consolidated financial information for each of the years in the five-year period ended March 31, 2009 and the nine-month periods ended December 31, 2008 and December 31, 2009. The data is derived from, and should be read together with our report on Form 20-F filed on June 25, 2009 and our report on Form 6-K furnished on February 12, 2010, which are incorporated by reference into this Explanatory Memorandum. See “Where You Can Find Additional Information” in Section 12.

Historical financial data is not necessarily indicative of our future results and you should not unduly rely on it.

We prepare our consolidated financial statements in accordance with US GAAP as outlined in note 2 to our audited consolidated financial statements included in our report on Form 20-F filed on June 25, 2009.

	Nine Months Ended
	December 31		Fiscal Year Ended March 31,
	2009	2008	2009	2008	2007	2006	2005
	(Unaudited)
	In million US$
	(except sales price per unit and per share data)

Consolidated Statements of Operations Data:
Net Sales
USA and Europe Fibre Cement	631.3	740.6	929.3	1,170.5	1,291.2	1,246.7	974.3
Asia Pacific Fibre Cement	218.4	220.7	273.3	298.3	251.7	241.8	236.1

Total net sales	849.7	961.3	1,202.6	1,468.8	1,542.9	1,488.5	1,210.4

Operating (loss) income	(32.8)	334.0	173.6	(36.6)	(86.6)	(434.9)	196.2
Interest expense	(4.8)	(7.4)	(11.2)	(11.1)	(12.0)	(7.2)	(7.3)
Interest income	2.9	5.5	8.2	12.2	5.5	7.0	2.2
Other income (expense)	6.0	—	(14.8)	—	—	—	(1.3)

(Loss) income from continuing operations before income taxes	(28.7)	332.1	155.8	(35.5)	(93.1)	(435.1)	189.8
Income tax (expense) benefit	(53.9)	(66.2)	(19.5)	(36.1)	243.9	(71.6)	(61.9)

(Loss) income from continuing operations	(82.6)	265.9	136.3	(71.6)	150.8	(506.7)	127.9

Net (loss) income	(82.6)	265.9	136.3	(71.6)	151.7	(506.7)	126.9
(Loss) income from continuing operations per common share — basic	(0.19)	0.62	0.32	(0.16)	0.32	(1.10)	0.28
Net (loss) income per common share — basic	(0.19)	0.62	0.32	(0.16)	0.33	(1.10)	0.28
(Loss) income from continuing operations per common share — diluted	(0.19)	0.61	0.31	(0.16)	0.32	(1.10)	0.28
Net (loss) income per common share — diluted	(0.19)	0.61	0.31	(0.16)	0.33	(1.10)	0.28
Dividends paid per share	—	0.08	0.08	0.27	0.09	0.10	0.03
Book value per share(1)	(0.30)	(0.09)	(0.25)	(0.47)	0.55	0.20	1.36
Weighted average number of common shares outstanding
Basic	432.7	432.2	432.3	455.0	464.6	461.7	458.9
Diluted	432.7	433.5	434.5	455.0	466.4	461.7	461.0
Consolidated Cash Flow Information:
Net cash provided by (used in) operating activities	198.6	25.3	(45.2)	319.3	(67.1)	238.4	219.4
Net cash used in investing activities	(35.2)	(16.8)	(26.1)	(38.5)	(92.6)	(154.0)	(149.8)
Net cash (used in) provided by financing activities	(122.8)	(0.8)	25.0	(254.4)	(136.4)	118.7	(27.2)

	Nine Months Ended
	December 31		Fiscal Year Ended March 31,
	2009	2008	2009	2008	2007	2006	2005
	(Unaudited)
	In million US$
	(except sales price per unit and per share data)

Other Data:
Depreciation and amortization	45.6	41.6	56.4	56.5	50.7	45.3	36.3
Adjusted EBITDA	12.8	375.6	230.0	19.9	(35.9)	(389.6)	232.5
Capital expenditures	35.2	16.8	26.1	38.5	92.1	162.8	153.0
Volume (million square feet)
USA and Europe Fiber Cement	989.7	1,218.3	1,526.6	1,951.2	2,216.2	2,244.4	1,952.4
Asia Pacific Fiber Cement	292.1	301.4	390.6	398.2	390.8	368.3	376.9
Average sales price per unit (per thousand square feet)
USA and Europe Fiber Cement	638	608	609	600	583	555	499
Asia Pacific Fiber Cement (A$)	897	877	879	862	842	872	846
Consolidated Balance Sheet Data:
Net current assets	64.1	60.2	149.7	183.7	259.0	150.8	180.2
Total assets	2,130.9	1,827.0	1,898.7	2,179.9	2,128.1	1,445.4	1,088.9
Total debt	192.0	298.2	324.0	264.5	188.0	302.7	159.3
Common stock	221.0	219.7	219.2	219.7	251.8	253.2	245.8
Shareholders’ (deficit) equity	(131.1)	(37.5)	(108.7)	(202.6)	258.7	94.9	624.7

(1)	Book value per share is calculated by dividing total shareholders’ (deficit)/equity by common stock issued at December 31, 2009 and 2008 and at March 31, 2009, 2008, 2007, 2006 and 2005, respectively.

Adjusted EBITDA represents income from continuing operations before interest income, interest expense, income taxes, other non-operating expenses, net, cumulative effect of change in accounting principle, depreciation and amortization charges. The following table presents a reconciliation of adjusted EBITDA to net cash flows provided by (used in) operating activities, as this is the most directly comparable GAAP financial measure to adjusted EBITDA for each of the periods indicated:

	Nine Months Ended
	December 31		Fiscal Year Ended March 31,
	2009	2008	2009	2008	2007	2006	2005
	(Unaudited)
	In million US$

Net cash provided by (used in) operating activities	198.6	25.3	(45.2)	319.3	(67.1)	238.4	219.4
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities	(296.5)	172.8	(3.5)	(318.9)	4.5	(789.1)	(60.8)
Change in operating assets and liabilities, net	15.3	67.8	185.0	(72.0)	214.3	44.0	(31.7)

Net (loss) income	(82.6)	265.9	136.3	(71.6)	151.7	(506.7)	126.9
Loss from discontinued operations	—	—	—	—	—	—	1.0
Cumulative effect of change in accounting principle	—	—	—	—	(0.9)	—	—
Income tax expense (benefit)	53.9	66.2	19.5	36.1	(243.9)	71.6	61.9
Interest expense	4.8	7.4	11.2	11.1	12.0	7.2	7.3
Interest income	(2.9)	(5.5)	(8.2)	(12.2)	(5.5)	(7.0)	(2.2)
Other (income) expense	(6.0)	—	14.8	—	—	—	1.3
Depreciation and amortization	45.6	41.6	56.4	56.5	50.7	45.3	36.3

Adjusted EBITDA	12.8	375.6	230.0	19.9	(35.9)	(389.6)	232.5

Adjusted EBITDA is not a measure of financial performance under US GAAP and should not be considered an alternative to, or more meaningful than, income from operations, net income or cash flows as defined by US GAAP or as a measure of profitability or liquidity. Not all companies calculate Adjusted EBITDA in the same manner as we have and, accordingly, Adjusted EBITDA may not be comparable with other companies. We have included information concerning Adjusted EBITDA because we believe that this data is commonly used by investors to evaluate the ability of a company’s earnings from its core business operations to satisfy its debt, capital expenditure and working capital requirements. To permit evaluation of this data on a consistent basis from period to period, Adjusted EBITDA has been adjusted for noncash charges, as well as non-operating income and expense items.

MARKET PRICE INFORMATION

Our securities, in the form of:

•	CUFS trade on the ASX; and

•	ADSs trade on the NYSE,

each under the symbol “JHX.”

The following table presents the closing market prices per security for our publicly traded securities, being CUFS and ADSs in Australian dollars and US dollars, respectively:

•	as reported on ASX for CUFS; and

•	as reported on the NYSE for ADSs.

In each case, the prices quoted are given as of:

•	the last full trading day on ASX and the NYSE prior to the public announcement of the Proposal; and

•	the most recent practicable trading date prior to the date of this Explanatory Memorandum.

	James Hardie
	CUFS (A$)	ADSs (US$)

June 22, 2009	$4.20	$16.18
April 21, 2010	$7.25	$33.25

You are urged to obtain current market prices quoted for our CUFS and ADSs before making a decision with respect to the Proposal.

RISK FACTORS

Our most recent Annual Report on Form 20-F, which is incorporated by reference into this Explanatory Memorandum, describes a variety of risks relevant to our business and financial condition, which you are urged to read in full. The following discussion concerns key risk factors relating specifically to the Proposal.

Irish SE will be exposed to the risk of future adverse changes in Irish and US law, as well as changes in tax rates, which could materially adversely affect us, including by reducing or eliminating the anticipated benefits of the Proposal.

Upon implementation of Stage 2 of the Proposal, Irish SE will be subject to Irish law. As a result, Irish SE would be subject to the risk of future adverse changes in Irish law (including Irish company and tax law). In addition, the tax rates for which we expect Irish SE and its subsidiaries to be eligible on our transformation may be increased in the future.

Irish SE also will be subject to the risk of future adverse changes to US law, as well as changes of law in other countries in which Irish SE or its subsidiaries operate.

For example, the US Congress may take legislative action that could override tax treaties upon which we rely or could subject Irish SE or Dutch SE to US tax. A number of legislative proposals in recent years have sought to deny benefits or impose penalties on companies domiciled outside of the US that conduct substantial business in the US or whose executives with decision-making responsibility are located primarily in the US. We cannot predict the outcome of any specific legislative proposal.

Our effective tax rate may be higher in future years whether or not we implement the Proposal.

James Hardie’s effective tax rate for the year ended March 31, 2009 was the result of tax expense incurred in a number of jurisdictions, principally the US, Australia, New Zealand, the Philippines and The Netherlands. The primary drivers of James Hardie’s effective tax rate are the tax rates of the jurisdictions in which we operate, the level and geographic mix of pre-tax earnings, intra-group royalties, interest rates and the level of debt which give rise to interest expense on external debt and intra-group debt, the benefits derived from the Financial Risk Reserve regime in The Netherlands while we are subject to such regime, extraordinary and non-core items, and the value of adjustments for timing differences and permanent differences, including the non-deductibility of certain expenses, all of which are subject to change and which could result in a material increase in our effective tax rate.

Other than the Financial Risk Reserve regime, these factors will continue to drive James Hardie’s effective tax rate. Whether James Hardie implements the Proposal or remains in The Netherlands, we cannot provide any assurance as to what our effective tax rate will be in the future.

Revenue rulings received from Irish and Dutch Revenue authorities are based upon facts that may not be met in the future, in which case there is a risk that the conclusions reached in the rulings will not apply to us, including that Irish SE will not be treated as an Irish tax resident for purposes of the US/Ireland Treaty and The Netherlands/Ireland Treaty.

In connection with the Proposal, we requested and received certain revenue rulings from Irish and Dutch Revenue authorities, which are described in further detail in this Explanatory Memorandum (see “Revenue Rulings” in Section 5). Revenue rulings represent advice received from taxing authorities as to the tax consequences of particular circumstances or a transaction and are based upon the specific facts presented to the taxing authority in the ruling request. In the case of the Irish Revenue authorities’ rulings, the Irish Revenue authorities have the ability to review their advice when a transaction is complete and all the facts are known.

One of the rulings received from the Irish Revenue authorities confirms, among other things, that so long as Irish SE is centrally managed and controlled in Ireland, it will be a tax resident of Ireland once Stage 2 of the Proposal has been approved and implemented. The ruling received from the Dutch Revenue authorities confirms, among other things, that if the Proposal is implemented, Irish SE will be no longer subject to Dutch corporate income tax (except on Dutch source income) nor Dutch dividend withholding tax as long as Irish SE remains an Irish tax resident for purposes of The Netherlands/Ireland Treaty. Two of the Irish Revenue authorities’ other rulings relate to the tax status in Ireland of two of our subsidiaries to which our intellectual property and our treasury and finance operations have been transferred in connection with the Proposal.

The issue as to whether a company is centrally managed and controlled in Ireland is a question of fact directed at the highest level of control of a company’s business, as distinct from day-to-day control to carry out normal business operations. Irish SE intends to establish that it is centrally managed and controlled in Ireland by, among other things, holding a majority of its board meetings in any one year in Ireland with participation of a majority of its directors in Ireland: the board deciding on corporate strategy, such as decisions relating to significant transactions and investments, capital expenditures, equity and debt raising and dividend payments in Ireland: and maintaining its head office function in Ireland. One of the rulings from the Irish Revenue authorities confirms that if Irish SE operates in this manner, Irish SE will be deemed a tax resident of Ireland.

If Irish SE fails to satisfy the requirement that it be centrally managed and controlled in Ireland because it fails to operate in the manner set out in the ruling from the Irish Revenue authorities or otherwise, it may not qualify as an Irish tax resident for the purposes of the US/Ireland Treaty and The Netherlands/Ireland Treaty. If this occurred, Irish SE would not receive some or all of the anticipated benefits under the Proposal. In such circumstances, Irish SE also could be subject to tax in another jurisdiction, including The Netherlands. Irish SE or its subsidiaries may also in the future fail to operate in a manner consistent with other facts upon which our rulings are based. In such event, the conclusions reached in the revenue rulings would no longer apply and we may not receive some or all of the anticipated benefits of the Proposal. See “Revenue Rulings” in Section 5.

The US/Ireland Treaty may be amended in the future and there is a risk that Irish SE would be unable or unwilling to make changes required to qualify for treaty benefits.

While the US/Ireland Treaty contains an article regarding limitations on benefits (which requires the relevant person claiming relief to be an Irish resident who meets one or more requirements set out in the treaty), the limitations of benefits article in the US/Ireland Treaty does not presently contain an equivalent to the substantial presence requirement included in the US/Netherlands Treaty. See “The US/Netherlands Treaty” and “The US IRS 30-Day Letter” in Sections 2.2.2 and 2.2.3, respectively, for a further description of “substantial presence,” as that term is used in the context of the US/Netherlands Treaty.

However, the US/Ireland Treaty may be amended in the future in a manner that would adversely affect Irish SE or its ability to qualify for benefits under the US/Ireland Treaty, including in a manner that would result in Irish SE and its subsidiaries not receiving some or all of the anticipated benefits of the Proposal. A risk of such an amendment to the US/Ireland Treaty arises from, among other things, the fact that the US Model Income Tax Convention of November 15, 2006, which generally serves as a basis for US tax treaty negotiations, contains an equivalent of the substantial presence requirement included in the US/Netherlands treaty.

In the event the US/Ireland Treaty were amended in a manner that would adversely affect Irish SE or its ability to qualify for benefits under the US/Ireland Treaty, including in a manner that would result in Irish SE and its subsidiaries not receiving some or all of the anticipated benefits of the Proposal, Irish SE would need to consider its available alternatives at that time.

There is a risk that the US IRS will react adversely as a result of our decision to pursue the Proposal.

Although we do not believe our decision to pursue the Proposal should increase the likelihood that the US IRS will seek to examine any tax years or portions thereof not examined prior to the move to Ireland, we cannot predict how the US IRS will react to our decision to pursue the Proposal. There can be no assurance that, as a result of the Proposal, the US IRS will not seek to examine other tax years or portions thereof. In addition, the US IRS could seek to challenge our move to Ireland and our ability to receive benefits under the US/Ireland Treaty. However, because we expect Irish SE will be able to satisfy the requirements of the US/Ireland Treaty, we believe Irish SE will be eligible to receive the benefits under the US/Ireland Treaty.

Certain of the actual tax consequences of the Proposal to Australian tax resident shareholders may differ from those described in this Explanatory Memorandum.

In connection with the Proposal, we have received a final class ruling from the Australian Taxation Office that no capital gain or capital loss will arise under the Australian capital gains tax provisions for Australian tax resident shareholders who hold their shares or CUFS on capital account as a result of the Proposal.

We also have received an opinion from PricewaterhouseCoopers LLP, our Australian tax advisor, relating to other tax consequences to Australian shareholders that hold their shares or CUFS on capital account. However, this opinion is subject to a degree of uncertainty because there can be no assurance that the Australian Taxation Office would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described in Sections 8.1.1, 8.1.2.3, 8.1.2.4 and 8.1.2.5. As a result, there is a risk that the actual tax consequences to Australian shareholders with respect to the matters described in these sections could be different than those described in the sections and any such differences could be adverse to Australian shareholders.

The rights of shareholders after our transformation to Irish SE will not be the same as at present.

More significant changes to the rights of shareholders will occur upon implementation of Stage 2 of the Proposal as compared to Stage 1. Irish SE will be a company registered under the laws of Ireland and the rights of holders of Irish SE securities will be governed by Irish company law, the SE Regulation and the memorandum and articles of association of Irish SE. Due to the differences between Dutch and Irish laws and the differences between our constituent documents both before and after implementing Stage 2 of the Proposal, your rights as a shareholder will change.

By way of example, as a result of the Proposal, the present takeover regime under our articles of association will no longer apply and Irish SE instead will be subject to the Irish takeover rules and the regulation of the Irish Takeover Panel.

For more information regarding these differences and the changes in the rights for shareholders see “Summary of Key Corporate Law Differences Between JHI SE and Irish SE” in Section 4.5.

In connection with the implementation of Stage 1, we and certain of our subsidiaries were required to negotiate the terms of future employee involvement in JHI SE and certain of its subsidiaries with SNBs representing employees from EEA member states in which James Hardie operates. These negotiations resulted in an agreement that requires us, among other things, to provide information to employees annually and upon certain other events and for us to consult with employees on these matters.

Under the SE Regulation and other relevant legislation, formation of an SE through merger requires the companies involved in the merger to enter into negotiations with a special negotiating body (which we refer to as the SNB), made up of employee representatives in EEA member states to come to an arrangement on future employee involvement in the SE. As part of the process, we and certain of our subsidiaries provided our European employees with the opportunity to nominate and elect employees to be part of the SNB. As a result of the SNB process, we and certain of our subsidiaries have entered into an agreement on the involvement of employees materially in accordance with the Standard Rules (which we define in Section 3.9) governing the provision of information to and consultation with our European employees. The agreement generally provides that the management of JHI SE and certain of our subsidiaries will provide information to our European employees regarding Material Matters (which we describe in further detail in Section 3.9) both annually and as such matters may arise. The agreement also provides that we will, subject to certain conditions, provide additional information and engage in a dialogue and exchange of views with those European employees who express an interest in these communications in a manner and with a content that allows those employees to express an opinion on the Material Matters in such a way that their opinion may be taken into account in our decision-making process. We also have agreed that we will convene a meeting with non-EEA member state employees to discuss information related to Material Matters.

As contemplated by the agreement, we provided notice to and consulted with our European employees regarding the migration of our corporate seat from The Netherlands to Ireland.

While we do not expect that the entry into the employee involvement agreement will result in a material change to our governance or the way James Hardie runs its business, we have not operated under this type of agreement before and there can be no assurance that it will not affect our governance or decision making process.

For more information about the agreement on the involvement of employees, see “Agreement on the Involvement of Employees” in Section 3.9.

Changes in our board structure and the composition of our board of directors may lead to a loss of continuity of directors and adversely affect our decision-making and governance.

In connection with the implementation of Stage 2 of the Proposal, our Supervisory and Managing Boards will be replaced with a single board of Irish SE, which, over time, is expected to consist of eight non-executive directors and one executive director. All of your seven directors currently serving on the Supervisory Board will continue as non-executive directors of Irish SE, with one new director expected to be added to the board of Irish SE over time. Our Supervisory Board includes one director that was appointed following shareholder approval of Stage 1.

Only one of the existing seven directors on our Supervisory Board who will continue as a director of Irish SE has served more than four years. The balance of the Irish SE board, other than our CEO, will be made up of directors with less than four years experience with James Hardie. The changes to our board structure and composition as a result of the implementation of the Proposal could for a period of time impact the effectiveness of your directors and of board-level decision-making at Irish SE.

For more information about our board structure and the composition of our boards, see “Corporate Governance” in Section 4.3.

The actual benefits that we realise from the Proposal could be materially different from our current expectations.

The Proposal is designed to enable us to reorganise James Hardie in a manner that would, among other things, allow key senior managers with global responsibilities to be free to spend more time with management at our local operations and in our markets and provide more certainty to James Hardie regarding its future tax obligations. In addition, the Proposal is partly driven by the desire to increase our future flexibility by becoming subject to Irish company law. However, there can be no assurance that the ability of our key senior managers with global responsibilities to spend more time with local operations and in our markets will result in an improvement to our results of operations, that the tax laws expected to apply to Irish SE’s operations will not adversely change in the future, that Irish company law will not become more restrictive or otherwise disadvantageous or that changes to our governance structure and board composition will not adversely affect us. A variety of other factors that are partially or entirely beyond our control could cause the actual benefits that we realise from the Proposal to be materially different from what we currently expect.

Our business may be adversely affected as a result of adverse action against us and negative publicity resulting from our announcement and implementation of the Proposal, including the reduction of amounts available for contributions under the AFFA resulting from the costs associated with the Proposal and the possibility of the AICF later not having sufficient funding to meet future obligations.

There is a possibility that, despite certain covenants agreed to by the New South Wales Government in the AFFA and the standby loan arrangements, adverse action could be directed against us by one or more of the New South Wales Government, the Government of the Commonwealth of Australia (which we refer to as the Australian Commonwealth Government), governments of the other states or territories of Australia or any other governments, unions or union representative groups, or asbestos disease groups in relation to the asbestos liabilities in respect of which the AICF has been established. Such action might arise as a result of the costs of the Proposal reducing the amounts available for contribution under the AFFA in the financial year following implementation of the Proposal, particularly if the AICF does not have sufficient funding in future years to meet obligations to claimants or requires additional loans to meet obligations to claimants. This risk is compounded by other factors adversely affecting our net operating cash flow, such as the difficult trading conditions we currently face in our key markets and the payments we have made, and may make in the future, to taxation authorities in respect of prior taxation years.

The Proposal also could result in increased negative publicity related to James Hardie. There continues to be negative publicity regarding, and criticism of, companies that conduct substantial business in the US but are domiciled in countries like Bermuda. We cannot assure you that we will not be subject to similar criticism based on the Proposal. We previously have been the subject of significant negative publicity in connection with the events that were considered by the Special Commission of Inquiry and the Australian Securities & Investments Commission proceedings in Australia.

We believe that any such adverse action or negative publicity could materially adversely affect our financial position, liquidity, results of operations and cash flows, employee morale and the market prices of our publicly traded securities.

We may be unable to obtain the regulatory and other approvals required to implement the Proposal or the Proposal may be challenged by governmental entities or third parties.

Implementing Stage 2 of the Proposal requires the expiry of a two-month period after publication of the transfer proposal relating to Stage 2 (which will expire on May 3, 2010) without opposition from either (1) the company’s creditors to the change of corporate domicile to Ireland and the satisfactory resolution of any creditor objections, (2) the Dutch Ministry of Justice based on grounds of public interest or (3) the Dutch Authority for the Financial Markets (Stichting Autoriteit Financiële Markten) (which we refer to as the AFM). In addition, a Dutch civil law notary must issue a certificate attesting to the completion of the acts and formalities required to be accomplished before the move to Ireland and the certificate must be submitted to the Companies Registration Office of Ireland, together with appropriate filing documentation.

With respect to Dutch regulatory approvals required for Stage 2 of the Proposal, upon the advice of the Dutch civil law notary, we are seeking a statement of no objection from the Dutch Ministry of Finance in connection with the implementation of Stage 2, which we also sought and received in connection with Stage 1. In the event that the statement of no objection is not received from the Dutch Ministry of Finance, we may be delayed or prevented from implementing Stage 2 of the Proposal as described in this Explanatory Memorandum.

In addition, relevant state or foreign governmental authorities could revoke, fail to provide or challenge or seek to block Stage 2 of the Proposal, as such authority deems necessary or desirable in the public interest. Moreover, in some jurisdictions, a third party could initiate a private action challenging or seeking to enjoin Stage 2 of the Proposal, before or after it is implemented. We cannot be sure that a challenge to Stage 2 of the Proposal will not be made or that, if a challenge is made, our position will prevail. For a full description of the regulatory approvals required for Stage 2 of the Proposal, see “Key Steps in Connection with the Proposal” in Section 1.2.

Any delay in implementing the Proposal may significantly reduce the benefits expected to be obtained from the Proposal.

In addition to the required shareholder approval, consummation of Stage 2 of the Proposal is subject to several other conditions, some of which may prevent, delay or otherwise materially adversely affect its implementation. Although we expect that these conditions will be satisfied in a timely fashion, we cannot predict whether and when these other conditions will be satisfied. Any delay in implementing Stage 2 of the Proposal may significantly reduce some or all of the expected benefits from the Proposal and/or result in material increases to the estimated transaction and implementation costs.

Stage 2 of the Proposal may not proceed, in which event we will not receive the anticipated benefits from the Proposal.

If Stage 2 of the Proposal does not proceed, we will continue as a European Company with our corporate domicile in The Netherlands, with capacity to move our corporate domicile in the future to any other EU member state (that has implemented the SE Regulation) if shareholders approve such a move.

If Stage 2 is not implemented, none of the favourable aspects of Stage 2 of the Proposal will be obtained and the risks and adverse consequences for our staying in The Netherlands will continue to apply, including the requirement for our key senior managers with global responsibilities to spend a significant amount of their time in The Netherlands and the uncertainty regarding our tax obligations as a result of the US IRS interpretation of the application of the US/Netherlands Treaty to James Hardie. In such event, we will remain a Dutch SE and remain exposed to the risk of future adverse changes in Dutch law and we will have incurred significant transaction and implementation costs, as well as the diversion of management resources.

More information regarding the costs associated with the Proposal and the costs associated with the transfer of our intellectual property and treasury and finance operations is described under the heading “Financial and Accounting Impact” in Section 1.3.

Implementing the Proposal and relocating our corporate headquarters from The Netherlands to Ireland might be disruptive.

Implementing the Proposal could divert our management resources from other transactions or activities that we may otherwise desire to undertake. Diversion of management attention from such activities could adversely affect our ongoing operations and business relationships. These diversions may prevent us from pursuing attractive business opportunities that may arise prior to implementing the Proposal.

In addition, relocating our head office from The Netherlands to Ireland upon implementation of Stage 2 of the Proposal could result in the loss of personnel. Terminating or replacing these people could be costly and have a negative impact on the continuity and progress of our business, including our operating results.

RECENT DEVELOPMENTS

In December 2009, we refinanced US$130 million in facilities, which previously had maturity dates in or prior to June 2010. The maturity date of these new facilities is in December 2012.

1. THE PROPOSAL

1.1.  Summary of Terms of the Proposal

As previously announced, Stage 2 is the second step in the Proposal to effect our transformation from a public limited liability corporation registered in The Netherlands (Naamloze Vennootschap (NV)) to a European Company (Societas Europaea (SE)) with our corporate domicile in Ireland.

Pursuant to Stage 1, we completed our transformation to a European Company (Societas Europaea (SE)) with our corporate domicile in The Netherlands. In connection with Stage 2, our registered office and head office will move from The Netherlands to Ireland and we will become Irish SE.

In connection with the implementation of Stage 1 of the Proposal, in October 2009, following shareholder approval of Stage 1, we transferred our intellectual property to a Bermudan subsidiary with its tax residence in Ireland and transferred our treasury and finance operations to an Irish subsidiary. The transfer of our treasury and finance operations from The Netherlands resulted in the early termination of our participation in the Financial Risk Reserve regime in The Netherlands and required the payment of all Dutch tax due on the balance remaining in our Financial Risk Reserve account at that time, including tax due on the transfer of our intellectual property from The Netherlands.

See “Financial and Accounting Impact” in Section 1.3 for further information regarding costs associated with the Proposal and the Dutch tax we incurred in connection with the transfer of our intellectual property and our treasury and finance operations.

1.2.  Key Steps in Connection with the Proposal

1.2.1.  Stage 2

Our directors have approved Stage 2. The key remaining steps that must be satisfied to implement Stage 2 of the Proposal are:

•	expiry of a two-month period after publication of the proposal to transfer the corporate domicile from The Netherlands to Ireland (which will expire on May 3, 2010), allowing any creditors to object to the change in corporate domicile to Ireland and to allow for satisfactory resolution of any creditor objections;

•	expiry of a two-month period after publication of the transfer proposal relating to Stage 2 (which will expire on May 3, 2010) without opposition from the Dutch Ministry of Justice based on grounds of public interest;

•	expiry of a two-month period after publication of the transfer proposal relating to Stage 2 (which will expire on May 3, 2010) without opposition from the AFM;

•	shareholder approval for Stage 2, which includes the abolishment of our merger revaluation reserve (see “Financial and Accounting Impact” in Section 1.3); and

•	a Dutch civil law notary issuing a certificate attesting to the completion of the acts and formalities to be accomplished before the move to Ireland and the submission of the certificate to the Companies Registration Office of Ireland, together with appropriate filing documentation.

With respect to Dutch regulatory approvals required for Stage 2 of the Proposal, upon the advice of the Dutch civil law notary, we are seeking a statement of no objection from the Dutch Ministry of Finance in connection with the implementation of Stage 2, which we also sought and received in connection with Stage 1. With respect to Dutch regulatory approvals required for Stage 2 of the Proposal, upon the advice of the Dutch civil law notary, we are seeking a statement of no objection from the Dutch Ministry of Finance in connection with the implementation of Stage 2, which we also sought and received in connection with Stage 1. In the event that the statement of no objection is not received from the Dutch Ministry of Finance, we may be delayed or prevented from implementing Stage 2 of the Proposal as described in this Explanatory Memorandum.

1.3.  Financial and Accounting Impact

The significant financial and accounting impacts from the implementation of the Proposal and the transfer of our intellectual property and treasury and finance operations in connection with the Proposal are described below.

Transaction and implementation costs in connection with the Proposal and the transfer of our intellectual property and treasury and finance operations currently are calculated to be approximately US$63 million. This includes approximately US$20 million in advisory fees and other expenses incurred in connection with the implementation of Stage 1, and approximately US$41 million in Dutch taxes as a result of a capital gain on the transfer of our intellectual property and treasury and finance operations out of the Financial Risk Reserve regime in The Netherlands and the termination of that regime. The remaining estimated costs of approximately US$2 million consist primarily of advisory fees and other expenses expected to be incurred in connection with the implementation of Stage 2, including costs related to the establishment of a new head office in Ireland.

Primarily due to our utilization of Dutch net operating losses incurred during our financial year ended March 31, 2010, we expect the total cash costs of the Proposal to be approximately US$53 million. Of this approximately US$53 million cash cost, approximately US$10 million was paid in our financial year ended March 31, 2009, approximately US$21 million was paid in our financial year ended March 31, 2010 and the balance of approximately US$22 million is expected to be paid in our financial year ending March 31, 2011. The Dutch tax charge, which currently is expected to be US$41 million, will be capitalized as a non-current asset and is being amortized to tax expense on the straight-line method over the life of the transferred assets of approximately 15 years.

Our calculation of the Dutch tax due is based, among other things, on the value of our intellectual property as agreed with the Dutch Tax Authority and our estimate of the tax consequences to us of the transfer of our treasury and finance operations from The Netherlands and the termination of our participation in the Financial Risk Reserve regime. Until such time as we receive final corporate income tax assessments for the financial years ended March 31, 2006 through March 31, 2010 the amount of Dutch tax due will not be finalized. As a result, the actual amount of Dutch tax due could vary from our estimate and such variance could be material.

Our consolidated annual accounts will continue to be prepared under US GAAP. Commencing with the first financial year end after Stage 2 is completed (i.e., year ended March 31, 2011 if Stage 2 is implemented prior to April 1, 2011) in order to comply with Irish law, we also will prepare consolidated annual accounts under “modified” US GAAP, which is US GAAP to the extent that it is not inconsistent with Irish company law. The annual entity accounts of Irish SE will be prepared under Irish GAAP.

In connection with our 2001 reorganisation (See “The 2001 and 2003 Reorganisations” in Section 2.1), a negative merger revaluation reserve was recorded in the company’s financial statements in order to maintain the historical cost bases of our consolidated net assets from directly before the 2001 reorganisation. Under Dutch and Irish company law, the merger revaluation reserve is included in the calculation of amounts available for distribution to shareholders by way of dividend or repurchase of shares. In The Netherlands, the share premium reserve also is included in such calculation. In Ireland, share premium reserve is not included in such calculation, which would result in a material reduction in the amount available for distribution to shareholders following our transformation to Irish SE in Stage 2.

As part of shareholder approval for Stage 2, you are being asked to approve the abolishment of the merger revaluation reserve and set off the amount at the expense of share premium and retained earnings. After implementation of Stage 2, our ability to pay dividends and repurchase shares will be subject to Irish company law and will be determined based on our profits calculated under Irish GAAP. However, if this reclassification is approved in connection with Stage 2, we do not believe these changes will have a material impact on our ability to pay dividends or repurchase shares.

1.4.  Holdings of CUFS and ADSs through the Proposal

Shareholders will continue to hold the same number of CUFS or ADSs in Irish SE if Stage 2 is approved and implemented as they held beforehand. No action is required of shareholders in respect of their certificates or holding statements in connection with the Proposal. If the Proposal is approved and implemented, shareholders’ current certificates or holding statements for our securities will remain effective and continue to represent their holdings in Irish SE until new holding statements are issued in the ordinary course as a result of future changes in security holdings.

1.5.  Required Votes for Stage 2 of the Proposal

Stage 2 of the Proposal requires the approval of 66 2/3% of shareholder votes cast at a properly held meeting at which at least 5% of our issued share capital is present or represented.

2. BACKGROUND OF THE PROPOSAL AND RELATED MATTERS

This section summarises the key background events leading to your directors’ recommendation of the Proposal and connected transactions.

2.1.  The 2001 and 2003 Reorganisations

In July 2001, we announced plans to establish a new corporate structure designed to place us and our shareholders in a position to maximise value from our existing operations and continuing international growth. The restructure resulted in the incorporation of our parent company in The Netherlands with a primary listing on the ASX in the form of CUFS and the listing of ADSs on the NYSE.

In 2003, we transferred ownership of certain intellectual property assets to The Netherlands to better manage our intellectual property assets by centralising the investment, holding and use of the intellectual property.

2.2.	Implementation of Stage 1 of the Proposal and Transfer of Intellectual Property and Treasury and Finance Operations

In June 2009, we announced the Proposal and our plans to transform from a public limited liability corporation registered in The Netherlands (Naamloze Vennootschap (NV)) to a European Company (Societas Europaea (SE)) with our corporate domicile in Ireland.

In February 2010, following shareholder approval, we implemented Stage 1 of the Proposal. As set out in the Stage 1 explanatory memorandum, prior to this, in October 2009 we transferred our intellectual property to a Bermudan subsidiary with its tax residence in Ireland and transferred our treasury and finance operations to an Irish subsidiary that is tax resident in Ireland.

2.2.1.  The Netherlands Financial Risk Reserve Regime

Prior to the transfer of our intellectual property and treasury and finance operations from The Netherlands, we derived commercial and tax benefits from the group finance operations of our Netherlands-based finance subsidiary through rulings from the Dutch Revenue authorities allowing that subsidiary to set aside certain amounts in a Financial Risk Reserve account subject to the Financial Risk Reserve regime. The Financial Risk Reserve Regime adopted by the tax authorities in The Netherlands permitted us to be taxed at a rate lower than the statutory rate of Dutch corporate tax for a percentage of qualifying financing income, the gain from the disposal of intellectual property and qualifying equity contributions used to finance capital and certain other expenditures. The favourable tax benefits provided under the Financial Risk Reserve regime are due to expire on December 31, 2010.

On September 15, 2009, the Dutch government announced a tax bill proposing the liberalization of the patent box regime, which was proposed to be re-named the innovation box as part of the 2010 budget. The patent box was first introduced in January 2008 as a special regime for income derived from certain self-developed intangibles. Under this regime, if a company had internally developed an intangible asset for which a patent had been granted, or from 2008 onward, for which a special research and development certificate had been issued by a Dutch government agency, the company could elect to apply the patent box regime for income received from that qualifying intangible asset and that income would then be taxable at an effective tax rate of 10%, subject to certain conditions and limitations. In its 2010 Budget, the Dutch government announced that the effective tax rate for the innovation box would be lowered to 5% from January 1, 2010 onward. In addition, under the proposal different limits for patented and un-patented (research and development certificated) assets would be removed, resulting in a wider scope of the innovation box regime. This proposal was enacted in December 2009 and has entered into force as from January 1, 2010. It appears that because our research and development is carried out by the contract research and development centers operated by us in the US and Australia, we would not have qualified for the innovation box so that the current statutory rate of 25.5% would have applied to royalty and finance income received after our exit from the FRR regime if our intellectual property and loan portfolio had remained in The Netherlands.

More importantly, this legislative change did not address permitting our senior managers with global responsibilities to spend more time with James Hardie’s operations and in its markets, providing greater certainty for James Hardie to obtain benefits under the US/Netherlands treaty or increasing our flexibility to undertake certain transactions in the future. This legislative change also did not address the issue that any future transfer of our intellectual property from The Netherlands or a future restructuring or other transaction that resulted in such a transfer would likely result in more Dutch tax cost than the recently completed transfer.

We previously had considered remaining domiciled in The Netherlands and moving only our intellectual property and loan portfolio to another jurisdiction in the EU. While this strategy could have addressed the issue of the expiration of the Financial Risk Reserve regime in 2010 and, accordingly, the expiration of the favourable treatment of group royalty and finance income, it would not have addressed other issues, including allowing key senior managers with global responsibility to spend more time with James Hardie’s operations and in its markets, providing greater certainty for us to obtain benefits under the US/Ireland Treaty than under the US/Netherlands Treaty and increasing James Hardie’s flexibility in the future to undertake certain transactions, which directors believe expands our strategic options.

2.2.2.  The US/Netherlands Treaty

As a tax resident of The Netherlands, we have received and, as long as we are registered in The Netherlands, we believe are entitled to receive substantial tax benefits under the US/Netherlands Treaty, which we believe provides for no US withholding tax on dividends, interest and royalties paid by our US subsidiaries to us or our subsidiaries, subject to certain conditions being met, in The Netherlands.

2.2.3.  The US IRS 30-Day Letter

In July 2008, the US IRS concluded an audit to determine whether we satisfy the requirements under the amended US/Netherlands Treaty. As part of this audit process, the US IRS issued a 30-Day Letter in which it asserted that we and our subsidiaries in The Netherlands did not qualify for benefits under the amended US/Netherlands Treaty during 2006 and 2007.

We strongly disagreed with the assertions made by the US IRS, and contested the US IRS’s findings by filing a formal protest to the 30-Day Letter through the administrative appeals process. Following a conference with the Appeals Division of the US IRS and further discussions, we announced on April 15, 2009 that the US IRS has signed a settlement agreement with the company’s subsidiaries in which the US IRS conceded the US government’s position in full. As a result, the US IRS has now concluded that we and our subsidiaries did qualify for prior benefits under the amended US/Netherlands Treaty during 2006 and 2007.

We believe that we and our Dutch subsidiaries have qualified and continue to qualify for treaty benefits under the amended US/Netherlands Treaty. While we ultimately prevailed in the dispute with the US IRS for the years 2006 and 2007, the US IRS could reassert its position in respect of subsequent tax periods and, accordingly, your directors consider it prudent to mitigate the risk of further disputes with the US IRS. If the US IRS were to reassert its position in respect of subsequent tax periods and the Proposal is not implemented, we may be unable to receive tax benefits under the US/Netherlands Treaty, in which case we could be liable for 30% withholding tax on dividend, interest and royalty payments in periods ending after 2007 and, again, interest charges and penalties could apply. While the Proposal will not impact the risk of withholding taxes being imposed on payments made to us or our subsidiaries in The Netherlands during 2008 and 2009, if we remain domiciled in The Netherlands, the amount of withholding tax that could be in dispute with the US IRS is estimated to be approximately US$30 million for 2010 and is expected to increase thereafter.

2.3.  Our Business and Residency Requirements

2.3.1.  Our Business

Through our network of subsidiaries, we manufacture building materials in the US, Australia, New Zealand and the Philippines. In our financial year ended March 31, 2009, we generated net sales in excess of US$1.4 billion. The majority of our building materials manufacturing capacity (86%) was located in the US and the US market also accounted for almost 80% of net sales to customers. As of March 31, 2010, we employed 2,527 people worldwide, the majority of whom (1,684) were located in the US.

Our business in the US has been adversely affected by the decline in the US housing market and the turmoil within financial and mortgage lending institutions. These challenges make it even more difficult to maintain significant management presence in The Netherlands, away from our major operations, while continuing to comply with the “substantial presence” test under the amended US/Netherlands Treaty.

2.3.2.  Our Residency Requirements

To satisfy the requirements of the amended US/Netherlands Treaty, we moved our Chief Executive Officer, Chief Financial Officer and General Counsel as well as our head office to The Netherlands. In addition:

•	strategic decisions regarding our business have been and continue to be made in The Netherlands, and our US and Asia Pacific leadership teams travel to The Netherlands for regular meetings with the Managing Board; and

•	the majority of Supervisory Board meetings have been and continue to be held in The Netherlands.

Even if increasing our management presence in The Netherlands were a viable practical and commercial option, the continued uncertainty surrounding the annual application of the amended US/Netherlands Treaty presents an unacceptable risk for us as the US IRS could, notwithstanding its concession that we and our subsidiaries qualified for benefits during 2006 and 2007, take the position at any time that the primary place of management and control requirements are not met in subsequent tax years. Failure to meet the requirements in the amended US/Netherlands Treaty would have serious ramifications for our shareholders given the large amounts of withholding tax, plus interest and penalties, in respect of future payments of interest, royalties and dividends out of the US that would be incurred.

Resolution of any disputes through litigation could take several years, would involve distraction of our management and may not be resolved in our favour. Your directors consider that the ongoing US IRS risk outweighs the potential risks and disadvantages associated with the Proposal.

In any event, given the current economic environment, your directors do not believe that continuing to base key senior management with global responsibilities in The Netherlands, away from most of our operations and markets, is in the best interests of James Hardie and its shareholders.

2.4.  Features of Dutch Company Law

At present, Dutch company law offers limited flexibility and requires a higher threshold for shareholder acceptance in order to complete a number of transactions that would require a lower threshold for shareholder acceptance in other jurisdictions. This makes reorganising James Hardie, and undertaking transactions that your directors might consider in the future, difficult to implement.

By way of example, Dutch company law:

•	does not provide for schemes of arrangement (which is a court sanctioned process that allows shareholders to approve the reorganisation of a company at a court convened meeting of members) as it exists under Australian and Irish law;

•	requires acceptance by holders of 95% of all of our issued share capital to establish a non-Dutch company as the holding company for James Hardie so that the transaction would not result in two separately listed companies;

•	requires 95% of all of our issued share capital to be acquired to effect a compulsory acquisition under a takeover; and

•	only permits a single board structure in which we could allocate executive duties to our existing Managing Board members and supervisory duties to our existing Supervisory Board members if all members of the single board would in principle be subject to collective liability for the acts or omissions of any member. However, a proposal has been submitted to parliament for a single board structure in The Netherlands that would mitigate this collective liability.

The two step implementation of the Proposal, by which we transformed to Dutch SE in Stage 1 and intend to transform to Irish SE in Stage 2, is a way to achieve this reorganisation within the limits of Dutch company law. Upon the implementation of Stage 2, we will cease to be subject to Dutch company law and instead (as Irish SE) will become subject to Irish law in addition to the SE Regulation. A summary of the key differences between Dutch and Irish law is described under the heading “Summary of Key Corporate Law Differences Between JHI SE and Irish SE” in Section 4.5.

2.5.  Features of Irish Company Law

By way of contrast, Irish company law offers greater flexibility and provides for more achievable shareholder acceptance thresholds for certain key types of transactions. As a result, future reorganisations of Irish SE and other types of transactions that the Irish SE board may wish to undertake would be greatly simplified.

By way of example, Irish company law:

•	provides for schemes of arrangement (which require approval by a majority of members in number representing not less than 75% in value of the members present and voting either in person or by proxy at a court-convened meeting of members), which could be used to, among other things, complete a reorganisation that under current Irish law would enable a new parent company domiciled in a jurisdiction outside of the EU to be established in a manner that could result in Australian capital gains tax relief being available for most shareholders that would otherwise realise a capital gain under the Australian capital gains tax provisions, or to complete other transactions that the board of Irish SE may wish to consider undertaking in the future;

•	in the context of an offer for the entire issued share capital of Irish SE, requires 80% (instead of 95%) of the issued share capital of Irish SE to be acquired to effect a compulsory acquisition; and

•	provides for a statutory takeover regime, which may be beneficial to Irish SE and its shareholders.

3. IMPORTANT CONSIDERATIONS FOR SHAREHOLDERS

3.1.  Key Benefits

The Proposal provides the following key benefits:

•	allows key senior managers with global responsibilities to spend more time with James Hardie’s operations and in its markets;

•	provides greater certainty for James Hardie to obtain benefits under the US/Ireland Treaty than is the case under the US/Netherlands Treaty. In addition, under current law Irish SE would be eligible for a 0% withholding tax rate on royalty and interest payments made from its subsidiaries in the US to Irish SE and its subsidiaries in Ireland;

•	increases our flexibility to undertake certain transactions under Irish company law, which your directors believe expands our future strategic options;

•	simplifies our governance structure to a single board of directors; and

•	permits most shareholders to be eligible to receive dividends not subject to withholding tax.

Firstly, the amended US/Netherlands Treaty’s primary place of management and control test requires key senior management with global responsibilities to spend considerable time in The Netherlands beyond a level required to effectively manage James Hardie’s global operations as described under the heading “Our Business and Residency Requirements” in Section 2.3. The Proposal to move our corporate domicile to Ireland would permit our key senior management with global responsibilities to be free to spend more time with our operations and in our markets.

Secondly, the Proposal addresses the issues previously raised by the US IRS as to whether we qualify for treaty benefits under the amended US/Netherlands Treaty, because the US/Ireland Treaty does not contain the same primary place of management and control test. As a result, the requirements for treaty benefits under the US/Ireland Treaty are less subjective, clearer and more settled. Those requirements include that Irish SE be a tax resident of Ireland and that the principal class of its shares satisfies certain minimum trading requirements on one or more recognised stock exchanges (which include both the ASX and the NYSE). In light of the ruling we received from the Irish Revenue authorities relating to Irish SE qualifying as a tax resident of Ireland (see “Irish Ruling Requests” in Section 5.2) and our assessment that we believe we will be able to operate in the manner set out in the rulings to qualify as an Irish tax resident and that Irish SE securities will continue to be quoted for trading, and, we expect, will continue to meet the trading requirements on both the ASX and the NYSE, we believe that Irish SE will satisfy the requirements for treaty benefits. We also believe that the objective nature of such requirements reduces the likelihood of successful challenge to Irish SE’s qualifications under the current US/Ireland Treaty.

Thirdly, Irish company law will permit Irish SE to pursue a range of possible future strategic options not available under existing Dutch company law. Among other things, Irish law requires the acquisition of 80% of the issued share capital of Irish SE in order to effect a compulsory acquisition where an offer has been made to acquire the entire issued share capital of Irish SE and provides for the concept of a court-approved scheme of arrangement. The ability under Irish law to effect a compulsory acquisition (at a lower threshold) and implement a court-approved scheme of arrangement could be used to complete a reorganisation or other transaction that the board of Irish SE may wish to consider in the future. Dutch law requires the acquisition of 95% of all of our issued share capital to effect a compulsory acquisition and does not provide for schemes of arrangement. The range of possible future strategic options available as an Irish SE, as compared to those existing under Dutch company law, should allow James Hardie increased flexibility, even in the event the US/Ireland Treaty were to be changed in the future.

Fourthly, the Proposal will allow us to simplify our existing governance structure by permitting Irish SE to adopt a single board.

Finally, dividends paid by Irish SE to most shareholders (who are resident in Australia or the US) will be eligible to be free from dividend withholding tax if certain exemptions apply and the shareholder has provided the necessary documentation. (See “Irish SE Shareholders Taxation” in Section 8.4.2.) This compares favourably to the current situation under Dutch law where dividends paid to:

•	Australian resident shareholders are subject to a 15% Dutch dividend withholding tax (with the potential for such tax to be offset by shareholders); and

•	US resident shareholders (with less than a 10% shareholding in us) are subject to a 15% Dutch dividend withholding tax (with the potential for such tax to be creditable by shareholders).

However, other shareholders who reside in an EU member country other than Ireland or in a country with which Ireland has a double tax treaty and who do not reside in Ireland will be subject to Irish dividend withholding tax at a rate of 20% unless such shareholder completes and sends to Irish SE a non-resident declaration form in order to avoid such tax (see “Irish Tax Consequences of the Proposal — Irish SE Shareholders Taxation” in Section 8.4.2). Depending on the laws of their place of residence, such shareholders might be able to obtain a tax credit for that tax.

With these key benefits in mind and the continued uncertainty regarding the application of the US/Netherlands Treaty, your directors previously explored a range of alternative options, and continue to be of the view that the best course of action at this time for James Hardie and its shareholders is to implement Stage 2 of the Proposal, thereby moving our corporate domicile from The Netherlands to Ireland.

3.2.  Impact on Asbestos Funding Arrangements with AICF

3.2.1.  AFFA

The AFFA was entered into by us, the Asbestos Injuries Compensation Fund Limited (as trustee for the AICF), the New South Wales Government and James Hardie 117 Pty Limited on November 21, 2006 to provide long-term funding to the AICF. This is a special purpose fund established to provide compensation for Australian asbestos-related personal injury and death claims for which certain of our former companies, including Amaca Pty Ltd and Amaba Pty Ltd, are found liable. A copy of the AFFA is available on our website at www.jameshardie.com.

On November 7, 2009, the Australian Government announced that it will provide a loan facility of up to A$160 million to the New South Wales Government that will go towards a standby loan facility of up to A$320 million to be made available by the New South Wales Government to the AICF to meet any short-term funding shortfalls. The standby loan facility will be entered into by the New South Wales Government, the AICF and certain of our former companies, Amaca Pty Ltd, Amaba Pty Ltd and ABN 60 Pty Limited.

In order to authorise the AICF to enter into the standby loan facility, the New South Wales Government has passed the James Hardie Former Subsidiaries (Winding-Up and Administration) Amendment Act 2009 (assented on December 14, 2009), which authorises and approves the loan facility agreement, associated guarantees and security, and ensures that the AICF has the authority to repay the loan.

The provision of the standby loan facility to the AICF will be available for drawing for a period of ten years and does not reduce James Hardie’s obligations under the AFFA. Drawdowns on the facility will be made once per year or more frequently if needed and the former James Hardie companies will provide security over insurance proceeds in favour of the New South Wales Government.

The AFFA will continue to operate in accordance with the terms negotiated by all parties and the obligation to pay claimants remains with the AICF, and its primary source of funding is expected to continue to be contributions from James Hardie.

3.2.2.  AFFA Deed of Confirmation

While we did not consider that notice, consent or approval of the Proposal was required under the AFFA, we advised the New South Wales Government and Asbestos Injuries Compensation Fund Limited on a courtesy basis of the details of the Proposal. We and James Hardie 117 Pty Limited also have entered into the AFFA Deed of Confirmation confirming that the AFFA and the Related Agreements (as defined in the AFFA) to which JHI NV was a party continue in effect now that we are an SE with certain agreed changes to those agreements to reflect the fact that, upon implementation of Stage 2, we will become subject to Irish law.

3.2.3.  Funding Obligations

Implementation of the Proposal will not change the overall commitment of James Hardie to make contributions to the AICF under the AFFA.

Under the terms of the AFFA, James Hardie 117 Pty Limited has the primary obligation to make the funding contributions to Asbestos Injuries Compensation Fund Limited (as trustee for the AICF) and we have provided the New South Wales Government and Asbestos Injuries Compensation Fund Limited with an unconditional and irrevocable guarantee that the funding contributions will be made in accordance with the terms of the AFFA.

Under the AFFA, the AICF is required to be funded on an annual or quarterly basis subject to the application of various provisions under the AFFA, including a cap on annual contributions of up to 35% of our free cash flow in the financial year immediately preceding the payment (which we refer to as the annual free cash flow cap). Free cash flow is defined for this purpose as net cash provided by operating activities calculated in accordance with US GAAP as in force on December 21, 2004. The amount of the contribution required is dependent upon several factors, including actuarial estimations, actual claims paid by and operating expenses of the AICF, and the application of the annual free cash flow cap.

The initial funding contribution of A$184.3 million was made to the AICF in February 2007. No contribution was required to be made under the AFFA in our financial year ended March 31, 2008. Further contributions were made on a quarterly basis in July and October 2008 and in January and March 2009, totaling A$118.0 million (inclusive of interest). No contribution was required to be made under the AFFA in our financial year ended March 31, 2010. Based on our results to date in the financial year ended March 31, 2010, we anticipate that a contribution will be made in calendar year 2010.

Transaction and implementation costs in connection with the Proposal and the transfer of our intellectual property and treasury and finance operations currently are calculated to be approximately US$63 million. This includes approximately US$20 million in advisory fees and other expenses incurred in connection with the implementation of Stage 1, and approximately US$41 million in Dutch taxes as a result of a capital gain on the transfer of our intellectual property and treasury and finance operations out of the Financial Risk Reserve regime in The Netherlands and the termination of that regime. The remaining estimated costs of approximately US$2 million consist primarily of advisory fees and other expenses expected to be incurred in connection with the implementation of Stage 2, including costs related to the establishment of a new head office in Ireland. Approximately US$10 million of these costs incurred in connection with Stage 1 were paid in the financial year ended March 31, 2009 and had no effect on the amount of the contribution required to be made to the AICF in July 2009 due to our negative free cash flow in the financial year ended March 31, 2009. Approximately US$21 million of these costs incurred in connection with the Proposal were paid in the financial year ended March 31, 2010 and will reduce our free cash flow for that year, and therefore will reduce the amount of contributions to the AICF in the following year (i.e., the contribution due in July 2010). Any reduction will be a maximum of 35% of the costs paid in the financial year ended March 31, 2010. Based on our current estimate of the aggregate costs, those costs will have a maximum impact on contributions to the AICF of US$7.35 million and may have a lesser impact depending on the level of our free cash flow for the financial year ended March 31, 2010, which will not be known until after the finalisation of our results for the year ended March 31, 2010. Furthermore, if a contribution is due to the AICF during our financial year ending March 31, 2012, which is not yet known, it will be reduced by an amount of up to 35% of the costs associated with the Proposal expected to be paid in our financial year ending March 31, 2011.

3.2.4.  Restrictions on Specified Dealing

The AFFA provides that we will refrain from undertaking certain transactions (known as Specified Dealings as defined in the AFFA) without obtaining the prior consent of the New South Wales Government. However, a broad range of transactions are exempt from this restriction. Capitalised terms used in this Section 3.2.4 and “Other Matters” in Section 3.2.5 have the same meaning given to them in the AFFA unless defined otherwise in this Explanatory Memorandum. A copy of the AFFA has been filed with the US Securities and Exchange Commission as an exhibit to the registration statement of which this Explanatory Memorandum forms a part. A copy of the AFFA is also available under the Investor Relations area of our website (www.jameshardie.com, select “James Hardie

Investor Relations”) and copies may be obtained on request. See “Where You Can Find Additional Information” in Section 12.

The restriction on Specified Dealings has been designed to prevent transactions that would result in us or James Hardie 117 Pty Limited ceasing to be likely to satisfy the funding obligations which would have arisen under the AFFA had the Specified Dealing not occurred.

In order for the restriction to apply, the Specified Dealing must:

•	materially adversely affect the priority as between the AICF and our shareholders to a surplus from a notional winding up of ourselves and James Hardie 117 Pty Limited; or

•	materially impair the legal or financial capacity of ourselves and James Hardie 117 Pty Limited as a whole,

such that, in each case, we and James Hardie 117 Pty Limited would, by reason of the relevant Specified Dealing, cease to be likely (assessed on a reasonable basis and having regard to all relevant circumstances) to be able to satisfy the funding and guarantee obligations which would have arisen under the AFFA had the Specified Dealing not occurred.

Those restrictions apply to certain dividends and other distributions, reorganisations of, or dealings in, share capital which create or vest rights in such capital in third parties, or non-arm’s length transactions. The AFFA contains certain exemptions from such restrictions and also requires that if we undertake a Specified Dealing that is not exempt, we must provide notice of that dealing to the New South Wales Government within 14 days of the earlier of announcing and undertaking the transaction.

We do not consider that the Proposal will constitute a Specified Dealing that is restricted by the AFFA and accordingly the AFFA does not have any impact on the company implementing the Proposal.

3.2.5.  Other Matters

Under the terms of the AFFA, the funding obligations of James Hardie 117 Pty Limited and our guarantee of James Hardie 117 Pty Limited’s obligations under that agreement are owed only to Asbestos Injuries Compensation Fund Limited as trustee for the AICF, with the New South Wales Government having certain direct enforcement rights.

Provided that James Hardie 117 Pty Limited meets its payment obligations under the AFFA and there is no Insolvency Event, Wind-Up Event or Reconstruction Event, neither we nor our subsidiaries will have any additional liability under the AFFA to contribute funding. We have satisfied ourselves that nothing in the Proposal involves the occurrence of an Insolvency Event, Wind-Up Event or Reconstruction Event. The New South Wales Government and the Asbestos Injuries Compensation Fund Limited also have confirmed this in the AFFA Deed of Confirmation.

3.2.6.  Australian Taxation Office Rulings on Contributions under the AFFA

A number of rulings relating to the Australian tax treatment of contributions under the AFFA and other related matters previously were obtained from the Australian Taxation Office (the “Rulings”). As contemplated by the AFFA Deed of Confirmation, the relevant James Hardie companies and the AICF received new rulings from the Australian Taxation Office to replace the tax rulings previously issued by the Australian Taxation Office in connection with the AFFA and received confirmation that the Accepted Tax Conditions (as defined in the AFFA) remain unchanged in all material respects as a result of Stage 2 of the Proposal.

As outlined in Section 3.2.1, the New South Wales Government is to make a loan facility available to the AICF. New Rulings will be applied for to take into account these arrangements.

3.3.  Matters Not Affected by the Proposal

The Proposal will not affect the on-going dispute with the Australian Taxation Office in respect of RCI Pty Ltd.

As announced on March 22, 2006, RCI Pty Ltd, one of our wholly-owned subsidiaries, received an amended assessment from the Australian Taxation Office in respect of RCI Pty Ltd’s income tax return for the year ended

March 31, 1999. The amended assessment relates to the amount of net capital gains arising from an internal corporate restructure carried out in 1998 and has been issued pursuant to the discretion granted to the Commissioner of Taxation under Australia’s general anti-avoidance laws (Part IVA of the Income Tax Assessment Act 1936). The original amended assessment issued to RCI Pty Ltd was for a total of A$412.0 million. However, after subsequent remissions of general interest charges by the Australian Taxation Office, the total was changed to A$368.0 million, comprising A$172.0 million of primary tax after allowable credits, A$43.0 million of penalties (representing 25% of primary tax) and A$153.0 million of general interest charges.

RCI Pty Ltd has appealed the amended assessment. On July 5, 2006, pursuant to an agreement negotiated with the Australian Taxation Office, we made a payment of A$189.0 million. We also agreed to guarantee the payment of the remaining 50% of the amended assessment should this appeal not be successful and to pay general interest charges accruing on the unpaid balance of the amended assessment in arrears on a quarterly basis. We believe RCI Pty Ltd’s view of its tax position will be upheld on appeal, and as such no reserve or provision has been established in respect of this claim.

At the end of May 2007, the Australian Taxation Office disallowed our objection to RCI Pty Ltd’s notice of amended assessment for the year ended March 31, 1999. In July 2007, RCI Pty Ltd appealed to the Federal Court of Australia against the Australian Taxation Office’s objection decision. This matter was heard before the Federal Court of Australia in September 2009 and judgment was reserved. We now await handing down of that judgment.

3.4.  Consequences if the Proposal Does Not Proceed

Our intellectual property and treasury functions are now administered from companies that are tax resident in Ireland. If Stage 2 does not proceed, our parent company will remain registered and a tax resident in The Netherlands. If this occurs, we will have incurred substantially all of the currently estimated project costs of US$63 million consisting of advisory fees and expenses and other transaction costs, including an estimated US$41 million of Dutch tax as a result of a capital gain on the transfer of our intellectual property and treasury and finance operations out of the Financial Risk Reserve regime in The Netherlands and the termination of that regime without receiving the expected benefits from the Proposal. However, the costs associated with the move of our head office functions will not be incurred and we would not have to pay to maintain a head office in Ireland.

Generally, interest, royalty and future dividend payments from our subsidiaries in the US to our subsidiaries in Ireland will only qualify for no withholding tax if we meet both the requirements of the US/Ireland Treaty and the amended US/Netherlands Treaty. To meet these requirements, our key senior managers with global responsibilities will have to continue to spend a significant amount of time in The Netherlands away from our markets and operations.

Further, notwithstanding the concession by the US IRS that we and our subsidiaries qualified for benefits during 2006 and 2007, the year-by-year assessment by the US IRS to challenge whether the requirements for benefits under the amended US/Netherlands Treaty are satisfied exposes us to the continuing risk that the US IRS determines we do not qualify for treaty benefits in subsequent years. This means that interest, royalty and dividend payments from our subsidiaries in the US to us and our subsidiaries in Ireland could be subject to 30% US withholding tax if the US IRS were successful in such challenge. In the event Stage 2 of the Proposal does not proceed, we might consider other actions to mitigate this risk.

In addition, if we remain in The Netherlands, we will continue to be subject to Dutch company law and a less flexible legal regime. This could affect our ability to complete future transactions that we may wish to pursue for the benefit of James Hardie and its shareholders.

3.5.  Continuation of ASX and NYSE Listings

Following our transformation to Irish SE, James Hardie’s securities will continue to be quoted on the ASX in the form of CUFS (with CHESS Depositary Nominees Pty Limited being the registered holder of the underlying shares and each CUFS representing one underlying share) and the NYSE in the form of ADSs (with The Bank of New York Mellon as the registered owner of CUFS and each ADS representing 5 CUFS/underlying shares). We intend to continue to maintain listings under the symbol “JHX” on both stock exchanges.

Shareholders will continue to hold the same number of CUFS or ADSs in Irish SE (if Stage 2 of the Proposal is approved and implemented) as they held beforehand. The current certificates and holding statements evidencing CUFS or ADSs will continue to evidence the same number and kind of securities following implementation of each stage of the Proposal.

3.6.  No Irish Stamp Duty on Share Market Transactions

A ruling has been obtained from the Irish Revenue authorities confirming that on-market transactions in CUFS and ADSs through the CHESS and the NYSE trading systems, respectively, will be treated as exempt from stamp duty in Ireland. However, off-market transactions in CUFS or underlying shares, as well as conversions into and out of CUFS or ADSs may be subject to Irish stamp duty at a rate of 1% of market value or consideration paid (whichever is greater). Please refer to “Irish Stamp Duty on Future Transfers of Irish SE Shares” in Section 8.4.2.5 for further details.

3.7.  Impact on External Borrowings

We obtained confirmation from our current lending banks that the Proposal does not require any consent or approval, or result in any rights of termination, under our existing external finance facilities, and reached agreement with our current lending banks for the rearrangement of those facilities, which enabled JHIF Limited to become a borrower and assume the obligations of JHIF BV under the external finance facilities at the time our financing and treasury operations were transferred from JHIF BV to JHIF Limited. This is recorded in deeds of confirmation entered into with individual lenders. Please refer to “Lender Deeds of Confirmation” in Section 4.2.3 for further details.

3.8.  Dividends

Following implementation of Stage 2 of the Proposal, all of Irish SE’s shareholders will prima facie be subject to Irish dividend withholding tax (See “Irish Tax Consequences of the Proposal — Irish SE Shareholders Taxation” in Section 8.4.2).

In order to have no Irish dividend withholding tax, shareholders who reside in an EU member country other than Ireland or in a country with which Ireland has a double tax treaty must complete and send to Irish SE a non-resident declaration form. If the appropriate declaration is not made, these shareholders will be liable for Irish dividend withholding tax of 20% on dividends paid by Irish SE and may not be entitled to offset this tax. In this case, it would be necessary for shareholders to apply for a refund of the withholding tax directly from the Irish Revenue authorities.

We therefore recommend that the appropriate declaration is made by all shareholders who do not reside in Ireland. The appropriate declaration forms are available from our website, www.jameshardie.com, select James Hardie Investor Relations.

3.9.  Agreement on the Involvement of Employees

In connection with the implementation of Stage 1, we and certain of our subsidiaries were required to negotiate the terms of future employee involvement in James Hardie with SNBs representing employees from EEA member states in which James Hardie operates. On February 10, 2010, we and certain of our subsidiaries entered into an agreement with the SNBs on the involvement of employees pursuant to which we will provide information to and consult with our employees in EEA member states and other countries in which we operate. The agreement on the involvement of employees is filed as an exhibit to our registration statement of which this Explanatory Memorandum forms a part and is incorporated herein by reference.

The material provisions of the agreement are as follows:

•	annually, we will send out a communication to all employees located in EEA member states and employees other than EEA employees regarding material matters and topics that relate to James Hardie that have occurred during the current year, including material changes and/or developments related to James Hardie’s structure, its economic and financial situation, the likely development of the business and of production and sales, material capital expenditure, fundamental organisational changes, the introduction of new working and manufacturing methods, mergers, relocations of production operations, retrenchments or closures of companies, establishments or important parts of such units, current status of and developments in the employment situation and unusual circumstances or adopted resolutions which significantly affect the employment status of the employees (including relocations, closures of companies or mass dismissals) (collectively, we refer to these as Material Matters);

•	annually, we will convene a meeting with non-EEA member state employees to discuss information related to Material Matters;

•	with respect to the non-EEA member state employees, we presently intend to conduct such annual meetings for at least three years from the date of the agreement and thereafter will seek the views of these employees about the continuation and parameters of such meetings;

•	with respect to EEA member state employees, we will provide additional information and meet and engage in a dialogue and exchange of views with those employees who express an interest in the annual communication in a manner and with a content that allows the employees to express an opinion on the Material Matters in such a way that their opinion may be taken into account in our decision-making process;

•	in addition to the annual communication, we will send out a communication to all employees located in EEA member states regarding Material Matters as they occur if not addressed in the annual communication and provide information to and engage in a dialogue and exchange of views with those employees who express an interest in such communication;

•	we are not required to provide information where we reasonably determine that it would breach our obligations or impair or adversely affect the functioning of us or our subsidiaries and establishments and we may impose confidentiality requirements on information provided to employees as we may reasonably determine; and

•	upon the written request to our board of one or more EEA member state employees or upon a resolution of the board, we shall establish a body representative of such employees in accordance with the procedures and requirements of the “Standard Rules” as included in Council Directive 201/86/EC, which are a set of rules that define employee participation under the SE Regulation (we refer to these as the Standard Rules).

The agreement on involvement of employees provides that employees participating in the negotiation of the agreement and in the processes contemplated thereby are indemnified by the company in respect of such participation. The agreement may be renegotiated either upon a resolution of the board or, if an employee representative body is established, at the time of its establishment or after the fourth anniversary of its establishment, or by an SNB if requested to be formed by either 10% of the employees representing at least two member states or a resolution from our board. If, in the event of any such renegotiation an agreement is not reached within the negotiating period set forth in the Council Directive, the Standard Rules provided by the Council Directive will therefore apply.

As contemplated by the agreement, we provided notice to our European employees regarding the proposed migration of our corporate seat from The Netherlands to Ireland. We provided communication and information to employees located in EEA member states regarding the migration of our corporate seat and met with those employees who expressed an interest in receiving such communication to and discussed any questions and issues they had regarding the proposed migration.

4. CHANGE OF OUR CORPORATE DOMICILE TO IRELAND

4.1.  Introduction

This section sets out the following:

•	details of the change in corporate domicile to Ireland as part of the Stage 2 transformation process;

•	a summary of the key differences as a result of moving to Ireland and becoming Irish SE (including corporate governance arrangements and applicable company law and takeover rules); and

•	other relevant factors for consideration by shareholders as described further below.

4.2.  Implications of Moving to Ireland

4.2.1.  Tax Residence in Ireland

Irish SE will need to be tax resident in Ireland in order to qualify for benefits under the US/Ireland Treaty. We have, in connection with the Proposal, requested and received revenue rulings from Irish and Dutch Revenue authorities. The rulings confirm that so long as Irish SE is centrally managed and controlled in Ireland, Irish SE will be a tax resident of Ireland and not be a tax resident of The Netherlands for the purposes of The Netherlands/Ireland Treaty and so will not be taxed on its income in The Netherlands (except for any Dutch source income) nor be required to withhold Dutch dividend withholding tax and will be a tax resident of Ireland once Stage 2 of the Proposal is implemented.

The issue as to whether a company is centrally managed and controlled in Ireland is a question of fact and this concept is directed at the highest level of control of a company’s business, as distinct from day-to-day control to carry out normal business operations. It is intended that Irish SE will satisfy the requirement to be centrally managed and controlled in Ireland by, among other things, holding a majority of its board meetings in any one year in Ireland at which a majority of the directors would be physically present in Ireland with the board making major strategic business decisions relating to James Hardie as a whole, such as decisions relating to significant investments, capital expenditures, equity and debt raising and dividend payments in Ireland and most business decisions relating to Irish SE as a distinct entity and having a head office function located in Ireland.

4.2.2.  Head Office

Our head office will move to Ireland if Stage 2 of the Proposal is approved and implemented. The head office will employ the requisite personnel to run Irish SE’s head office and corporate office.

4.2.3.  Lender Deeds of Confirmation

In connection with Stage 1, we entered into a deed of confirmation with each of our current lending banks confirming that implementation of the Proposal does not require any consent or approval, or result in any rights of termination, under our existing external finance facilities. JHIF Limited, our Irish finance subsidiary, has become a borrower and assumed the obligations of JHIF BV under these facilities as a result of the transfer of our financing and treasury operations from JHIF BV to JHIF Limited. Our existing lenders also have confirmed that they do not object to the contemplated changes to the AFFA and related documents.

4.2.4.  Taxation Impact on Irish SE

As Irish SE’s head office, corporate office and treasury, finance and intellectual property functions will be located in Ireland, the income from those activities will be subject to tax in Ireland. The current company tax rate for trading companies, such as JHT and JHIF Limited, is 12.5%. We obtained rulings from the Irish Revenue authorities confirming that JHT and JHIF Limited will be eligible for the company tax rate for trading companies for the treasury, finance and intellectual property functions carried out in Ireland.

We also obtained a ruling confirming that, assuming Irish SE is centrally managed and controlled in Ireland, Irish SE will become Irish tax resident after the implementation of Stage 2. As a result, so long as Irish SE is listed on one or more recognised stock exchanges (which include both the ASX and the NYSE) and continues to meet the trading tests under the US/Ireland Treaty, Irish SE will qualify for treaty benefits under the US/Ireland Treaty after Stage 2 is implemented. Under current law, interest and royalties paid from Irish SE’s subsidiaries in the US to Irish SE or its subsidiaries that are tax resident in Ireland are free of US withholding tax and dividends paid from those US subsidiaries to James Hardie entities in Ireland are subject to 5% US dividend withholding tax, which will be creditable in Ireland.

In addition, the Dutch Revenue authorities have confirmed that no Dutch corporate income tax will be imposed (except on Dutch-source income) and no Dutch dividend withholding tax will be imposed as long as Irish SE continues to be tax resident in Ireland under The Netherlands/Ireland Treaty.

4.2.5.  Impact on the Agreement on the Involvement of Employees

Our agreement on the involvement of employees described in “Agreement on the Involvement of Employees” in Section 3.9 is governed by the laws of the EU member state in which our statutory seat is located. Therefore, our obligations under that agreement to provide information to and consult with employees will be determined by the Standard Rules concerning such topics as prescribed by the law implementing the SE Regulation in Ireland.

4.3.  Corporate Governance

Our corporate governance framework will change if Stage 2 of the Proposal is approved and implemented to reflect the change in our corporate domicile from The Netherlands to Ireland. This is discussed in more detail below.

4.3.1.  Corporate Governance Framework Following Transformation to Irish SE

We currently operate under the regulatory requirements on corporate governance of numerous jurisdictions and organisations, including the ASX, Australian Securities & Investments Commission, NYSE, the US Securities and Exchange Commission, the European Commission and various other rule-making bodies. The Investor Relations area of our website (www.jameshardie.com, select “James Hardie Investor Relations”) contains information about the ways in which we currently comply with the ASX Corporate Governance Council Principles and Recommendations, NYSE corporate governance standards for listed companies that are foreign private issuers and the Dutch Corporate Governance Code.

Upon transformation to Irish SE, the Dutch Corporate Governance Code will no longer apply. We will become subject to the regulatory requirements of the Irish Takeover Panel, which will generally only be relevant where a third party has made a takeover offer for Irish SE or an approach which may lead to a takeover offer. The Combined Code on Corporate Governance as published by the Financial Reporting Council in the UK will not apply to Irish SE unless its shares become quoted on the Irish Stock Exchange or the London Stock Exchange.

Irish SE will continue to comply with the ASX Corporate Governance Council Principles and Recommendations as its general policy and continue to explain any departures from those Principles and Recommendations in its annual report. Irish SE also will continue to follow the NYSE corporate governance standards for listed companies that are foreign private issuers (which will include Irish SE). We also will be subject to Irish law in addition to the SE Regulation.

4.3.2.  Board Structure

If Stage 2 of the Proposal is approved by shareholders and implemented, our Supervisory and Managing Boards will be replaced by a single unitary board of non-executive and executive directors, which, over time, is expected to consist of eight non-executive directors and one executive director. All of your seven directors currently serving on the Supervisory Board will continue as non-executive directors of Irish SE, with one new director expected to be added to the board of Irish SE over time. The two Managing Board directors who will not continue as directors of Irish SE will resign from the board on implementation of the Proposal. The Managing Board and Supervisory Board will cease to exist and the company will be governed by the single board of directors of Irish SE.

4.3.3.  Board and Shareholder Meetings

Irish SE’s board is expected to make most of the key strategic decisions at meetings convened in Ireland. There may be occasions where board meetings would be held outside Ireland or by telephone, but the majority of meetings in any one year are expected to be held in Ireland.

The annual general meeting of shareholders of Irish SE will no longer be held in The Netherlands. It is expected that Australian and US resident shareholders will be able to participate in the annual general meeting and ask questions through a webcast of proceedings on Irish SE’s website and at a location in Australia after Stage 2 of the Proposal is undertaken. While Irish SE will no longer hold annual information meetings, Irish SE intends to conduct shareholder briefings in Australia.

4.3.4.  Board Composition and Structure; Board Committees

Louis Gries, Michael Hammes, Brian Anderson, Donald McGauchie, David Harrison, James Osborne, Rudy van der Meer and David Dilger will be directors of Irish SE on implementation of Stage 2 of the Proposal. Michael Hammes will continue as Chairman, Donald McGauchie will continue as Deputy Chairman and Brian Anderson, David Harrison and Donald McGauchie will continue as chairmen of the audit, remuneration, and nominating and governance committees, respectively.

It is expected that another non-executive director will be appointed to the Irish SE board in due course.

The articles of association of Irish SE provide flexibility in relation to the 2010, 2011 and 2012 annual general meetings for the directors to determine among themselves who will retire or stand for re-election, or where the directors fail to make such determination, for the Chairman to so determine at each of such meetings. The directors have not yet made a determination as to which directors will stand for re-election at each of these annual meetings although David Dilger will stand for election at the 2010 annual general meeting. From the 2013 annual general meeting and thereafter, the identity of the directors to retire and offer themselves for re-election at each annual general meeting will be those directors, except for a director who holds the office of chief executive officer, who have been longest in office since their last appointment. A director who is the chief executive officer of Irish SE shall only have to retire and (if he or she so chooses) present himself or herself for re-election as a director once every six years following their initial appointment. See “Summary of Key Corporate Law Differences Between JHI SE and Irish SE” in Section 4.5 under the subheading “Term of Directors’ Appointment.”

Our audit, remuneration and nominating and governance committees will become committees of Irish SE’s single tier board if Stage 2 of the Proposal is approved and implemented. There will not be any material changes to the charters of these committees.

4.3.5.  Independence of Chairman and Non-Executive Directors

The chairman of the board and of each of the committees, as well as a majority of directors of Irish SE and its board committees, will be independent unless a greater number is required to be independent under the ASX Corporate Governance Council Principles and Recommendations, the rules and regulations of the ASX, the NYSE or any other regulatory body.

4.3.6.  Delegation of Powers

Irish SE’s board will be responsible for the management and operation of Irish SE, and will have the power to delegate any of their powers to the chief executive officer, any director, any person or persons employed by Irish SE or any of its subsidiaries or to any committee established by the board. In each case, the delegatee will have the power to sub-delegate to another person, a committee or a sub-committee, as the case may be. The board will be free to exercise all of the powers of Irish SE in furtherance of Irish SE’s objects, except for any powers that are expressly reserved for shareholders by the constituent documents or Irish company law.

Irish SE’s board also will have the power to execute powers of attorney in order to appoint attorneys to act on Irish SE’s behalf from time to time.

In addition, Irish SE’s board also may establish (and appoint members to) any committees, local boards or agencies for managing any of the affairs of Irish SE, either in Ireland or elsewhere.

4.3.7.  Indemnification

Irish SE’s articles of association will provide for indemnification of any person who is or was a director, company secretary, employee or such other person who may be deemed by Irish SE’s board to be an agent of Irish SE, who suffers any cost, loss, or expense as a result of any action in connection with the entry into any contract or discharge of their duties to Irish SE, provided he or she acted in good faith in carrying out their duties and in a manner they reasonably believed to be in Irish SE’s interest. This indemnification will generally not be available if the person seeking indemnification acted in a manner that could be characterised as negligent, default, breach of duty or breach of trust in performing such person’s duties to Irish SE. In addition, under Irish company law, this indemnity only binds Irish SE to indemnify a current or former director or company secretary where judgment is given in any civil or criminal action in favour of such director or company secretary, or where a court grants relief because the director or company secretary acted honestly and reasonably and ought fairly to be excused. The articles of association of Irish SE apply the same limitations to other indemnitees referred to above who are not current or former directors or the company secretary of Irish SE.

We currently provide Indemnity Deeds governed by Dutch law to our directors and senior employees and James Hardie Building Products Inc. provides Indemnity Agreements to the company’s and James Hardie Building Products Inc.’s directors, officers and employees, each of which will continue in effect following implementation of Stage 2 with the terms described in “Indemnification” in Section 4.3.7. In addition to these existing indemnities, upon implementation of Stage 2, Irish SE will provide an indemnity generally consistent with the existing Indemnity Deeds, but which will be governed by Irish law, to its directors, the company secretary and to certain senior employees. These Irish law-governed Indemnity Deeds will require Irish SE, to the maximum extent permitted by Irish law, to unconditionally and irrevocably indemnify a person in relation to the person serving or having so served as a director, company secretary or senior employee of Irish SE or one of its subsidiaries or another entity at Irish SE’s request, or the request of one of Irish SE’s subsidiaries. In addition, the Irish law-governed Indemnity Deeds will provide for advances to allow indemnitees to fund their defense costs. However, the indemnified party will be required to repay the amounts paid to them if it is ultimately determined that he or she is not entitled to indemnification for such amounts, if any such amounts exceed what Irish SE is permitted to pay under the Irish law-governed Indemnity Deeds or if he or she receives payment under an insurance contract in respect of those liabilities. To the extent that an indemnitee also receives payment under an indemnity from one of our subsidiaries, such indemnitee is not entitled to claim under the Irish law-governed Indemnity Deeds.

Irish law renders void any provision in an Irish company’s articles of association or other contract that would exempt from liability or provide any director or the company secretary with an indemnity for negligence, default, breach of duty or breach of trust. This limitation is broader than is currently permitted under our Indemnity Deeds.

Irish SE also intends to maintain directors’ and officers’ liability insurance.

4.3.8.  Share Plans

Following implementation of Stage 2, we intend for our 2001 Equity Incentive Plan, 2005 Managing Board Transitional Stock Option Plan, Long Term Incentive Plan 2006, and Supervisory Board Plan to cease to be governed by Dutch law and to become governed by Irish law. The plans also will be amended to reflect the fact that Irish SE will have a single board of directors, including changing the names of the plans as appropriate to reflect the single board of directors.

4.3.9.  Certain shareholder approvals

In connection with the approval of Stage 2, shareholders are being asked to approve the articles of association of Irish SE. By approving the articles of association shareholders also will approve:

•	the ability of the board of Irish SE to issue new shares until the fifth anniversary of the adoption of the articles of association of Irish SE at the extraordinary general meeting; and

•	the maximum aggregate remuneration of the non-executive directors.

In addition, the terms of the Long Term Incentive Plan as well as the share grants under the Long Term Incentive Plan and Supervisory Board Share Plan, as approved by the shareholders at previous annual general meetings, will continue to apply to the board of Irish SE after completion of Stage 2.

4.4.  Shareholder Input and Comments Regarding Irish SE Articles of Association

In connection with the Stage 1 extraordinary general meeting, we received comments on the proposed articles of association for Irish SE. Based on that feedback, we committed to solicit comments on the proposed articles of association for Irish SE from relevant stakeholders prior to presenting them to shareholders for approval in connection with Stage 2.

The Due Diligence Committee and Supervisory Board reviewed these comments. In reviewing these comments, the Due Diligence Committee and Supervisory Board also considered advice from external counsel that some of the comments, including those relating to replacing the Irish law change of control provisions would not be valid under Irish law or permitted under the ASX Listing Rules. Following their review, your directors made a number of changes to the proposed articles of association for Irish SE.

The most significant changes to the proposed articles of association for Irish SE from the articles previously proposed in connection with Stage 1 of the Proposal are:

•	Removing the ability of directors of Irish SE to remove a fellow director; this power is now reserved for shareholders;

•	Simplifying the specified time periods and information for shareholders to request the board to put items of business on the agenda of general meetings or nominate directors;

•	Increasing the minimum notice period for all extraordinary general meetings from 14 to 21 days; and

•	Setting the threshold for shareholders to request the board to put items of business on the agenda of general meetings and nominate directors at 10% of Irish SE’s issued share capital.

A number of additional comments related to matters that the Supervisory Board and Due Diligence Committee considered were not necessary to be incorporated in the articles of association for Irish SE. The most significant of these comments not incorporated into the articles of association related to:

•	Requiring the company to produce a remuneration report and put it forward for shareholder approval. The company is subject to Irish, Australian and US laws and regulations. It has produced and sought non-binding shareholder approval for a remuneration report for some years when not required under Dutch law, and intends to continue to do so.

•	Requiring annual general meetings to be held in Australia. Annual general meetings will be held in Ireland and shareholders will be able to participate via a videoconference. The board periodically will review whether shareholders have appropriate opportunities to participate in the annual general meeting and receive updates about James Hardie’s performance.

•	Requiring the company to hold an Australian annual information meeting. This meeting has been poorly attended with declining attendance in recent years. The company will replace this by giving shareholders the ability to participate directly in the annual general meeting and intends to hold periodic briefings for shareholders in Australia.

4.5.  Summary of Key Corporate Law Differences Between JHI SE and Irish SE

As part of the implementation of Stage 2 and the change of corporate domicile to Ireland, our existing constituent documents will no longer apply and will instead be replaced with a memorandum and articles of association consistent with the company law regime applicable in Ireland as supplemented by the provisions of the SE Regulation.

The key differences between JHI SE and Irish SE arise as a result of the fact that we currently are subject to Dutch company law whereas Irish SE will be subject to Irish company law.

The table below, together with Section 4.7, summarises the material differences between JHI SE and Irish SE and the rights of shareholders in the event Stage 2 of the Proposal is approved and implemented. The summary is not an exhaustive list of all the differences or a complete description of the differences described and reference is made to the articles of association of JHI SE and Irish SE which were previously filed as an exhibit with the SEC to our registration statement relating to Stage 1 and to the revised articles of association of Irish SE filed as an exhibit to our registration statement of which this Explanatory Memorandum forms a part and are incorporated herein by reference. The information in the table below under Irish SE/Irish Law reflects the changes made to the articles of association of Irish SE after our review of the input and comments we received following the publication of the articles of association of Irish SE in connection with Stage 1 of the Proposal. The articles of association are also available under the Investor Relations area of our website (www.jameshardie.com, select “James Hardie Investor Relations”) and copies may be obtained on request. See “Where You Can Find Additional Information” in Section 12.

It should be noted that the authorised share capital of Irish SE will be identical to that of JHI SE (€1,180,000,000 divided into 2,000,000,000 shares of €0.59 each).

Issue	JHI SE/Dutch Law	Irish SE/Irish Law

Rights Attaching to Shares

Issue of Additional Shares and Pre-emptive Rights
The Supervisory Board has the power (a) to issue shares and (b) to limit or exclude pre-emptive rights in respect of such issue for a period of up to five years, subject to renewal, if it has been granted such power by an ordinary resolution of shareholders (which requires the approval of a majority of a quorum of shareholders). The shareholders of JHI SE have provided these authorisations, which will expire on August 18, 2010.

If the Supervisory Board has not been designated as the authorised body for share issues and limitations of pre-emptive rights, the shareholders have the power to take such actions, but only upon the proposal of the Supervisory Board.

In the absence of any action by shareholders or the Supervisory Board, share issues are subject to pre-emptive rights in favour of the then current shareholders, except for shares issued (a) for consideration other than for cash or (b) to employees of James Hardie.

The board has the power (a) to issue shares up to a maximum of Irish SE’s authorised share capital and (b) to limit or exclude statutory pre-emptive rights in respect of such issue for cash consideration, for a period of up to five years in each case, subject to renewal, by a special resolution of shareholders (which requires the approval of holders of 75% of shares present in person or by proxy and voting at the relevant general meeting) in the case of disapplication of statutory pre-emptive rights, and an ordinary resolution (which requires the approval of holders of a majority of shares present in person or by proxy and voting at the relevant general meeting) in the case of authorising the board to issue shares.

Irish SE’s articles of association, which shareholders will be asked to approve at the extraordinary general meeting held to consider and take action on Stage 2, will grant these authorisations to the board, which will expire (unless renewed) on June 2, 2015.

If the board is at any time not designated as the authorised body for such powers, the shareholders acting by ordinary resolution have the power to issue shares, but only upon the proposal of the board.

Issue	JHI SE/Dutch Law	Irish SE/Irish Law
Buy-Back of Shares and Share Redemptions
The Managing Board, subject to the approval of the Supervisory Board, has the power to buy-back JHI SE’s shares for a period of up to 18 months, subject to renewal, if it has been granted such power by an ordinary resolution of shareholders. The resolution must specify the number of shares (up to 10% under the articles of association of the aggregate par value of the issued share capital) that may be acquired, the manner in which they may be acquired and the range of prices that may be paid by JHI SE. The shareholders of JHI SE have provided such authorisation, which will expire on February 17, 2011.

Any shares to be bought back must be fully paid and a buy-back of shares may only be funded out of freely distributable profits or out of the proceeds of a fresh issue of shares for that purpose.

Dutch company law does not recognise redeemable shares.

Under Dutch company law, shares that have been bought back by JHI SE are not automatically cancelled and must be held in treasury unless cancellation of such shares is approved by an ordinary resolution of the shareholders and a creditor process is followed.

Irish law permits a company to redeem its shares (provided such shares are redeemable) at any time whether on or off market without shareholder approval. Accordingly, the articles of association of Irish SE provide that, where Irish SE agrees to acquire any shares (unless Irish SE elects to treat the acquisition as a purchase), it shall be a term of such contract that the relevant shares become redeemable on the entry into of that contract and that completion of that contract shall constitute redemption of the relevant shares. This means that Irish SE may acquire its own shares.

In addition, Irish company law permits an Irish company and its subsidiaries to make market purchases of the shares of the Irish company on a recognised stock exchange if shareholders of the company have granted the company and/or its subsidiaries a general authority by ordinary resolution to do so. Currently, in addition to the Irish Stock Exchange, the New York Stock Exchange, NASDAQ and the London Stock Exchange are also recognized stock exchanges for this purpose.

As the ASX is not currently a recognized stock exchange for the purposes of Irish law, on- and off-market purchases of shares in Irish SE (by way of trading CUFS) will only be available to Irish SE through their redemption in accordance with the redemption mechanism in its articles, outlined above, provided Irish SE does not treat such acquisition as a purchase.

Issue	JHI SE/Dutch Law	Irish SE/Irish Law

A designation of such general authority can be valid for a period of no more than 18 months, subject to renewal, and must specify the number of shares that may be acquired and a price range or formula to calculate the acceptable range of prices that may be paid.

In the case of off-market purchases by subsidiaries of Irish SE, the proposed purchase contract must be authorised by a special resolution of the shareholders of Irish SE.

A redemption or repurchase of shares may only be funded out of freely distributable reserves or out of the proceeds of a fresh issue of shares for that purpose.

Under Irish company law, the board may determine whether shares that have been repurchased or redeemed by Irish SE will either be held in treasury or cancelled. However, under Irish company law, the nominal value of treasury shares held by Irish SE may not, at any one time, exceed 10% of the nominal value of the issued share capital of Irish SE.

Dividends and Distributions
Subject to the approval of the Supervisory Board, the Managing Board, or the shareholders if so designated by the Managing Board, has the power to declare dividends and other distributions, including distributions out of a share premium reserve or out of any other reserve shown in the annual accounts as not being a statutory reserve.

Notwithstanding the foregoing, (a) dividends may only be declared in so far as JHI SE’s shareholders equity exceeds the amount of the paid up and called portion of the share capital, plus the statutory reserves and (b) provided distributions made in shares requires a resolution to that effect of the corporate body authorised to decide on the issue of additional shares.

Dividends and distributions of assets to shareholders may be declared (a) in the case of dividends, by the board or (b) upon the recommendation of the board, by an ordinary resolution of shareholders, provided that with respect to dividends or distributions declared pursuant to subsection (b) above, the dividends or distributions may not exceed the amount recommended by the board.

Dividends and distributions may only be made in so far as (a) Irish SE has sufficient freely distributable reserves and (b) Irish SE’s net assets are in excess of the aggregate of called up share capital plus undistributable reserves and the distribution does not reduce its net assets below such aggregate.

Issue	JHI SE/Dutch Law	Irish SE/Irish Law
Directors Board Structure	JHI SE has a two-tiered board structure, consisting of a Managing Board and a Supervisory Board.	Irish SE will have a single-tier board.

Powers of Board	Where a matter is not specifically reserved for the Managing Board or the Supervisory Board, such matter falls within the remit of the shareholders. All such matters require an ordinary resolution of shareholders except for the following, which require a special resolution of the shareholders:

•   amending the articles of association;

•   mergers; and

•   demergers.

The Managing Board requires approval of each of the Supervisory Board and the shareholders for resolutions regarding a significant change in the identity or nature of JHI SE, including:

•   the transfer of the enterprise or practically the entire enterprise to a third party;

•   to conclude or cancel a long-lasting co-operation with any other person or as a fully liable general partner of a limited partnership or a general partnership, provided that such co-operation or the cancellation thereof is of essential importance to JHI SE; and

•   to acquire or dispose of a participating interest in the capital of a company with a value of a least one-third of the sum of the assets according to the consolidated balance sheet.

The shareholders and the Supervisory Board each may subject Managing Board decisions to their approval by means of a resolution to that effect.	Under Irish company law and the articles of association, certain matters are reserved for shareholder determination pursuant to a special resolution. Such matters include:

•   reduction of share capital;

•   approval of a change of name;

•   deciding to vary class rights attaching to shares;

•   amending the memorandum or articles of association;

•   disapplication of statutory pre-emptive rights; and

•   approval of schemes of arrangements.

Under Irish company law and the articles of association, certain matters are reserved for shareholder determination pursuant to an ordinary resolution. Such matters include:

•   increasing the authorised share capital;

•   renewing board authority to allot shares; and

•   removal of directors

Where a matter is not specifically reserved for shareholder determination by Irish company law, the SE Regulation or the proposed articles of association of Irish SE, such matter falls within the remit of the board.

Issue	JHI SE/Dutch Law	Irish SE/Irish Law
Duties of Directors
The Managing Board and Supervisory Board are under a duty to act in the best interests of JHI SE, which involves taking into account the interests of its shareholders, JHI SE and its business and all persons involved in the organisation of JHI SE (including, in particular, creditors and employees of JHI SE and its subsidiaries).

In addition to the statutory and fiduciary duties of directors, the Managing Board is entrusted with the management of JHI SE and the Supervisory Board is entrusted with the supervision thereof and has the duty to assist the Managing Board by rendering advice.

The Supervisory Board is also responsible for overseeing the general course of affairs of JHI SE and has such other powers as set forth in the articles of association, including approving:

•   a declaration of dividends;

•   any share buy-back programs; and

•   new share issuances.

The board is under a common law fiduciary duty to act in the best interests of Irish SE. In the case of insolvency, the directors would also be required to take into account the interests of Irish SE’s creditors.

All directors will have equal and overall responsibility for the management of Irish SE (although executive directors will have additional responsibilities and duties arising under their service contracts and will be expected to exercise a degree of skill and diligence commensurate with their specific executive positions).

Issue	JHI SE/Dutch Law	Irish SE/Irish Law
Remuneration of Directors
The salary, bonus and other terms and conditions of employment (including pension benefits) of the Managing Board will be determined by the Supervisory Board in accordance with the remuneration policy adopted by shareholders. Arrangements for remuneration in the form of shares or CUFS for the Managing and Supervisory Boards require shareholders approval pursuant to an ordinary resolution.

The maximum aggregate remuneration of the Supervisory Board is determined by the shareholders from time to time pursuant to an ordinary resolution on the recommendation of the Supervisory Board. Shareholders approved a maximum aggregate remuneration of US$1,500,000 at the 2006 annual general meeting.

These provisions are subject to the relevant listing rules of the ASX regarding director remuneration.

The maximum aggregate remuneration of the non-executive directors is US $1,500,000 and can be changed from time to time by an ordinary resolution.

Executive directors may be paid such extra remuneration by way of salary, commission or otherwise as the board may from time to time determine. Arrangements for remuneration in the form of shares or CUFS for directors requires shareholder approval pursuant to an ordinary resolution.

These provisions are subject to the relevant listing rules of the ASX regarding director remuneration.

Remuneration Report and Remuneration Policy
The policy for the remuneration of the Managing Board is determined by an ordinary resolution of shareholders based upon the proposal of the Supervisory Board from time to time.

The current remuneration policy was last approved at the 2005 annual general meeting. In addition, the company has voluntarily produced a remuneration report and submitted it for non-binding shareholder approval each year since the 2005 annual general meeting.

These provisions are subject to the relevant listing rules of the ASX regarding director remuneration.

There is no requirement for shareholders to approve the remuneration policy for the board of Irish SE. The company currently intends to continue voluntarily producing a remuneration report.

These provisions are subject to the relevant listing rules of the ASX regarding director remuneration.

Issue	JHI SE/Dutch Law	Irish SE/Irish Law
Number and Nomination of Directors
The number of Managing Board members shall be at least two and is determined by the Supervisory Board. There are currently three members of the Managing Board of JHI SE. Members of the Managing Board are appointed by an ordinary resolution at a general meeting.

The number of Supervisory Board members shall be at least two and determined by the Supervisory Board. There are currently seven members of the Supervisory Board. Members of the Supervisory Board are appointed at the annual general meeting (unless a vacancy arises) by an ordinary resolution.

The Supervisory Board and shareholders have the right to make nominations of members of the Managing Board and the Supervisory Board. Nominations by shareholders must be made no less than 35 business days (or 30 business days if the meeting is being called by shareholders) before the date of the general meeting at which the appointment of members of the Managing Board and the Supervisory Board are to be considered. If nominations have not been made or are not made in due time, the shareholders may appoint a member of the Managing Board or the Supervisory Board at their discretion.

A person appointed to the board to fill a vacancy or as a result of an increase of the size of the board must retire or stand for re-election at the next annual general meeting.

Pursuant to the articles of association, the number of directors shall be determined by the directors from time to time and shall be at least three and no more than twelve. The board, over time, is expected to be comprised of eight non-executive directors and one executive director, who will be the chief executive officer. One non-executive director is expected to be appointed in due course. The board may delegate such powers as they see fit to the chief executive officer, however the board as a whole will be responsible for the strategic direction of Irish SE and for ensuring that it complies with all applicable corporate governance standards and requirements.

The board and the shareholders have the right to nominate persons as directors.

Holders of at least 10% of the issued share capital of Irish SE may nominate candidates for election as directors at any general meeting by delivering notice of such intention to Irish SE’s registered office not less than 30 business days prior to the date on which the general meeting is due to be held.

Notice of nominations by such shareholders must contain a biography setting out their experience and directorships of other listed and unlisted companies, together with the consent of the nominee.

Our boards currently have a nominating committee and we expect that Irish SE will have a similar committee.

Directors may appoint additional directors to fill casual vacancies or to increase the size of the board up to the maximum number of directors permitted under the articles of association. Directors appointed in such a manner are subject to re-election at the next annual general meeting.

Issue	JHI SE/Dutch Law	Irish SE/Irish Law
Term of Directors’ Appointment	Members of the Managing Board or the Supervisory Board (other than the chief executive officer who shall be entitled to hold office for a continuous period of six years, subject to renewal) shall be entitled to hold office for a continuous period of three years, or past the end of the third annual general meeting following his or her appointment, whichever is longer, without retiring or standing for re-election.
Under the articles of association, one third of directors (excluding the chief executive officer) shall elect to retire or stand for re-election at each of the first three annual general meetings following Irish SE’s registration in Ireland, provided that where the number of such directors is less than one-third, the chairman shall nominate the directors who are to retire or stand for re-election.

At the fourth and at each subsequent annual general meeting following Irish SE’s registration in Ireland the directors (excluding the chief executive officer) that are to retire by rotation shall be those who have been longest in office since their last appointment or re-appointment; provided that where the number of such directors is more than one-third, the directors that will constitute the one-third to retire or stand for re-election shall be determined (unless otherwise agreed) by lot.

The chief executive officer is required to stand for re-election as a director every six years following their appointment as a director. It is expected that he will stand for re-election in 2011.

Removal of Directors	Shareholders may remove or suspend Supervisory and Managing Board members, with or without cause, by an ordinary resolution of the shareholders. Managing Board members can also be suspended (but not dismissed) by the Supervisory Board with or without cause.	Shareholders who, alone or together, hold 10% or more of Irish SE’s issued share capital may convene an extraordinary general meeting and propose resolutions for consideration at such an extraordinary general meeting, upon 28 days’ notice to Irish SE, to remove any director, with or without cause, by an ordinary resolution. The shareholders may also, by ordinary resolution, appoint another director to fill the vacancy caused by the removal.

Issue	JHI SE/Dutch Law	Irish SE/Irish Law
Vacancies
A vacancy in the Managing Board shall be filled by an ordinary resolution of the shareholders.

A vacancy in the Supervisory Board between annual general meetings may be filled by the remaining members of the Supervisory Board provided that the term of such director will end at the next annual general meeting and the number of members appointed shall not exceed one-third the number of members of the Supervisory Board prior to the moment a vacancy occurs.

Under Irish SE’s articles of association, shareholders may appoint directors, either to fill a vacancy or as an additional director, by an ordinary resolution up to the maximum number of directors permitted under the articles of association.

Under the articles of association vacancies can also be filled by the board. Any director appointed by the board will be subject to re-election by shareholders at the next annual general meeting.

Directors’ Indemnity	Under the articles of association, the directors, officers and employees are indemnified by JHI SE for losses arising out of such persons exercise of their duties to JHI SE. This indemnity does not apply where a Dutch court establishes that the acts or omissions of directors and officers constitute willful misconduct, intentional recklessness or are seriously imputable, unless this would be unacceptable according to standards of reasonableness and fairness.
Under the articles of association, the current and former directors, company secretary, employees and persons who may be deemed by the board of Irish SE to be an agent of Irish SE are indemnified by Irish SE for costs, losses and expenses arising out of such person’s exercise of their duties to Irish SE. However, under Irish company law, this indemnity only binds Irish SE to indemnify a current or former director or company secretary where judgment is given in any civil or criminal action in favour of such director or company secretary, or where a court grants relief because the director or company secretary acted honestly and reasonably and ought fairly to be excused. The articles of association apply the same restrictions to employees and persons deemed by the board of Irish SE to be an agent of Irish SE who are not current or former directors or company secretary.

Irish SE will also enter into deeds of access, insurance and indemnity with its directors, company secretary and certain senior employees.

Issue	JHI SE/Dutch Law	Irish SE/Irish Law
Shareholders’ Meetings Annual General Meetings
Annual general meetings are to be held within six months from the end of the financial year. Such meetings will be held in The Netherlands.

Holders of at least 1% of the issued share capital (which we expect will increase to 3% in January 2010) or shares representing at least EUR 50 million in value can request the Managing Board to place a matter on the agenda for an annual general meeting so long as such request is made 60 days prior to the annual general meeting and provided that the matter is not detrimental to an overriding interest of JHI SE.

Holders of CUFS and ADSs will not appear on JHI SE’s share registry as legal holders of shares. Accordingly, the ability to call an extraordinary general meeting only may be exercised, in the case of holders of CUFS, by providing instructions to the CUFS depositary or by converting their CUFS to shares, and, in the case of holders of ADSs, by converting their ADSs to CUFS and thereafter providing instructions to the CUFS depositary or converting their CUFS to shares.

Annual general meetings must be held at least once in each calendar year (at no more than 15-month intervals) and within six months after the financial year-end. Irish SE will announce the date of an annual general meeting no less than 35 business days before such meeting is due to be held.

Annual general meetings of Irish SE generally will be held in Ireland unless shareholder approval, pursuant to an ordinary resolution, is granted at the preceding annual general meeting to hold the following general meeting outside of Ireland.

Under the articles of association, holders of at least 10% of the issued share capital can request that the board place a matter on the agenda of an annual general meeting so long as notice of such proposal is provided to Irish SE by such shareholders at least 30 business days before the annual general meeting to which it relates.

Any such request shall be received by Irish SE at such postal or e-mail address as specified by Irish SE for that purpose in the announcement of the general meeting. Such request must be accompanied by stated grounds justifying its inclusion, or a draft resolution, together not to exceed 1,000 words. Such a request will be declined by Irish SE’s board where: (i) the request is contrary to the memorandum or articles of association, Irish law or the ASX Listing Rules, or (ii) the time limits specified in the articles of association have not been complied with.

Issue	JHI SE/Dutch Law	Irish SE/Irish Law
Holders of CUFS and ADSs will not appear on Irish SE’s share register as legal holders of shares. Accordingly, the ability to call an extraordinary general meeting only may be exercised, in the case of holders of CUFS, by providing instructions to the CUFS depositary or by converting their CUFS to shares, and, in the case of holders of ADSs, by converting their ADSs to CUFS and thereafter providing instructions to the CUFS depositary or converting their CUFS to shares.

Information Meetings	Under the articles of association, an annual information meeting (or extraordinary information meeting for extraordinary general meetings) must be held within seven days prior to an annual general meeting (or extraordinary general meeting) as appropriate.	There will be no requirement for Irish SE to hold information meetings.

Issue	JHI SE/Dutch Law	Irish SE/Irish Law
Extraordinary General Meetings
Extraordinary general meetings may be convened as often as deemed necessary by the Managing Board and the Supervisory Board and shall be held at the request of:

•   shareholders, representing at least 5% of the issued share capital; or

•   at least 100 shareholders, or one shareholder representing at least 100 holders of CUFS, or any combination of the foregoing.

An extraordinary general meeting must be called within 21 days after a shareholder request has been given to JHI SE and held no later than two months after such shareholder request. If the meeting is not called within 21 days after receiving such shareholder request, the shareholders who represent at least 50% of the votes of all of the persons who requested the extraordinary general meeting may call and hold an extraordinary general meeting within three months after such shareholders request, at JHI SE’s cost. In addition, shareholders representing at least 5% of the issued share capital may call and arrange to hold an extraordinary general meeting, at their own cost.

Shareholders (individually or with other shareholders who have requested an extraordinary general meeting) may provide JHI SE with a notice of a resolution that the shareholder proposes to include on the agenda of the extraordinary general meeting.

Irish SE will announce the date of an extraordinary general meeting no less than 35 business days before such meeting is due to be held save in exceptional circumstances where the board resolves otherwise.

Extraordinary general meetings may be convened as often as deemed necessary by the board and shall be held at the request of shareholders holding not less than 10% of issued share capital among them.

Irish company law provides that an extraordinary general meeting must be convened within 21 clear days (meaning 21 days excluding the day notice is given and the day of the meeting) after a request from a shareholder (who holds 10% of the issued share capital of Irish SE) has been given to Irish SE, and held no later than two months after such a request.

In addition, under the Irish SE articles of association, shareholders holding not less than 10% of the issued share capital among them can request that the board place a matter on the agenda of any extraordinary general meeting so long as notice of such request is provided to Irish SE by such shareholders at least 30 business days before the general meeting to which it relates. Any such request shall be received by Irish SE at such postal or e-mail address as specified by Irish SE for that purpose in the announcement of the general meeting. And such request must be accompanied by stated grounds justifying its inclusion, or a draft resolution, together not to exceed 1,000 words. Such a request will be declined by Irish SE’s board where: (i) the request is contrary to the memorandum or articles of association, Irish law or the ASX Listing Rules, or (ii) the time limits specified in the articles of association have not been complied with.

Issue	JHI SE/Dutch Law	Irish SE/Irish Law
	Holders of CUFS and ADSs will not appear on JHI SE’s share registry as legal holders of shares. Accordingly, the ability to call an extraordinary general meeting only may be exercised, in the case of holders of CUFS, by providing instructions to the CUFS depositary or by converting their CUFS to shares, and, in the case of holders of ADSs, by converting their ADSs to CUFS and thereafter providing instructions to the CUFS depositary or converting their CUFS to shares.	Holders of CUFS and ADSs will not appear on Irish SE’s share register as legal holders of shares. Accordingly, the ability to call an extraordinary general meeting only may be exercised, in the case of holders of CUFS, by providing instructions to the CUFS depositary or by converting their CUFS to shares, and, in the case of holders of ADSs, by converting their ADSs to CUFS and thereafter providing instructions to the CUFS depositary or converting their CUFS to shares.

Notice of Meetings	Under the articles of association, at least 28 days’ notice for all meetings is required.	Under the articles of association, at least 21 clear days’ notice (meaning 21 days excluding the day notice was given and the day of the meeting) for annual general meetings and for extraordinary general meetings is required.

Rights of Shareholders Derivative Actions	There is no right under Dutch law for shareholders to bring a derivative action.	Under Irish company law, a shareholder may be entitled to bring a derivative action on behalf of Irish SE in circumstances where the court determines that the merits of the case require such action to be permitted.

Issue	JHI SE/Dutch Law	Irish SE/Irish Law
Inspection of Books and Records
Under Dutch company law, shareholders are entitled to inspect the minute books relating to shareholder meetings and the share register of JHI SE.

Under the articles of association, the shareholders may, at the annual general meeting, request information and such reasonable requests for information shall be fulfilled (subject to the decision of the chairman at the general meeting).

Holders of CUFS and ADSs will not appear on JHI SE’s share registry as legal holders of shares. Accordingly, the ability to request information only may be exercised, in the case of holders of CUFS, by providing instructions to the CUFS depositary or by converting their CUFS to shares, and, in the case of holders of ADSs, by converting their ADSs to CUFS and thereafter providing instructions to the CUFS depositary or converting their CUFS to shares.

Under Irish company law, shareholders are entitled to inspect Irish SE’s statutory books (share register and minute books of Irish SE relating to shareholder meetings).

Holders of CUFS and ADSs will not appear on Irish SE’s share register as legal holders of shares. Accordingly, the ability to inspect those statutory books, which may only be inspected by members of Irish SE, only may be exercised, in the case of holders of CUFS, by providing instructions to the CUFS depositary or by converting their CUFS to shares, and, in the case of holders of ADSs, by converting their ADSs to CUFS and thereafter providing instructions to the CUFS depositary or converting their CUFS to shares.

Takeovers Applicable Takeover Rules
The takeover regime of The Netherlands does not apply.

However, the articles of association prescribe a takeover regime which incorporates certain principles of the Australian takeover regime. For further information, please refer to “Principal Differences between the Takeover Regime Under the Articles of Association of JHI SE and the Irish Takeover Rules” in Section 4.7.
The Irish takeover regime will apply. For further information, please refer to “Principal Differences between the Takeover Regime Under the Articles of Association of JHI SE and the Irish Takeover Rules” in Section 4.7.

4.6.  Summary of Irish SE Articles of Association

Following is a summary highlighting selected information from the articles of association of Irish SE and does not contain all of the information that may be important to you. We recommend that you read carefully the articles of association of Irish SE for the complete description of your rights as a shareholder and other important information. The summary below reflects the changes made to the articles of association of Irish SE after our review of the shareholder input and comments following the publication of the articles of association of Irish SE in connection with Stage 1 of the Proposal. The articles of association of Irish SE are filed as an exhibit to our registration statement with the US Securities and Exchange Commission and are incorporated by reference. These articles of association are also available under the Investor Relations area of our website (www.jameshardie.com, select “James Hardie Investor Relations”) and copies may be obtained on request. See “Where You Can Find Additional Information” in Section 12.

4.6.1.  Register and Entry Number/SE’s Objects and Purposes

Irish SE will be registered with the Companies Registration Office in Ireland. It will be assigned a registered number once it has filed the required documents at the conclusion of Stage 2.

Irish SE’s main object will be to:

“carry on the businesses of manufacturer, distributor, wholesaler, retailer, service provider, investor, designer, trader and any other business (except the issuing of policies of insurance) which may seem to the SE’s board of directors capable of being conveniently carried on in connection with these objects or calculated directly or indirectly to enhance the value of or render more profitable any of the SE’s property.”

Irish SE also will have the power to carry on the business of a holding company and co-ordinate the administration, finances and activities of any subsidiary companies or associated companies.

The usual powers of an Irish public limited company also will be granted to Irish SE. These include the power to borrow, to charge Irish SE’s assets, to grant guarantees and indemnities, to incorporate new companies and to acquire existing companies.

4.6.2.  Powers and Requirements of Directors

The directors will be granted the general power to manage Irish SE by its articles of association. The directors will have the power to exercise all of the powers of Irish SE that have not been otherwise expressly reserved to the shareholders of Irish SE by Irish company law or Irish SE’s articles of association. In addition, the directors also will be granted certain specific powers by Irish SE’s articles of association, including:

•	the power to delegate their powers to the chief executive officer, any director, any person or persons employed by Irish SE or any of its subsidiaries or to a committee of the board;

•	the power to appoint attorneys to act on behalf of Irish SE;

•	the power to borrow money on behalf of Irish SE and to mortgage or charge Irish SE’s undertaking, property, assets, and uncalled capital as security for such borrowings; and

•	the power to do anything that is necessary or desirable for Irish SE to participate in any computerised, electronic or other system for the facilitation of the transfer of CUFS or the operation of Irish SE’s registers that may be owned, operated or sponsored by the ASX.

Irish SE’s articles of association will expressly list some, but not all, of the duties of directors.

With respect to remuneration of directors, further information is set out under the heading “Summary of Key Corporate Law Differences between JHI SE and Irish SE” in Section 4.5 under the subheading “Remuneration of Directors.”

Irish SE’s articles of association do not include any provisions regarding the mandatory retirement age of a director.

Under Irish law, directors have a common law fiduciary duty to act in the best interest of Irish SE and to exercise good faith and due care and skill. Directors also have statutory duties that mainly relate to administrative obligations. Further information is included under the heading “Key Corporate Law Differences Between JHI SE and Irish SE” in Section 4.5 under the subheading “Duties of Directors”.

No director will require a share qualification in order to act as a director.

4.6.3.  Rights, Preferences and Restrictions Attaching to Shares

Irish SE initially will be registered with one class of shares, however the articles of association will allow for any share to be issued with such rights or restrictions as the shareholders of Irish SE may by ordinary resolution determine.

Shareholders may authorise Irish SE (acting through its directors) by special resolution to issue shares in whatever manner on the basis that they can be subsequently redeemed. Once issued, Irish SE may cancel redeemed shares or alternatively hold them as treasury shares (which subsequently can be reissued or cancelled).

4.6.3.1.  Dividend rights

A description of Irish SE’s director’s power to declare dividends and distributions is set out under the heading “Summary of Key Corporate Law Differences Between JHI SE and Irish SE” in Section 4.5. under the subheading “Dividends and Distributions.”

If directors so resolve, any dividend that has remained unclaimed for twelve years from the date of its declaration shall be forfeited and cease to remain owing by Irish SE. The payment by directors of any unclaimed dividend or other moneys payable in respect of a share into a separate account shall not constitute Irish SE a trustee in respect thereof.

4.6.3.2.  Voting rights

All shares issued will have the right to one vote for each share held on every matter submitted to a vote of the shareholders. CUFS holders will be entitled to attend and to speak at Irish SE’s shareholder meetings and can vote at Irish SE’s shareholder meetings in the manner described in Section 10.2. ADR holders will not be entitled to attend Irish SE’s general meetings of shareholders, but can vote in the manner described in Section 11.7.

A description of Irish SE’s shareholder’s rights with respect to voting on directors and the terms of directors’ appointment is set out under the heading “Summary of Key Corporate Law Differences Between JHI SE and Irish SE” in Section 4.5 under the subheadings “Number and Nomination of Directors” and “Term of Director’s Appointment.”

Irish law and Irish SE’s articles of association currently do not impose any limitations on the rights of persons who are not residents of Ireland to hold or vote shares, solely as a result of such non-resident status.

Unless otherwise required by Irish SE’s articles of association or Irish law, no business other than the appointment of a chairman may be transacted at any general meeting unless at least 5% of Irish SE’s issued share capital is present or represented.

4.6.3.3.  Rights upon liquidation

In the event of Irish SE liquidation, and after Irish SE has paid all debts and liquidation expenses, the excess of any assets shall be distributed among Irish SE shareholders in proportion to the capital at the commencement of the winding up paid up or credited as paid up on such shares held by Irish SE shareholders. As a holding company, Irish SE’s sole material assets will be the capital stock of its subsidiaries.

4.6.3.4.  Acquisition of own shares

A description of Irish SE’s power to repurchase or redeem shares of Irish SE is set out under the heading “Summary of Key Corporate Law Differences Between JHI SE and Irish SE” in Section 4.5. under the subheading “Buy-Back of Shares and Share Redemptions.”

4.6.4.  Necessary Action to Change the Rights of Holders of the Shares

Irish SE’s share capital may be divided into different classes of shares and the rights attached to any class may be varied with the consent in writing of 75% in nominal value of the issued shares of that class or with the consent of 75% of that share class by value of those voting at a separate general meeting of the shareholders of such class.

4.6.5.  Meetings’ Conditions and Procedures

4.6.5.1.  Directors’ meetings

The directors shall meet at least once every three months to discuss the progress and foreseeable development of Irish SE’s business. A meeting of the directors may be called by the chairman of the board or any three directors. Notice must be given to each director personally, orally or in writing. Unless the directors arrange otherwise, the quorum for the conduct of business at a directors meeting will be three directors. Each director shall have one vote, and in addition to his or her own vote, shall be entitled to one vote in respect of each other director not present at the meeting who shall have authorised him or her in respect of such meeting to vote for such other director in his or her absence. Decisions at meetings of the directors will be decided by a majority of votes. Where there is equality of votes, the chairman of the board will have the deciding vote. Irish SE’s articles of association provide for directors to participate in meetings of the board or committees of the board telephonically.

Subject to the provisions of Irish company law, provided that a director discloses the nature and extent of a material interest, such director may, subject to a number of stated exceptions, be party to an arrangement or transaction with Irish SE or its subsidiaries, but may not vote on a resolution concerning a matter in which such director has, directly or indirectly, an interest which is material or a duty which conflicts or may conflict with the interests of Irish SE. Such director shall not be counted in the quorum present at a meeting in relation to any such resolution on which the director is not entitled to vote.

4.6.5.2.  General meetings

The first annual general meeting of Irish SE following its registration in Ireland does not need to be held in Ireland but must be held within 18 months of its registration. Subsequent annual general meetings of Irish SE are also not required to be held in Ireland so long as there is an ordinary resolution of shareholders providing that it be held elsewhere. There is no requirement that extraordinary general meetings be held in Ireland. Following the first annual general meeting, Irish SE must hold an annual general meeting in each calendar year and within six months after the financial year end and shall announce the date such annual general meetings no less than 35 business days before such meeting is due to be held. All business that is transacted at an annual general meeting shall be deemed to be special business, except: (1) the declaration of a dividend; (2) the consideration of the accounts, balance sheets and reports of the directors and auditors; (3) the election of directors in the place of those retiring (whether by rotation or otherwise); (4) the fixing of the remuneration of the directors; (5) the re-appointment of the retiring auditors; and (6) the fixing of the remuneration of the auditors.

Irish SE shall announce the date of an extraordinary general meeting no less than 35 business days before such meeting is due to be held save in exceptional circumstances where the board resolves otherwise. An extraordinary general meeting can be convened by (1) the directors or (2) pursuant to Irish company law, by one or more persons who alone or together hold 10% of Irish SE’s issued share capital. An extraordinary general meeting must be convened within 21 clear days after a request from a shareholder (who holds 10% of the issued share capital of Irish SE) has been given to Irish SE, and held no later than two months after such a request.

One or more persons who alone or together hold at least 10% of the issued share capital of Irish SE can request that the board call an extraordinary general meeting. In addition, such holders can also request that the board place a matter on the agenda of any general meeting so long as any such request shall be received by Irish SE at least 30 business days before the general meeting to which it relates, at such postal or e-mail address as specified by Irish SE for that purpose in the announcement of the general meeting. Such request must be accompanied by stated grounds justifying its inclusion, or a draft resolution, together not to exceed 1,000 words. Such a request will be declined by Irish SE’s board where: (i) the request is contrary to the memorandum or articles of association, Irish law or the ASX Listing Rules, or (ii) the time limits specified in the articles of association have not been complied with.

The quorum for general meetings and for meetings of a separate class of shareholders in Irish SE will be one or more persons who alone or jointly hold at least 5% of Irish SE’s issued share capital or, in the case of a separate class meeting, 5% of the issued share capital of that class. These same quorum requirements also will apply to all adjourned meetings.

A description of Irish SE’s notice requirements and rights conferred on Irish SE’s shareholders is set forth under the heading “Summary of Key Corporate Law Differences Between JHI SE and Irish SE” in Section 4.5 under the subheadings “Notice of Meetings,” “Annual General Meetings” and “Extraordinary General Meetings.”

All voting at general meetings will be decided by a poll, votes may be given in person, by proxy or by a duly authorised representative, in each case in the manner prescribed by Irish SE’s articles of association. Where there is an equality of votes the chairman of the meeting will have a second, or casting, vote.

4.6.6.  Right to Own Shares

Irish SE’s memorandum of association will provide it with the power to own shares in its subsidiaries or any non-group companies for that matter.

Irish SE’s articles of association provide that Irish SE may acquire its own shares by way of redemption. Once such shares have been redeemed, they may be cancelled or held as treasury shares, however, under Irish company law, the nominal value of treasury shares held by Irish SE may not, at any one time, exceed 10% of the nominal value of the issued share capital of Irish SE. If the shares are held as treasury shares, Irish SE is not allowed to exercise the votes, if any, attaching to those shares. A more detailed description is set out under the heading “Summary of Key Corporate Law Differences Between JHI SE and Irish SE” in Section 4.5 under the subheading “Buy-back of Shares and Share Redemptions”.

4.6.7.  Thresholds for Which Shareholder Ownership Must be Disclosed

Under Irish law, a person must notify Irish SE in writing within five business days of an acquisition or disposition of shares in Irish SE where:

•	such person’s interest was below 5% of Irish SE’s issued share capital prior to such acquisition and equals or exceeds 5% after such acquisition;

•	such person’s interest was equal to or above 5% of Irish SE’s issued share capital before an acquisition or disposition and increases or decreases through an integer of a percentage as a result of such acquisition or disposition (e.g., from 5.8% to 6.3% or from 8.2% to 7.9%); and

•	where such person’s interest was equal to or above 5% of Irish SE’s issued share capital before a disposition and falls below 5% as a result of such disposition.

In addition, under Irish law, Irish SE can, if it has reasonable cause to believe that a person or company has an interest in Irish SE’s shares, require such person or company to confirm that belief (or as the case may be) to indicate whether or not it is the case and to provide certain information in relation to such holdings, including details of his or her interest in any shares in the SE and the interests (if any) of all persons having a beneficial interest in the shares. To the extent any such information is made available to Irish SE, Irish law requires that Irish SE make such information available to any person upon such person’s request.

4.6.8.  Consequences of Non-Disclosure of Shareholder Ownership

Failure of a shareholder to disclose its interests in Irish SE’s shares as described above in “Thresholds for which Shareholder Ownership Must be Disclosed” in Section 4.6.7 will result in no right or interest of any kind in respect of that person’s shares being enforceable, whether directly or indirectly by action or legal proceeding. If a person fails to respond to Irish SE when it makes a request for information in the manner described above, Irish SE may apply to the High Court of Ireland for an order stating that: (a) any transfer of such shares will be void; (b) such shares will have no voting rights; (c) no further shares will be issued in right of those shares or pursuant to any offer made to the holder thereof; and (d) such shares will not be entitled to any payment from Irish SE. Such restrictions, whether imposed for a failure to disclose a notifiable interest or for a failure to respond to a request for information, may only be lifted by an order of the High Court of Ireland.

Irish SE also will be subject to the Irish Takeover Rules and the rules governing substantial acquisition of shares. A more detailed description is set out in “Principal Differences Between the Takeover Regime under the Articles of Association of JHI SE and the Irish Takeover Rules” in Section 4.7.

Where shares have not been fully paid up, Irish SE’s directors may exercise Irish SE’s first and paramount lien on such shares, meaning they can either sell or transfer them.

4.6.9.	Conditions Imposed by Irish SE’s Articles of Association Governing Changes to Irish SE’s Capital

The articles of association of Irish SE, which shareholders will be asked to approve in connection with Stage 2, will provide that, for five years from the date of the adoption of Irish SE’s articles of association, directors will have the right to allot shares without further action on the part of shareholders up to the maximum authorised share capital of Irish SE. Five years is the maximum period allowed by Irish law before such authorisation has to be renewed by an ordinary resolution of the shareholders. This right is subject to the listing rules of the ASX and NYSE in relation to the issue of new equity securities, which require:

•	in the case of the ASX, shareholder approval for the issue of equity securities which exceed 15% of the number of equity securities on issue (as determined in accordance with the ASX listing rules and subject to the various exemptions set out therein); and

•	in the case of the NYSE, shareholder approval for the issuance of shares that have or will have upon issuance voting power equal to or in excess of 20% of the voting power outstanding before the issuance of such shares (subject to certain exceptions).

The articles of association also will provide that directors have the right to issue authorised share capital without regard to the statutory pre-emptive rights granted to shareholders in relation to issues of shares for cash under Irish company law. The right to issue shares for cash without regard to statutory pre-emptive rights is subject to the same five-year limit as the directors’ authority to issue shares, subject to renewal by a special resolution of shareholders.

4.7.	Principal Differences Between the Takeover Regime under the Articles of Association of JHI SE and the Irish Takeover Rules

4.7.1.  Overview

As a result of our transformation in Stage 2 of the Proposal to Irish SE, the present takeover regime under article 49 of our articles of association will no longer apply. Article 49 is modelled on the takeover regime that applies in Australia and was introduced in 2001 because there are no takeover rules applicable to us under Dutch law. As Irish SE will have a listing of equity securities on the NYSE, it will be subject to the Irish Takeover Panel Act 1997 (as amended) and the Irish Takeover Panel Act 1997 Takeover Panel Rules and Substantial Acquisition Rules 2007 (as amended) as applied to non-Directive Relevant Companies (we refer to these laws as the Irish Takeover Rules).

The Irish Takeover Rules regulate takeover and merger transactions, however effected, by which control of a target incorporated in Ireland (and having a listing of equity securities on an EU regulated stock exchange or on the NYSE or NASDAQ) may be obtained or consolidated. Control means a holding or aggregate holding of shares carrying 30% or more of the voting rights of a company, irrespective of whether the holding or holdings give de facto control.

The Irish Takeover Rules are statute based. The Irish Takeover Panel is the body that regulates all transactions subject to the Irish Takeover Rules.

The Irish Takeover Rules are built on the following general principles that apply to any transaction regulated by these rules:

•	all holders of the securities of an offeree of the same class must be afforded equivalent treatment; moreover, if a person acquires control of a company, the other holders of securities must be protected;

•	the holders of the securities of an offeree must have sufficient time and information to enable them to reach a properly informed decision on the offer; where it advises the holders of securities, the board of the offeree must give its views on the effects of implementation of the offer on employment, conditions of employment and the locations of the offeree’s places of business;

•	the board of an offeree must act in the interests of the company as a whole and must not deny the holders of securities the opportunity to decide on the merits of the offer;

•	false markets must not be created in the securities of the offeree, of the offeror or of any other company concerned by the offer in such a way that the rise or fall of the prices of the securities becomes artificial and the normal functioning of the markets is distorted;

•	an offeror must announce an offer only after ensuring that he or she can fulfill in full any cash consideration, if such is offered, and after taking all reasonable measures to secure the implementation of any other type of consideration;

•	an offeree must not be hindered in the conduct of its affairs for longer than is reasonable by an offer for its securities; and

•	a substantial acquisition of securities (whether such acquisition is to be effected by one transaction or a series of transactions) shall take place only at an acceptable speed and shall be subject to adequate and timely disclosure.

4.7.2.  Takeover Thresholds

Rule 9 of the Irish Takeover Rules states that, except with the consent of the Irish Takeover Panel, when:

•	any person acquires, whether by a series of transactions over a period of time or not, shares or other securities which (taken together with shares or other securities held or acquired by persons acting in concert) carry 30% or more of the voting rights of a company; or

•	any person, who together with persons acting in concert, holds not less than 30% of the voting rights and such person or any person acting in concert with them acquires, in any period of twelve months, additional shares or other securities of more than 0.05% of the total voting rights of the company, such person must extend offers to the holders of any class of equity securities (whether voting or non-voting) and to holders of any class of transferable voting capital in respect of all such equity securities and transferable voting capital.

A single holder (that is, a holder excluding any parties acting in concert with the holder) holding more than 50% of the voting rights of a company is not subject to Rule 9.

The Irish Takeover Rules also contain rules called “Substantial Acquisition Rules” which restrict the speed with which a person may increase their holding of shares and rights over shares to an aggregate of between 15% and 30% of the voting rights of a company. These rules also require accelerated disclosure of acquisitions of shares or rights over shares relating to such holdings.

4.7.3.  Key Differences Between Article 49 and the Irish Takeover Rules

The key differences between the Irish Takeover Rules (taken together with provisions of Irish company law relating to disclosure of interests in shares) and the current takeover regime as applicable to us under Article 49 of our articles of association are described in the following table:

	Article 49 of JHI SE	Irish Takeover Rules/
Key Differences	articles of association	Irish Company Law
Relevant Thresholds for Triggering a Mandatory Takeover Offer
Pursuant to the articles of association, a takeover offer is required if either (a) the number of shares in respect of which any person (or persons acting in concert) directly or indirectly acquires or holds a relevant interest or (b) the voting rights which a person (or persons acting in concert) is entitled to exercise at a general meeting, in each case, increases:

(i) from 20% or below to more than 20%; or

(ii) from a starting point that is above 20% and below 90%.

A ‘relevant interest’ means any interest in shares that causes or permits a person to (1) exercise or influence the exercise of voting rights on shares; or (2) dispose or influence the disposal of shares, including inter alia the legal ownership of shares, CUFS and an interest under an option agreement to acquire a share or a CUFS.
Pursuant to the Irish Takeover Rules, a takeover offer is required if either (a) any person (or persons acting in concert) acquires 30% or more of the voting rights of Irish SE, whether in one transaction or a series of transactions or (b) during any 12-month period, any person (or persons acting in concert) who holds not less than 30% and not more than 50% of the voting rights of Irish SE acquires additional securities representing more than 0.05% of the voting rights of Irish SE.

	Article 49 of JHI SE	Irish Takeover Rules/
Key Differences	articles of association	Irish Company Law
Disclosure of Substantial Holdings	Pursuant to the articles of association, where any person (or persons acting in concert):

(a) acquires, or ceases to have, a substantial holding in shares (being a relevant interest in 5% or more of the total number of votes attached to all shares);

(b) has a substantial holding and there is a movement of at least 1% in their holding; or

(c) makes a takeover bid for shares or CUFS;

such person or persons must provide to JHI SE and the ASX information with respect to their identity and such holdings within 2 business days after they become aware of the information or by 9:30 a.m. Australian Eastern Time on the next trading day of the ASX after they become aware of the information if a takeover bid has been made.
As described under the heading “Summary of Irish SE Articles of Association — Thresholds for Which Shareholder Ownership Must be Disclosed” in Section 4.6.7, shareholders are required to notify Irish SE of interests of 5% or more and thereafter any acquisitions or dispositions of shares which brings such person’s interest through an integer of a percentage point.

Under the Irish Takeover Rules, whenever James Hardie is in an “offer period” (which, broadly, means being subject to a takeover bid or having announced it has received an approach which may lead to a takeover bid) all dealings by the bidder, persons acting in concert with the bidder and holders of more than 1% of Irish SE’s voting capital must be publicly disclosed by 12 noon on the next business day.

Consequence of Exceeding Thresholds or Failing to Make Required Disclosures	The Supervisory Board may, subject to certain conditions, cause JHI SE to take the following actions with respect to the shares held by a shareholder that exceed the thresholds described above under “Disclosure of Substantial Holdings” for triggering mandatory takeover offers or in the event the shareholder fails to provide the information required in respect of substantial holdings:

(a) require the shareholder to dispose of all or part of such shares;

(b) disregard the exercise by such person of all or part of the voting rights arising from such shares; or

(c) suspend such person from the right to receive all or part of the dividends or other distributions arising from such shares.
As described under the heading “Summary of Irish SE Articles of Association — Thresholds for Which Shareholder Ownership Must be Disclosed” in Section 4.6.7, where a shareholder fails to make the required disclosure in relation to the 5% shareholding threshold or acquisition or disposition of Irish SE’s issued share capital thereafter that takes such person’s interest in Irish SE’s issued share capital through an integer of a percentage point, all rights associated with such shareholder’s shareholding become unenforceable and can only be reinstated by an order of the High Court of Ireland.

Any failure to comply with disclosure obligations in the Irish Takeover Rules will constitute a breach of the Irish Takeover Rules and may result in public censure by the Irish Takeover Panel.

	Article 49 of JHI SE	Irish Takeover Rules/
Key Differences	articles of association	Irish Company Law
Compulsory Acquisition of Shares Following a Takeover Bid	Under Dutch company law, in the event any person (or persons acting in concert) acquires 95% or more of JHI SE’s issued share capital in a takeover bid, such person or group may compel the acquisition of the remaining 5% of JHI SE’s shares.
Under Irish company law, in the event any person acquires 80% or more of Irish SE’s issued share capital in the context of a takeover bid, such person or persons may compel the acquisition of the remaining outstanding issued share capital which were not acquired during the period of the takeover bid.

In the event that the person who has acquired 80% of Irish SE’s issued share capital does not proceed with the compulsory acquisition of the remaining issued share capital, the holders of the remaining issued share capital have the right to compel such person to acquire their shareholdings on the same terms as the takeover bid.

4.7.4.  ASX Listing Rule Takeover Provisions

Under ASX Listing Rule 15.15, a listed company incorporated outside Australia may not include provisions in its constitutional documents relating to takeovers or substantial shareholdings (subject to certain exceptions for provisions required under the New Zealand Stock Exchange listing rules for companies listed in New Zealand). JHI SE currently has a waiver from this prohibition that enables the current Article 49 to be included in its articles on the basis that there are no takeover rules applicable to it in The Netherlands. This waiver will cease to apply to JHI SE if Stage 2 is approved and implemented as the Irish Takeover Rules then will apply. The general practice of the ASX is only to grant this waiver where no other takeover or substantial shareholder notification provisions are applicable.

5. REVENUE RULINGS

Based on requests for rulings submitted by us, the Dutch and Irish Revenue authorities have confirmed certain tax aspects of the Proposal and related matters. The rulings issued in response to our requests are based on specific circumstances applicable to us that we expect will exist in the future, including the manner in which Irish SE and certain of its subsidiaries will operate. Below is a summary of our ruling requests and the rulings issued in response.

5.1.  Dutch Ruling Request

A ruling request was submitted to the Dutch Revenue authorities to confirm, among other things, that, if the Proposal is implemented, for so long as Irish SE remains a tax resident of Ireland under The Netherlands/Ireland Treaty, we will no longer be subject to Dutch corporate income tax as a resident (except on Dutch source income that The Netherlands is permitted to tax under The Netherlands/Ireland Treaty), and that dividends paid by Irish SE will not be subject to Dutch withholding tax so long as Irish SE remains an Irish tax resident for the purposes of The Netherlands/Ireland Treaty.

The ruling request explained that we plan to transfer the management and control of our business from The Netherlands to Ireland and detailed those activities proposed to be undertaken to effect that transfer.

The request indicated that we will cease to perform activities in The Netherlands and we will undertake the activities of a holding company managed and controlled by the board of directors of Irish SE. The request stated that the board would hold meetings at least every three months, the majority of which in any one year would be held in Ireland, and at which a majority of the directors would be physically present in Ireland. No board meetings will be held in The Netherlands and no executive director of the Irish SE board will reside in The Netherlands. The request also stated that major strategic business decisions relating to James Hardie, as a whole, and most business decisions that relate to Irish SE, as a distinct entity, would be reserved for its board.

Based on these facts, the ruling request sought confirmation from the Dutch Revenue authorities that because Irish SE would be centrally managed and controlled in Ireland, it would not be a tax resident of The Netherlands for purposes of The Netherlands/Ireland Treaty. Therefore, Irish SE would not be liable for income tax in The Netherlands except to the extent the company earns Dutch source income that The Netherlands is permitted to tax under The Netherlands/Ireland Treaty. Further, dividends paid by Irish SE would not be subject to Dutch withholding tax.

Based on the facts set forth in the ruling request, the Dutch authorities have confirmed their view that, after the Proposal is implemented, among other things, Irish SE will not be considered a tax resident of The Netherlands for purposes of The Netherlands/Ireland Treaty from the date the Irish Revenue authorities treat Irish SE as an Irish tax resident under the treaty and for so long as the Irish Revenue authorities maintain that view. The ruling confirmed that after the Proposal is implemented, Irish SE will not be subject to corporate income tax in The Netherlands, except to the extent that it earns Dutch source income that The Netherlands is permitted to tax under The Netherlands/Ireland Treaty. The ruling also confirmed that dividends paid by Irish SE will not be subject to Dutch withholding tax during this same period.

5.2.  Irish Ruling Requests

5.2.1.  Irish SE is a tax resident of Ireland and an Investment Company

A ruling request was submitted to the Irish Revenue authorities seeking confirmation, among other things, that if the Proposal is implemented and Irish SE operates in the manner set forth in the ruling, Irish SE would be an Irish tax resident and an investment company for Irish tax law purposes.

Although Irish SE will have its registered office in Ireland, it will be considered a tax resident in Ireland only if it is centrally managed and controlled in Ireland. Under Irish tax law, it is generally understood that a company will be centrally managed and controlled where its board of directors makes the key strategic decisions of the company in Ireland. A company is considered an investment company under Irish law if its business consists wholly or mainly of the making of investments and the principal part of the company’s income is derived from the making of investments.

The ruling request submitted to the Irish authorities described the manner in which Irish SE would operate in order to be regarded as centrally managed and controlled in Ireland. The request stated that the board would hold meetings at least every three months, the majority of which in any one year would be held in Ireland, and at which a majority of the directors would be physically present in Ireland. The request also stated that major strategic business decisions relating to James Hardie, as a whole, and most business decisions that relate to Irish SE, as a distinct entity, would be reserved for the board. Based on these facts, the ruling request sought confirmation from the Irish authorities that Irish SE would be centrally managed and controlled in Ireland and, therefore, an Irish tax resident.

The ruling request also provided support for treating Irish SE as an investment company under Irish tax law. The request stated that Irish SE will act as the holding company for James Hardie, as a whole, and the board of directors of Irish SE will be involved in reviewing and making key investment decisions, including decisions relating to future acquisitions and dispositions of subsidiaries, dividend policy, and financing arrangements. The ruling request also stated that all of the income earned by Irish SE would be in the form of dividends or interest. Based on these points, the ruling request sought confirmation from the Irish authorities that because Irish SE’s business would consist wholly or mainly of the making of investments, and the company’s income would be principally derived from the making of investments, Irish SE would be regarded as an investment company under Irish tax law.

Based on the facts set forth in the ruling request, the Irish Revenue authorities have confirmed that Irish SE will be a tax resident in Ireland on the basis that it will be centrally managed and controlled in Ireland. The ruling also confirms that, based on the facts provided in the ruling request, Irish SE will be treated as an investment company under Irish tax law, which would enable Irish SE to deduct for Irish corporation tax purposes certain expenses related to, among other things, remuneration of directors and certain administrative expenses.

5.2.1.1.  JHIF Limited is an Irish tax resident and a trading company for Irish tax purposes

A ruling request was submitted to the Irish Revenue authorities seeking confirmation that if the transfer of the treasury and finance operation are implemented, JHIF Limited would be regarded as carrying on a trade of treasury operations in Ireland by reason of its intra-group financing and treasury activities in Ireland and would be considered a tax resident in Ireland because it will be centrally managed and controlled there.

A company that is considered to carry on a trade in Ireland is subject to tax in Ireland at the trading rate (currently 12.5%). The determination of whether a company is involved in a “trade” in Ireland is a fact specific inquiry that generally looks to whether the company’s activities are of the same kind and carried on in the same way as those ordinarily carried out in the line of business. Several factors may be considered in this analysis, including whether the activities are carried on with a view to making a profit, the frequency of such transactions, whether the company is actively managed and strategic decisions are made in Ireland, and whether the persons carrying on the activities have the requisite skill to carry out the activities. The determination of where a company is centrally managed and controlled is generally based on where the board of directors makes the key strategic decisions of the company.

The ruling request submitted to the Irish Revenue authorities explained that JHIF Limited would be formed as a new limited liability company under Irish law for the purpose of carrying out James Hardie’s finance and treasury operations and would acquire the entire loan portfolio of the Dutch subsidiary (i.e., JHIF BV) that carried on such functions. The ruling stated that JHIF Limited’s board of directors would exercise central management and control over the company and would hold the majority of its meetings in Ireland at which policy decisions affecting the company would be made. The ruling request also provided that the day-to-day activities of JHIF Limited would be conducted in Ireland by an Irish resident treasury manager and up to eight other experienced persons. The request stated that JHIF Limited would enter into a substantial number of transactions to manage the treasury function for James Hardie, including borrowing from third parties and lending to group companies as necessary to fund capital expenditures, managing James Hardie’s foreign exchange exposure, maximising rates of return on excess cash deposits, operating a cash pooling arrangement to enable surplus funds to be pooled at JHIF Limited, negotiating new debt facilities and inter-company loan agreements, and providing back-office services to other entities in James Hardie.

The ruling request sought confirmation that JHIF Limited will carry on a “trade” in Ireland based on the fact that JHIF Limited would (i) engage in a significant number of financing, treasury and back office services, (ii) negotiate and enter into new transactions, (iii) enter into all treasury transactions with group companies on an arm’s length basis, (iv) assume all risks and rewards in relation to its financing activities, (v) be managed and controlled by its board of directors and the majority of its meetings would be held in Ireland, and (vi) the board of directors would have the relevant expertise and related skills to manage and operate an intra-group financing and treasury business.

Based on the facts set forth in the ruling request, the Irish Revenue authorities have confirmed that the company “would be regarded as carrying on a trade of a treasury operations” in Ireland, so that the profits arising thereon will be subject to tax in Ireland at the trading rate (currently 12.5%). The ruling also confirmed that JHIF Limited will be regarded as tax resident in Ireland because it will be centrally managed and controlled in Ireland.

5.2.1.2.  JHT is an Irish tax resident and a trading company for Irish tax purposes

A ruling request was submitted to the Irish Revenue authorities requesting confirmation that if the intellectual property is transferred, JHT would be regarded as carrying on a trade of brand management operations (through its management of our intellectual property operations) in Ireland, and that the company would be a tax resident in Ireland because the company will be centrally managed and controlled in Ireland.

The determination of whether JHT will carry on a “trade” in Ireland is generally based on the nature and frequency of the specific activities carried on by the company. Similarly, the determination of where JHT is centrally managed and controlled is generally based on where the board of directors of JHT will make the key strategic decisions of the company.

The ruling request explained that JHT would be formed as a new Bermuda-incorporated company for the purpose of managing all of James Hardie’s intellectual property, a function that was carried on by JHIF BV. The request explained that JHT would directly and indirectly acquire legal title to all of James Hardie’s intellectual property, and would conduct all of the management functions with respect to James Hardie’s intellectual property. Further, the request stated that the day-to-day activities of JHT will be conducted by a new global intellectual property manager for James Hardie, who will be resident in Ireland, an employee of JHT, and will possess the requisite skills to manage James Hardie’s intellectual property and who will be supported by an appropriate number of employees with appropriate skills. The global intellectual property manager would be actively involved in negotiating renewed and new license agreements, monitoring that licensees are not in breach of license agreements, providing direction on all intellectual property filings worldwide, and providing oversight to the future intellectual property strategy of James Hardie. Based on these facts, the ruling request sought confirmation from the Irish authorities that JHT would be engaged in a “trade” in Ireland.

The ruling request stated that JHT’s board would exercise the central management and control of the company from Ireland. The board will have at least one Irish resident director, but all directors will have expertise regarding intellectual property. Board meetings would be held at least every three months, the majority of the meetings will be held in Ireland, and the board will make key strategic decisions affecting JHT at those meetings. Based on these facts, the ruling request sought confirmation from the Irish Revenue authorities that because it is centrally managed and controlled in Ireland, JHT is a tax resident of Ireland.

Based on the facts described in the ruling request, the Irish Revenue authorities have confirmed that JHT would be regarded as carrying on a trade of intellectual property management in Ireland and, as a result, the profits arising thereon will be subject to tax in Ireland at the trading rate (currently 12.5%). The ruling also confirmed that JHT will be regarded as a tax resident in Ireland because it will be centrally managed and controlled in Ireland.

5.2.1.3.	Irish stamp duty will not be due by reason of implementing the Proposal or on subsequent transfers of Irish SE securities on the ASX or NYSE

A ruling request was submitted to the Irish Revenue authorities requesting confirmation that if the Proposal is implemented, electronic transfers of Irish SE shares through the CHESS system (i.e., transfers of CUFS) and the ADR system would not be subject to Irish stamp duty. The ruling request explained that prior to implementation of the Proposal, our shares were traded electronically in Australia through the CHESS system and in the US through the ADR system, and that the Proposal would replicate this share structure in Irish SE. Therefore, after the Proposal is implemented, Irish SE shares would continue to be electronically transferred through the CHESS system and the ADR system.

The ruling request specifically sought confirmation from the Irish authorities that transfers of Irish SE shares through the ADR system would come within a specific exemption from stamp duty on transfers of ADSs contained in Ireland’s stamp duty legislation. The ruling request also reasons that Irish stamp duty is only imposed on the electronic transfer of securities if the electronic transfer takes place within a “relevant system.” The ruling request reasoned that, based on the wording of the stamp duty legislation and the relevant Irish company legislation, the only system that currently can be regarded as a “relevant system” is the CREST clearing system and electronic transfers through other clearing systems would not be within the charge to Irish stamp duty. As a result, the ruling request sought confirmation that electronic transfers of Irish SE shares through the CHESS system and the ADR system would not be subject to Irish stamp duty.

Although the Irish Revenue authorities did agree that the specific exemption for transfers of ADSs will apply they did not agree that CREST is the only system that can be regarded as a “relevant system.”

Nevertheless, in response to the ruling request, the Irish Revenue authorities have confirmed that electronic transfers of shares of Irish SE through the CHESS and ADR systems will be treated as exempt from stamp duty in Ireland.

6. ACCOUNTING TREATMENT

Under US GAAP, Stage 2 of the Proposal will have no impact on our consolidated financial statements.

7. MARKET PRICE AND DIVIDEND INFORMATION

The following table sets forth, for each of the periods indicated, the high and low trading prices of (i) our CUFS as reported by ASX and (ii) our ADSs as reported by the NYSE. Our financial year ends on March 31.

	JHI SE
	CUFS (ASX)		ADSs (NYSE)
	A$		US$
	High	Low	High	Low

Year Ended March 31, 2005	7.23	4.95	27.21	18.10
Year Ended March 31, 2006	9.81	5.49	36.36	21.54
Year Ended March 31, 2007	10.24	6.31	41.70	24.20
Year Ended March 31, 2008	9.65	5.34	40.50	23.00
First Quarter, 2008	9.65	8.13	40.50	33.30
Second Quarter, 2008	9.17	7.00	39.60	27.80
Third Quarter, 2008	7.57	6.02	34.34	25.18
Fourth Quarter, 2008	7.07	5.34	30.57	23.00
Year Ended March 31, 2009	7.04	2.89	31.55	9.38
First Quarter, 2009	7.04	4.13	31.55	20.15
Second Quarter, 2009	5.79	3.82	24.25	18.10
Third Quarter, 2009	5.49	3.20	22.53	10.65
Fourth Quarter, 2009	4.79	2.89	16.60	9.38
Year Ended March 31, 2010
First Quarter, 2010	5.15	3.86	18.99	14.95
Second Quarter, 2010	7.95	3.73	34.50	14.50
Third Quarter, 2010	8.59	6.73	39.91	30.67
Fourth Quarter, 2010	8.86	7.50	41.22	33.19
Month End
October 2009	8.32	6.86	37.12	30.67
November 2009	8.20	6.73	37.68	31.18
December 2009	8.59	7.82	39.91	34.67
January 2010	8.86	7.50	41.22	33.19
February 2010	8.15	7.27	35.58	31.90
March 2010	7.93	7.07	36.04	32.25

On April 21, 2010, the latest practicable date prior to the date of this Explanatory Memorandum, the reported closing market price of the securities was as follows:

•	Our CUFS on the ASX: A$7.25.

•	Our ADSs on the NYSE: US$33.25.

The following table sets forth, for each of the financial years indicated, the dividends paid on each of our CUFS and ADSs.

		James Hardie
	(US$ per CUFS)	(US$ per ADS)	(AU$ per CUFS)

2004	$0.05	$0.25	$0.0721
2005	$0.03	$0.15	$0.0434
2006	$0.10	$0.50	$0.1324
2007	$0.09	$0.45	$0.1181
2008	$0.27	$1.35	$0.3160
2009	$0.08	$0.40	$0.0836
2010 (through April 21, 2010)	—	—	—

8. MATERIAL TAX CONSIDERATIONS OF THE PROPOSAL

The purpose of this section is to describe the material Australian, US federal, Dutch, Irish and UK tax considerations for shareholders with general information in relation to taxation considerations arising from Stage 2 of the Proposal. The information set out in this section is for general information purposes only and is not intended to constitute a complete description of all tax consequences relating to the Proposal.

This section expresses general conclusions and is based on advice we received in respect of Australian, US federal, Dutch, Irish and UK income and corporation tax laws at the date of this Explanatory Memorandum. This section does not address all specific considerations under the tax laws of Australia, the US, The Netherlands, Ireland and the UK that may apply to certain taxpayers, including share traders, non-domiciles, entities or people holding our CUFS or ADSs on revenue account, persons who have (or are deemed to have) acquired our CUFS or ADSs in connection with an office or employment, banks, insurance companies, collective investment schemes and superannuation funds. This section does not address any taxation considerations arising under the laws of any jurisdiction other than Australia, the US federal, The Netherlands, Ireland and the UK. Any tax rates described in this section are subject to change.

8.1.  Australian Income Tax Consequences of Stage 2 of the Proposal

For the purposes of this section, an “Australian Shareholder” is an individual or corporate Australian tax resident holder of CUFS or shares in JHI SE that holds their CUFS or shares on capital account. References in this section to shares should also be read as a reference to CUFS in respect of such shares, unless otherwise stated.

The following section describes the material Australian income tax considerations of Stage 2 of the Proposal for JHI SE and Australian Shareholders and constitutes the opinion received by the company as of the date of this Explanatory Memorandum from PricewaterhouseCoopers LLP, our Australian tax advisor in connection with the Proposal. The opinion, which is subject to certain assumptions, limitations and qualifications, is attached as an exhibit to the registration statement of which this Explanatory Memorandum forms a part, and is incorporated herein by reference.

The comments are based on the law and understanding of the practice of the tax authorities in Australia as at the date of this Explanatory Memorandum. These are subject to change periodically as is their interpretation by the courts. No assurance can be given that the Australian Taxation Office would not assert, or that a court would not sustain, a position contrary to any of the tax aspects described below in Sections 8.1.1, 8.1.2.3, 8.1.2.4 and 8.1.2.5. As a result, our views set out below in such sections are subject to a degree of uncertainty. While we believe that the tax consequences set forth in Sections 8.1.1, 8.1.2.3, 8.1.2.4 and 8.1.2.5 are the likely outcome, there can be no assurance that the actual tax consequences will be as set forth in these sections.

This summary does not contain a detailed description of all tax consequence to all Australian Shareholders and should not be a substitute for advice from an appropriate professional adviser and all Australian Shareholders are strongly advised to obtain their own professional advice on the tax implications of Stage 2 of the Proposal based on their own specific circumstances. This summary only covers the Australian income tax consequences for Australian Shareholders that hold their shares on capital account. It does not address Australian Shareholders that hold their shares as trading stock or revenue assets.

8.1.1.  JHI SE Taxation on Stage 2

JHI SE, both prior to and following its transformation to Irish SE (in Stage 2), should not be subject to Australian income tax on its profits provided that it is not tax resident in Australia (e.g., it is not, prior to or following its transformation to Irish SE, carrying on business in Australia) and does not derive Australian sourced income.

8.1.2.  Australian Shareholder Taxation on Stage 2

8.1.2.1.  Class ruling from the Australian Taxation Office

We have received a final class ruling from the Australian Taxation Office in relation to the impact of the Proposal under the Australian capital gains tax provisions (which we refer to as the “Final Ruling”). A link to the Final Ruling is posted on the James Hardie website (www.jameshardie.com, select “James Hardie Investor Relations”).

8.1.2.2.  Capital gains tax consequences for Australian Shareholders of our transformation from JHI SE to Irish SE

The Final Ruling from the Australian Taxation Office states that our transformation to Irish SE will not result in a capital gain or a capital loss for Australian Shareholders under the Australian capital gains tax (which we refer to as CGT) provisions, as:

•	JHI SE is the same legal entity both before and after our transformation from JHI SE to Irish SE and Australian Shareholders will hold the same shares before and after the transformation; therefore, there is no disposal by Australian Shareholders of their shares in JHI SE;

•	the adoption of new constituent documents for Irish SE at the point of registration of Irish SE does not constitute a disposal or part disposal of the shares in JHI SE;

•	there is no actual or deemed cancellation or redemption of the shares held by our Australian Shareholders as a result of our transformation to Irish SE or the adoption of new constituent documents for Irish SE; and

•	Australian Shareholders will not receive any new shares in Irish SE or any other type of consideration as a result of our transformation to Irish SE, including as a result of the change in rights of the Australian Shareholders following the adoption of new constituent documents for Irish SE.

8.1.2.3.  Dividends and Distributions from us after our transformation to Irish SE

The Australian income tax treatment of dividends and distributions received by Australian Shareholders from Irish SE after Stage 2 of the Proposal is implemented should be the same as dividends and distributions received by such Australian Shareholders from us prior to the implementation of Stage 2 of the Proposal. That is, in general, an Australian Shareholder should include in assessable income, as dividend income, an amount equal to the gross value (inclusive of any Irish dividend withholding tax paid) of the Australian dollar value of any distributions paid or credited on such Australian Shareholder’s behalf by the Irish SE, to the extent that the distribution is paid out of profits.

However, the amount of tax that Irish SE may be required to withhold from the dividends and distributions paid to Australian Shareholders and remit to the Irish Revenue authorities may differ from the amount of tax that JHI SE was required to withhold and remit to the Dutch Revenue authorities (please refer to “Irish Tax Consequences of the Proposal” and “Dutch Tax Consequences of the Proposal” set out in Sections 8.4 and 8.3, respectively).

No Irish withholding tax will be imposed on dividends if the Australian Shareholder receiving the dividends has completed and filed a non-resident declaration form. Where Australian Shareholders fail to file the non-resident declaration form, Irish withholding tax on dividends or distributions will be suffered (please refer to “Tax on future dividends from Irish SE: non-Irish resident shareholders” set out in Section 8.4.2.1). As an Australian Shareholder will have an entitlement to a refund of the Irish withholding tax if appropriate forms are filed with the Irish tax authorities, an Australian Shareholder will not be able to reduce the Australian income tax payable on the dividends or distributions by the amount of the withholding tax deducted and remitted to the Irish Revenue authorities. We therefore recommend that the appropriate non-resident declaration form is completed by all Australian Shareholders and sent to Irish SE.

A distribution by the Irish SE which is not wholly paid out of profits may have capital gains tax implications, and an Australian Shareholder may be required to include in assessable income a proportion of that distribution as a capital gain, depending upon the individual circumstances of the Australian Shareholder.

8.1.2.4.  An Australian Shareholder’s disposition of shares in Irish SE

The Australian income tax implications associated with any capital gain or loss that Australian Shareholders make upon the disposal of their holding of shares in Irish SE after Stage 2 of the Proposal is implemented, should be the same as if Australian Shareholders disposed of their holding of shares in us disregarding our transformation. That is, in general, upon the disposal of shares in the Irish SE, an Australian Shareholder will recognise a capital gain or a capital loss, in an amount equal to the difference, if any, between the capital proceeds received upon the disposal and the cost base or the reduced cost base of the shares (this is usually the cost of those shares). Where

Australian Shareholders that are individuals have held their shares for at least 12 months prior to disposal, they may be eligible for the CGT discount which is 50% of any gain made. Any net capital gain is included in the assessable income of an Australian Shareholder and is subject to Australian income tax at the Australian Shareholders’ applicable tax rate. A net capital loss can only be offset against capital gains but may generally be carried forward to offset against capital gains derived in future income years.

8.1.2.5.  Controlled foreign company and foreign investment fund regimes

There are two Australian income tax regimes which can include undistributed profits of Irish SE and its foreign subsidiaries in the assessable income of Australian Shareholders. These regimes are the controlled foreign company (which we refer to as the “CFC”) and the foreign investment fund (which we refer to as the “FIF”) regimes.

The impact of these regimes should not change following Stage 2 of the Proposal being approved and implemented. Accordingly, if an Australian Shareholder, together with its associates, holds 10% or more of the shares in Irish SE, the application of the CFC regime to this holding should not alter.

Similarly, each of the shares in Irish SE should continue to represent an interest in a foreign company such that Irish SE will be a FIF for Australian income tax purposes. The FIF rules are complex and will need to be considered by each Australian Shareholder in light of their particular circumstances. However, we note that the classification of Irish SE on the ASX will be the same (i.e., “Materials” according to the General Industry Classification Standard (GICS)). Whilst Irish SE remains listed on the ASX (or another approved stock exchange such as the NYSE), and the relevant stock exchange designates Irish SE to be engaging in eligible activities (e.g., in the sector of “Materials” according to GICS) an exemption should apply to ensure that Australian Shareholders should not be required to include attributed FIF income in their Australian assessable income.

The Australian Board of Taxation is currently in the process of reviewing the CFC and FIF regimes and changes are expected to be implemented in the near future. These changes currently propose the repeal of the FIF regime and significant changes to the scope and application of the CFC regime. Once these changes have been finalised, we would recommend that Australian Shareholders obtain their own professional advice in respect of the new regimes.

8.2.  US Federal Income Tax Consequences of Stage 2 of the Proposal

The following discussion describes the material US federal income tax considerations of Stage 2 of the Proposal. The US federal income tax consequences to the company and its US Holders (defined below) on the specific issues discussed in Section 8.2.1 below are based upon an opinion received by the company as of the date of this Explanatory Memorandum from Skadden, Arps, Slate, Meagher & Flom LLP, our US tax counsel in connection with the Proposal. The opinion, which is attached as an exhibit to the registration statement of which this Explanatory Memorandum forms a part, is incorporated herein by this reference. The remainder of the following discussion (Sections 8.2.2 — 8.2.6) sets forth additional tax considerations in connection with Stage 2 of the Proposal. However, the actual tax consequences to any particular US Holder in respect of these matters will depend on such US Holder’s particular situation, and on the specific facts and circumstances applicable to such US Holder. Accordingly, our US tax counsel cannot provide opinions as to the actual tax consequences to any US Holder with respect to the tax matters discussed in these remaining sections. Our US tax counsel has provided an opinion to the company as of the date of this Explanatory Memorandum that these sections fairly summarize the general tax considerations, and this opinion is also attached as an exhibit to the registration statement. The following discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (which we refer to as the Code), current and proposed US Treasury regulations promulgated thereunder, judicial decisions and published positions of the US and other applicable authorities, including the US/Netherlands Treaty and US/Ireland Treaty, all as in effect as of the date of this Explanatory Memorandum, and each of which is subject to change or to differing interpretations (possibly with retroactive effect). No rulings have been or will be sought from the US IRS regarding any matter described in this Explanatory Memorandum. No assurance can be given that the US IRS would not assert, or that a court would not sustain, a position contrary to any of the tax aspects described below. This discussion does not contain a detailed description of all the US federal income tax consequences to a US Holder which depends on a US Holder’s particular circumstances and does not address the effects of state, local or non-US tax laws or any US federal tax laws other than US federal income tax laws. Further, this discussion considers only US Holders that will own our CUFS or ADSs as “capital assets” within the meaning of section 1221 of the Code (generally, assets held for investment purposes), and does not address the potential application of the alternative minimum tax or the US federal income tax consequences to US Holders that are subject to special treatment, including US Holders that:

•	are broker-dealers or insurance companies;

•	have elected mark-to-market accounting;

•	are tax-exempt organisations;

•	are banks, financial institutions or “financial services entities”;

•	hold our CUFS or ADSs as part of a straddle, “hedge” or “conversion transaction” with other investments;

•	own at any time directly, indirectly or by attribution our CUFS or ADSs having at least 10% of the voting power of our issued share capital;

•	are deemed to sell our CUFS or ADSs under the constructive sale provisions of the Code;

•	are subject to the alternative minimum tax;

•	hold our CUFS or ADSs in a tax-deferred account;

•	have a functional currency that is not the US dollar; or

•	are regulated investment companies or real estate investment trusts.

For purposes of this discussion, a “US Holder” for US federal income tax purposes is any beneficial owner of our CUFS or ADSs that is (i) a citizen or individual resident of the US, (ii) a corporation, or entity classified as a corporation for US federal income tax purposes, which is created or organised under the laws of the US or any political subdivision thereof, (iii) an estate the income of which is subject to regular US federal income taxation regardless of its source, or (iv) a trust if (A) a court within the US is able to exercise primary supervision over the administration of the trust and one or more US persons, as defined in Section 7701(a)(30) of the Code, have authority to control all substantial decisions of the trust, or (B) the trust has properly elected under applicable US Treasury regulations to be treated as a US person.

This discussion does not consider the tax treatment of persons who hold our CUFS or ADSs through a partnership. If a partnership, including for this purpose any entity classified as a partnership for US federal income tax purposes, is a holder of our CUFS or ADSs, the US federal income tax treatment of a partner in such partnership will generally depend upon the status of such partner and the activities of the partnership. US Holders that are partnerships and partners in such partnerships should consult their tax advisors to determine the US federal income tax consequences of acquiring, holding and disposing of our CUFS or ADSs.

US HOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE US FEDERAL, STATE, LOCAL AND NON-US INCOME AND OTHER TAX CONSEQUENCES THAT ARE GENERALLY APPLICABLE TO STAGE 2 OF THE PROPOSAL, AS WELL AS THE CONSEQUENCES OF THE TAX LAWS OF THE JURISDICTIONS OF WHICH THEY ARE CITIZENS, RESIDENTS OR DOMICILIARIES OR IN WHICH THEY CONDUCT BUSINESS.

8.2.1.  Taxation on Stage 2 of the Proposal to JHI SE and to US Holders of JHI SE

Upon implementation of Stage 2, we will move our corporate domicile to, and become a tax resident of, Ireland, and we will become Irish SE. Both before and after our transformation, we will continue to have the same assets and liabilities, rights and obligations. After Stage 2 of the Proposal, the holders of our CUFS or ADSs will continue to hold the same number of CUFS or ADSs in Irish SE as they hold in JHI SE.

Our transformation in Stage 2 of the Proposal to Irish SE will be treated for US federal income tax purposes as a “reorganisation” under section 368(a)(1)(F) of the Code as the transformation involves the mere change of our form or place of organisation. Consequently, neither the company nor any US Holder will recognise gain or loss for US federal income tax purposes as a result of our transformation and implementation of Stage 2 of the Proposal.

8.2.2.  Distributions from us after our Transformation to Irish SE in Stage 2

Subject to the discussion below with respect to passive foreign investment companies, a US Holder will be required to include in gross income as ordinary income an amount equal to the US dollar value of any distributions paid on our CUFS or ADSs on the date the distribution is received (based on the exchange rate on that date) to the extent the distribution is paid out of our current and/or accumulated earnings and profits as determined for US federal income tax purposes. A US Holder may be subject to US income tax on such dividend income at a rate lower than the general tax rate applicable to ordinary income. A distribution in excess of earnings and profits will be treated first as a nontaxable return of capital, reducing the US Holder’s basis in the CUFS or ADSs and, to the extent in excess of basis, will be treated as gain from the sale or exchange of the US Holder’s CUFS or ADSs.

No Irish withholding tax will be imposed on dividends if the US Holder receiving the dividends has completed and filed the non-resident declaration form. ADS holders may not be required to submit the non-resident declaration in order to receive dividends without deduction of Irish dividend withholding tax provided their registered address is in the US.

8.2.3.	Dividend, Interest, or Royalty Payments made by our Subsidiaries in the US to us or our Subsidiaries that are Irish Tax Residents after Stage 2

In general, the US will impose a 30% withholding tax on a dividend, interest, or royalty payment made by our US subsidiaries to us or our subsidiaries that are tax residents in Ireland. The 30% US withholding tax rate may be reduced under the US/Ireland Treaty if the Irish entity receiving the dividend, interest, or royalty payment is a tax resident of Ireland under the US/Ireland Treaty and meets certain other requirements set forth in the US/Ireland Treaty.

As discussed in “Irish Ruling Requests” in Section 5.2 and “Irish Tax Consequences of the Proposal” in Section 8.4, as a result of the Proposal and the transfer of intellectual property and finance and treasury, Irish SE and the intellectual property and financing subsidiaries will be subject to tax in Ireland and therefore should be considered Irish tax residents under the US/Ireland Treaty.

After Stage 2 of the Proposal is implemented, assuming our CUFS and ADSs continue to be quoted and publicly traded on the ASX and the NYSE, respectively, and assuming that we meet any necessary trading and the other requirements of the US/Ireland Treaty, Irish SE and each of the subsidiaries referred to above should each be entitled to benefits under the US/Ireland Treaty, including reduced withholding tax on the receipt of a dividend, interest or royalty payment made by our subsidiaries in the US.

Assuming we meet the trading and other requirements under the US/Ireland Treaty: a dividend paid by our subsidiaries in the US to us or our subsidiaries that are tax residents in Ireland should be subject to a 5% US withholding tax, provided the Irish tax resident entity receiving the dividend holds at least 10% of the stock of the US corporation paying the dividend; if the 10% ownership threshold is not met, the dividend will be subject to a 15% US withholding tax; and any interest or royalty payment made by our subsidiaries in the US to us or our subsidiaries that are Irish tax residents should be exempt from US withholding tax pursuant to the US/Ireland Treaty.

The US/Ireland Treaty is subject to change at any time through a renegotiation of its provisions, which may affect the US withholding rates and tax consequences of dividend, interest, or royalty payment made by our subsidiaries in the US.

8.2.4.  A US Holder’s disposition of CUFS, ADSs or Shares

Subject to the discussion below with respect to passive foreign investment companies, upon the sale, exchange or other disposition of our CUFS or ADSs, a US Holder will recognise capital gain or loss in an amount equal to the difference, if any, between the US Holder’s basis in the CUFS or ADSs, which usually is the US Holder’s cost of the security, and the amount realised on the disposition. Capital gains from the sale, exchange or other disposition of the

CUFS or ADSs shares held more than one year is long-term capital gain, and, in the case of a US Holder that is not a corporation, is eligible for a maximum 15% rate of taxation. Gain or loss recognised by a US Holder on a sale, exchange or other disposition of the CUFS or ADSs generally will be treated as US source income or loss for purposes of the US foreign tax credit limitations. The deductibility of a capital loss recognised on the sale, exchange or other disposition of an ordinary share is subject to limitations.

Capital gains from the sale, exchange or other disposition of the CUFS, ADSs or shares held more than one year is long-term capital gain, and, in the case of a US Holder that is not a corporation, is eligible for a maximum 15% rate of taxation under current law. The provision setting this 15% rate will sunset (unless extended) for tax years beginning after December 31, 2010 and increase to a 20% rate.

8.2.5.  Passive Foreign Investment Companies

If you are a US person who holds shares in a passive foreign investment company (which we refer to as a PFIC), certain, generally adverse, US federal income tax rules will apply to you. A foreign corporation will be considered a PFIC for any taxable year in which (i) 75% or more of its gross income is passive income, or (ii) 50% or more of the average value of its assets are considered “passive assets” (generally, assets that generate passive income). The determination of PFIC status is fundamentally factual in nature, depends on the application of complex U.S. federal income tax rules that are subject to differing interpretations, and generally cannot be determined until the close of the taxable year in question.

If a US person holds CUFS or ADSs in a PFIC, the US Holder could be subject to the additional US federal income taxes on gain recognised with respect to the disposition of the CUFS or ADSs, and on certain distributions treated as “excess distributions” as defined in Section 1291 of the Code (unless such US person elects to be taxed currently pursuant to a “mark-to-market” or “qualified electing fund” election). Generally, an excess distribution would occur in a taxable year when a US person receives a distribution from the PFIC that is greater than 125% of the average annual distributions received by such US Holder during the three preceding taxable years or, if shorter, during such US Holder ’s holding period in the CUFS or ADSs of the PFIC. Generally, a US Holder would be required to allocate any excess distribution or gain from the sale or other disposition of its CUFS or ADSs ratably over the US Holder’s holding period. Such amounts would be taxed at the highest applicable rate of tax on ordinary income and amounts allocated to prior taxable years would be subject to an interest charge at a rate applicable to underpayments of tax. Moreover, non-corporate US persons will not generally be eligible for reduced rates of taxation on any dividends from a PFIC in the taxable year in which such dividends are paid or in the prior tax year.

We believe that neither we nor our subsidiaries should be, for US federal income tax purposes, a PFIC, and we expect to operate in such a manner that neither we nor our subsidiaries at any point during or after implementation of the Proposal will become a PFIC. US Holders of our CUFS or ADSs should consult their own tax advisors regarding the effect of the PFIC rules to such holder, and the availability and effect of any election that may be available under the PFIC rules.

8.2.6.  Information Reporting and Backup Withholding

Payments of distributions on our CUFS or ADSs, or proceeds arising from the sale or other disposition of our CUFS or ADSs, to a US Holder (other than an exempt recipient, such as a corporation) made within the US or by a “US payor” or “US middleman” (as those terms are defined in applicable US Treasury regulations) generally will be subject to information reporting. Such payments generally will also be subject to backup withholding tax (currently imposed at a rate of 28%) if such US Holder fails to timely furnish a correct taxpayer identification number on US IRS Form W-9 or otherwise fails to comply with, or establish an exemption from, such backup withholding tax requirements. In addition to being subject to backup withholding tax, if a US Holder does not provide us (or our transfer agent) with the holder’s correct taxpayer identification number or other required information, the holder may be subject to penalties imposed by the US IRS. A US Holder may be allowed a refund or a credit equal to any amounts withheld under the US backup withholding tax rules against such US Holder’s US federal income tax liability, provided the US Holder timely furnishes the required information to the US IRS.

Non-U.S. Holders of our CUFS or ADSs may, in certain circumstances, be subject to information reporting and backup withholding on payments of distributions on, or proceeds arising from the sale or other disposition of, our

CUFS or ADSs. Non-U.S. holders should consult their own tax advisors regarding the application of such provisions, the availability of exemptions, and the procedure for obtaining an exemption, if available, as applicable to their particular situations.

8.3.  Dutch Tax Consequences of Stage 2 of the Proposal

For the purposes of this section, a “Dutch tax resident shareholder” is an individual or corporate Dutch tax resident holder of CUFS or ADSs on capital account. References in this section to shares should also be read as a reference to CUFS or ADSs in respect of such shares, unless otherwise stated.

The following discussion describes the material Dutch income tax considerations of Stage 2 of the Proposal, and is based on the law and understanding of the practice of the tax authorities in The Netherlands as of the date of this Explanatory Memorandum. These are subject to change periodically as is their interpretation by the courts. No assurance can be given that the Dutch Revenue authorities would not assert, or that a court would not sustain a position contrary to any of the tax aspects described below. This discussion does not contain a detailed description of all tax consequence to all shareholders (whether Dutch tax resident or not), which depend on that shareholder’s particular circumstances, and should not be a substitute for advice from an appropriate professional adviser and all Dutch tax resident shareholders and non-Dutch resident shareholders are strongly advised to obtain their own professional advice on the Dutch tax consequences of Stage 2 of the Proposal based on their own specific circumstances.

The Dutch tax consequences for JHI SE and for its non-Dutch tax resident shareholders on the specific issues discussed in Sections 8.3.1 through 8.3.2.4 below constitutes the opinion received by JHI SE as of the date of this Explanatory Memorandum from PricewaterhouseCoopers Belastingadviseurs NV, our Dutch tax counsel in connection with the Proposal. The opinion, which is subject to certain assumptions, limitations and qualifications, is attached as an exhibit to the registration statement of which this Explanatory Memorandum forms a part and is incorporated herein by this reference.

The remainder of the following discussion, Sections 8.3.2.1, 8.3.2.2, 8.3.2.3, 8.3.2.4, 8.3.2.5 and 8.3.3 set forth additional tax considerations applicable to Stage 2 of the Proposal. However, the actual Dutch tax consequences discussed in these sections will depend on the specific facts and circumstances applicable to the Dutch tax resident holders or the company. Accordingly, our Dutch tax counsel cannot provide opinions as to the actual tax consequences on the tax matters discussed in these sections. Our Dutch tax counsel has provided an opinion that these sections fairly summarize the relevant Dutch tax law. The latter opinion, which is subject to certain assumptions, limitations and qualifications, is also attached as an exhibit to the registration statement of which this Explanatory Memorandum forms a part and is incorporated herein by this reference.

8.3.1.  JHI SE Taxation

The transfer of our corporate domicile from The Netherlands to Ireland is not a taxable event for Dutch dividend withholding tax purposes. The Dutch Revenue authorities have confirmed this statement in a private letter ruling.

After Stage 2 of the Proposal is implemented, among other things, Irish SE will no longer be considered tax resident of The Netherlands for purposes of The Netherlands/Ireland Treaty from the date the Irish Revenue authorities treat the company as Irish tax resident under the treaty, and for so long as the Irish Revenue authorities maintain that view.

We will incur an exit charge on leaving The Netherlands and be taxed on the excess of the market value of our assets over their tax book value except where investments in direct subsidiaries qualify for the participation exemption.

After Stage 2 of the Proposal is implemented, and so long as Irish SE remains a tax resident of Ireland under The Netherlands/Ireland Treaty, dividends paid by Irish SE will not be subject to Dutch withholding tax. Also, after Stage 2 of the Proposal is implemented, Irish SE will not be subject to corporate income tax in The Netherlands, except to the extent that the company earns Dutch source income that The Netherlands is permitted to tax under The Netherlands/Ireland Treaty.

8.3.2.  Dutch Shareholder Taxation

8.3.2.1.  Dutch tax on future distributions: non-Dutch resident shareholders

Following our transformation into Irish SE, Dutch dividend withholding tax will no longer have to be withheld from our dividend distributions from the date the Irish Revenue authorities treat us as a tax resident of Ireland and for so long as we are and remain tax resident in Ireland.

8.3.2.2.  Dutch tax on future distributions: Dutch resident shareholders

After we transform into Irish SE, we will be tax resident in Ireland under The Netherlands/Ireland Treaty and Dutch dividend withholding tax will no longer have to be withheld from dividend distributions made after the Proposal is implemented and from the date the Irish Revenue authorities treat us as a tax resident of Ireland and for so long as we are and remain tax resident in Ireland for the purposes of The Netherlands/Ireland Treaty. The Dutch Revenue authorities have confirmed this in a private letter ruling.

8.3.2.3.  The transfer of JHI SE to Ireland: non-Dutch resident individual and corporate shareholders

The transfer of our tax residence from The Netherlands to Ireland is a taxable event for non-corporate shareholders who have both (a) a substantial interest and (b) who are resident of countries other than The Netherlands. For all other non-corporate shareholders and for all corporate shareholders the transfer of the tax residence of JHI SE from The Netherlands to Ireland is not a taxable event for Dutch tax purposes. Someone has a substantial interest if he or she, together with his or her partner or close relative, directly or indirectly:

•	owns 5% or more of the issued capital of a company;

•	has rights to acquire directly or indirectly 5% or more of the issued capital of a company;

•	has profit shares that confer the right to receive 5% or more of the annual profits of a company or has rights to receive 5% or more of the liquidation distribution in the event of the liquidation of a company; or

•	is entitled to cast 5% or more of the votes in the general meeting of shareholders.

A shareholder with a substantial interest will be subject to tax only if his or her interest does not form part of the business assets of his or her business. Shareholders with a substantial interest who are residents of countries with which The Netherlands has concluded a double tax treaty, will not be subject to substantial interest tax, provided that the tax treaty allocates the right to tax capital gains arising from shares to the country of which they are a resident. For shareholders who are residents of the US, that condition is met, i.e., they will not be subject to this tax, unless they are US resident individuals who were tax resident in The Netherlands at any time in the previous five years and who, at the time of our (the company’s) transfer of residence, alone or together with related individuals, own a 25% or greater interest in us. For shareholders who are residents of Australia, however, that condition is not met, i.e., Australian resident non-corporate shareholders with a substantial interest will therefore in principle be subject to Dutch substantial interest tax. For shareholders who are residents of the UK, The Netherlands/UK tax treaty currently in force allocates the exclusive taxing right of capital gains arising on the disposal of shares to the country in which the shareholder resides, which means that UK resident non-corporate shareholders with a substantial interest should in principle not be subject to Dutch substantial interest tax. However, the treaty provides an exception to this where the person was resident in The Netherlands at any time during the five years immediately preceding the disposal.

A new tax treaty has been signed between the UK and The Netherlands that is not yet in force and that is not expected to come into force until 2011. Under the new treaty, non-corporate shareholders with a substantial interest resident in the UK may be subject to Dutch substantial interest tax if they were residents of The Netherlands at any time in the previous six tax years. This time window is extended to ten years with respect to shareholders with a 20% or greater interest.

It should be noted that non-corporate shareholders with a substantial interest are already subject to this substantial interest tax in the event of a disposal of their interest if they are not resident in a country where they are protected by a tax treaty. The tax is triggered when the substantial interest is disposed of and is levied at a flat rate of 25% on the difference between the aggregate purchase price and the consideration received.

As set out above, the transfer of our tax residence from The Netherlands to Ireland when we transform into Irish SE triggers this substantial interest tax if the relevant conditions of Dutch domestic tax law are met and the relevant shareholders are not protected by a tax treaty that allocates the right to tax capital gains arising from shares to the country of which they are a resident. The tax is levied in the form of a provisional assessment amounting to 25% on the difference between the market value of the shares at the time of migration from The Netherlands and their aggregate purchase price. Upon written request this assessment is deferred for 10 years. If the shareholder is an EU resident the deferral is automatic. Generally, the tax becomes payable — without interest — only if the shares are actually disposed of within these 10 years.

8.3.2.4.	Distributions and capital gains after our transfer to Ireland: non-Dutch resident individual and corporate shareholders

Distributions after our transformation into Irish SE are exempt from Dutch tax unless:

(i) such distribution is attributable to a business or part thereof which is carried on through a permanent establishment or a permanent representative in The Netherlands; or

(ii) the distribution is made to an individual and qualifies as income from miscellaneous activities (belastbaar resultaat uit overage werkzaamheden) in The Netherlands as defined in the Dutch Income Tax Act 2001.

In cases where such a tax liability arises, individual shareholders shall be subject to Dutch income tax at progressive rates up to 52%; corporate shareholders shall be subject to corporate income tax at a maximum rate of 25.5%. In case such corporate shareholder owns 5% or more of our paid-up capital then such distribution may be exempt under the Dutch participation regime.

Capital gains arising from the transfer of shares in us after our transformation into Irish SE are exempt from Dutch tax unless:

(i) the capital gain is attributable to a business or part thereof which is carried on through a permanent establishment or a permanent representative in The Netherlands;

(ii) the capital gain is made by an individual and qualifies as income from miscellaneous activities (belastbaar resultaat uit overage werkzaamheden) in The Netherlands as defined in the Dutch Income Tax Act of 2001; or

(iii) the shareholder is an individual who has a substantial interest in Irish SE at any time in the 10 years following our transfer to Ireland and if that shareholder is not protected by a tax treaty that allocates the right to tax the capital gain to the country of which that shareholder is a resident.

In cases where such tax liability under (i) and (ii) above arises, individual shareholders shall be subject to Dutch income tax at progressive rates up to 52%; corporate shareholders shall be subject to corporate income tax at a maximum rate of 25.5%. In case such corporate shareholder owns 5% or more of our paid-up capital then such capital gain may be exempt under the Dutch participation regime. In cases where a tax liability under (iii) arises, the substantial shareholder shall be subject to Dutch income tax at a rate of 25%.

The substantial interest rules are complex and substantial shareholders are strongly advised to consult their own tax counsel.

8.3.2.5.	The transfer of JHI SE to Ireland: Dutch resident individual and corporate shareholders

When we transform into Irish SE and our tax residence moves from The Netherlands to Ireland, the tax consequences for Dutch resident shareholders are as follows:

•	Individual shareholders with an interest of less than 5% are taxed on their shares as Box 3 income in their income tax return. Such assets are deemed to produce an annual yield of 4% which is taxable at a flat rate of

30%. Our transformation into Irish SE should not have any tax consequences on those shareholders and their Box 3 income is calculated and reported as normal in their income tax returns.

•	Individual shareholders with an interest of 5% or more are considered “shareholders with a substantial interest”; they are taxable at 25% on dividends and capital gains arising from their substantial interest. Our transformation into Irish SE should not be deemed a disposal and therefore should not trigger the substantial interest tax so long as the individual shareholder with a substantial interest remains a resident of The Netherlands and does not dispose of his or her interest. If an individual shareholder with a substantial interest migrates from The Netherlands, then the Dutch Revenue authorities may provisionally assess the deemed capital gain arising on the individual’s substantial interest. The provisional assessment is calculated as being 25% of the difference between the market value at the time of migration from The Netherlands and their aggregate purchase price of the shares. Upon written request by the shareholders, this assessment is deferred for 10 years. If the shareholder is migrating to another EU country the deferral is automatic. Generally, the tax becomes payable only if the shares are actually disposed of within these 10 years. The Netherlands’ right to tax may be limited by double tax treaties entered into between The Netherlands and the country to which the substantial shareholder migrates.

•	Corporate shareholders that are resident in The Netherlands are subject to tax on dividends, gains and any other income arising from their shareholding. If they have a substantial interest (being 5% or more of our nominal paid-up shares), then dividends and gains arising on a disposal of our shares may be exempt under the Dutch participation exemption regime. Our transformation into Irish SE should in principle not result in tax consequences for corporate shareholders, unless the corporate shareholders dispose of their shares at the same time and their gains are not exempt under the participation exemption.

Where Dutch resident shareholders migrate from The Netherlands this may have tax consequences which may be mitigated by relevant double tax treaties.

This is a complex area and Dutch resident shareholders are strongly advised to consult their own tax counsel.

8.3.3.  Participation exemption

The exit charge on leaving the Netherlands (refer 8.3.1 above) does not apply if and to the extent the investments in our direct subsidiaries qualify for the participation exemption. We believe that our investments in our direct subsidiaries should qualify for the participation exemption. This conclusion can be based on two separate lines of reasoning that each lead to the same conclusion. The first line of reasoning is based on the understanding that the investments in subsidiary companies held by JHI SE represent the operating companies of the group and that their aggregate assets consist of more than 50% of qualifying assets (i.e., non-passive assets) such as machinery and equipment, inventory, trade receivables and unrecorded goodwill. Based on that understanding the participation exemption applies to the transaction. The second line of reasoning is that the US, Australian and New Zealand profits are subject to tax at a rate far in excess of 10%. Based on that understanding the participation exemption equally applies.

8.4.  Irish Tax Consequences of Stage 2 of the Proposal

For purposes of this section an “Irish tax resident shareholder” is an individual or corporate Irish tax resident holder of CUFS or ADSs on capital account. References in this section to shares should also be read as a reference to CUFS or ADSs in respect of such shares, unless otherwise stated.

The following section describes the material Irish tax considerations of Stage 2 of the Proposal for JHI SE, Irish tax resident shareholders, and non-Irish tax resident shareholders at the date of this Explanatory Memorandum. These are subject to change periodically as is their interpretation by the courts. No assurance can be given that the Irish Revenue authorities would not assert, or that a court would not sustain a position contrary to any of the tax aspects described below. This summary does not contain a detailed description of all Irish tax consequence to all shareholders (whether Irish tax resident or not), which depend on that shareholder’s particular circumstances, and should not be a substitute for advice from an appropriate professional adviser and all Irish tax resident shareholders and non-Irish tax resident shareholders are strongly advised to obtain their own professional advice on the tax implications of Stage 2 of the Proposal based on their own specific circumstances.

The Irish tax considerations for Irish SE and for its Irish tax resident and non-Irish tax resident shareholders are outlined below. However, the actual Irish tax consequences discussed in these sections will depend on the specific facts and circumstances applicable to the Irish tax resident, non-Irish tax resident holders or the company. Accordingly, our Irish tax advisers cannot provide opinions as to the actual tax consequences on the tax matters discussed in these sections. Our Irish tax advisers have provided an opinion that these sections fairly summarize the relevant Irish tax law. That opinion, which is subject to certain assumptions, limitations and qualifications, is attached as an exhibit to the registration statement of which this Explanatory Memorandum forms a part, and is incorporated herein by this reference.

8.4.1.  Irish SE Taxation on Stage 2

Stage 2 of the Proposal involves JHI SE moving its corporate domicile to, and becoming tax resident of, Ireland. We have received a ruling from the Irish Revenue authorities with respect to certain tax aspects of the Proposal. See “Irish Ruling Requests” in Section 5.2.

8.4.1.1.  Irish stamp duty consequences of our transformation to Irish SE

Our transformation to Irish SE will involve no change to the underlying legal entity. Consequently, no Irish stamp duty will arise on the movement of our corporate domicile from The Netherlands to Ireland.

8.4.1.2.  Irish capital gains tax consequences for our shareholders on our transformation to Irish SE

Upon implementation of Stage 2 of the Proposal, we will move our registered office from The Netherlands to Ireland and will transform to Irish SE. Our transformation to Irish SE does not affect the company’s identity or continuity as a legal person, and it remains with the same assets and liabilities, rights and obligations following the transfer of its corporate domicile to Ireland. Furthermore, our transformation to Irish SE does not involve a change in our legal personality and will not involve any actual or deemed redemption or cancellation of our shares or the issue of any new shares or securities to the our shareholders, nor will our shareholders receive any consideration in respect of this transformation. As described in “Summary of Key Corporate Law Differences Between JHI SE and Irish SE” in Section 4.5, to allow our transformation to Irish SE, Irish SE will adopt a form of memorandum and articles of association that comply with Irish company law and the SE Regulation and this adoption will impact the rights of our shareholders.

Our transformation to Irish SE will not result in a capital gain or capital loss for our shareholders under the Irish capital gains tax legislation, as there will be no disposal of shares provided:

•	we are the same legal entity both before and after our transformation to Irish SE and our shareholders will hold the same shares of similar value before and after the transformation;

•	the adoption of new constituent documents for Irish SE at the point of registration of Irish SE does not constitute a disposal or part disposal of the shares in JHI SE;

•	there is no actual or deemed cancellation or redemption of the shares held by our shareholders as a result of our transformation to Irish SE or the adoption of new constituent documents for Irish SE; and

•	our shareholders will not receive any new shares in Irish SE or any other type of consideration as a result of our transformation to Irish SE, including as a result of the change in rights of our shareholders following adoption of new constituent documents for Irish SE.

8.4.2.  Irish SE Shareholders Taxation

8.4.2.1.  Tax on future dividends from Irish SE: non-Irish resident shareholders

Distributions made by Irish SE to non-Irish resident shareholders will, subject to certain exceptions, be subject to Irish dividend withholding tax at the standard rate of income tax (currently 20%) unless you are a shareholder who falls within one of the categories of exempt shareholders referred to below. No dividend withholding tax will apply where the non-Irish resident shareholder files the non-resident declaration form and qualifies for an exemption, as set forth below. Where dividend withholding tax applies, Irish SE will be responsible for withholding the dividend withholding tax at source. For dividend withholding tax purposes, a dividend includes any distribution made by Irish SE to its shareholders, including cash dividends, non-cash dividends and additional shares taken in lieu of a cash dividend.

Dividend withholding tax is not payable where an exemption applies provided that we have received all necessary documentation required by the relevant legislation from our shareholder prior to payment of the dividend.

Certain of our non-Irish tax resident shareholders (both individual and corporate) are also entitled to an exemption from dividend withholding tax. In particular, a non-Irish tax resident shareholder is not subject to dividend withholding tax on dividends received from Irish SE if you are:

•	an individual shareholder resident for tax purposes in either a member state of the EU (apart from Ireland) or in a country with which Ireland has a double tax treaty, and the individual is neither resident nor ordinarily resident in Ireland;

•	a corporate shareholder not resident for tax purposes in Ireland nor ultimately controlled, directly or indirectly, by persons so resident and which is resident for tax purposes in either a member state of the EU (apart from Ireland) or a country with which Ireland has a double tax treaty;

•	a corporate shareholder that is not resident for tax purposes in Ireland and which is ultimately controlled, directly or indirectly, by persons resident in either a member state of the EU (apart from Ireland) or in a country with which Ireland has a double tax treaty;

•	a corporate shareholder that is not resident for tax purposes in Ireland and whose principal class of shares (or those of its 75% parent) is substantially and regularly traded on a recognised stock exchange in either a member state of the EU (including Ireland where the company trades only on the Irish stock exchange) or in a country with which Ireland has a double tax treaty or on an exchange approved by the Irish Minister for Finance; or

•	a corporate shareholder that is not resident for tax purposes in Ireland and is wholly-owned, directly or indirectly, by two or more companies the principal class of shares of each of which is substantially and regularly traded on a recognised stock exchange in either a member state of the EU (including Ireland where the company trades only on the Irish stock exchange) or in a country with which Ireland has a double tax treaty or on an exchange approved by the Irish Minister for Finance, and provided that, in all cases noted above, you have made the appropriate non-resident declaration to Irish SE prior to payment of the dividend. Those of you who currently hold ADSs may not be required to submit an appropriate declaration in order to receive dividends without deduction of Irish dividend withholding tax provided your registered address is in the US.

Non-resident shareholders who are entitled to an exemption, as outlined above, and held their shares on June 23, 2009, will generally be able to receive dividends without any dividend withholding tax (without the need to complete the aforementioned non-resident declaration forms) for a period of one year from the date on which Stage 2 of the Proposal is implemented. Shareholders who acquire their shares after that date will not be entitled to this one year grace period and will be subject to no-resident declaration procedures described below.

After this one year period, shareholders who reside in an EU member country other than Ireland or in a country with which Ireland has a double tax treaty must complete and send to Irish SE a non-resident declaration form in order to have no Irish dividend withholding tax. If the appropriate declaration is not made, these shareholders will be liable for Irish dividend withholding tax of 20% on dividends paid by Irish SE and may not be entitled to offset this tax. In this case, it would be necessary for shareholders to apply for a refund of the withholding tax directly from the Irish Revenue authorities.

We therefore recommend that the appropriate declaration is made by all shareholders who do not reside in Ireland. The appropriate declaration forms are available from our website, www.jameshardie.com, select James Hardie Investor Relations.

8.4.2.2.  Tax on future dividends from Irish SE: Irish resident shareholders

Certain categories of Irish tax resident shareholders are entitled to an exemption from dividend withholding tax, including Irish tax resident companies.

Irish tax resident or ordinary resident shareholders may be subject to tax and/or levies on dividends received from Irish SE. An individual will be regarded as ordinarily resident in Ireland if he/she is tax resident in Ireland for each of the previous three consecutive tax years. An individual will remain ordinarily resident until he/she has three consecutive years of non-residence (i.e., he/she will be non ordinarily resident from the fourth year).

8.4.2.3.  Tax on future disposal of Irish SE Shares: Non-Irish resident shareholders

Shareholders who are not Irish tax resident, or in the case of individuals, are not tax resident and not ordinarily resident for tax purposes in Ireland will not be liable for Irish tax on chargeable gains realised on a subsequent disposal of Irish SE’s shares unless such shares are used, held or acquired for the purposes of a trade, profession or vocation carried on in Ireland through a branch or an agency. Such shareholders may be subject to foreign taxation on any gain under the local law of the jurisdiction of their residence. An individual who is temporarily a non-resident of Ireland at the time of the disposal may, under anti-avoidance legislation, still be liable to Irish taxation on any chargeable gains realised (subject to the availability of exemptions or reliefs).

8.4.2.4.  Tax on future disposal of Irish SE Shares: Irish resident shareholders

A disposal of Irish SE’s shares by shareholders who are resident or ordinarily resident in Ireland may, subject to availability of exemptions and reliefs, give rise to a chargeable gain or allowable loss for the purpose of Irish capital gains tax.

8.4.2.5.  Irish stamp duty on future transfers of Irish SE shares

We have obtained a ruling from the Irish Revenue authorities confirming that any electronic transfers of shares by you through the CHESS or the ADR system will be treated as exempt from stamp duty in Ireland. If you undertake an off-market transaction involving a transfer of the underlying shares, this will be subject to Irish stamp duty at a rate of 1% of market value or consideration paid, whichever is greater and will not be able to be registered until duly stamped. An off-market transfer of CUFS will also, where evidenced in writing, be subject to the 1% Irish stamp duty. In addition a conversion of shares into CUFS or ADSs or a conversion of CUFS or ADSs into underlying shares will be liable to 1% Irish stamp duty where the conversion is on a sale or in contemplation of a sale. In each case, payment of this stamp duty will be the responsibility of the person receiving the transfer.

8.5.  UK Tax Consequences of Stage 2 of the Proposal

For the purposes of this section, a “UK tax resident shareholder” in JHI SE is an individual or corporate UK tax resident holder of CUFS or ADSs (who holds their CUFS or ADSs on capital account). References in this section to shares should also be read as a reference to CUFS or ADSs in respect of such shares, unless otherwise stated.

The following section sets forth the material UK income tax considerations of Stage 2 of the Proposal for JHI SE and UK tax resident shareholders. The comments are based on the law and understanding of the practice of the tax authorities in the UK as at the date of this Explanatory Memorandum. These are subject to change periodically as is their interpretation by the courts. No assurance can be given that Her Majesty’s Revenue & Customs (which we refer to as the HMRC) would not assert, or that a court would not sustain a position contrary to any of the tax aspects set forth below. This summary does not contain a detailed description of all tax consequence to all UK tax resident shareholders and should not be a substitute for advice from an appropriate professional adviser and all UK tax resident shareholders are strongly advised to obtain their own professional advice on the tax implications of Stage 2 of the Proposal based on their own specific circumstances. It is based on current UK legislation and an understanding of current HMRC published practice as at the date of this Explanatory Memorandum.

Except where express reference is made to the position of non-UK residents, this summary applies only to JHI SE shareholders who are resident and, if individuals, ordinarily resident and domiciled in the UK for tax purposes. The summary relates only to such JHI SE shareholders who hold their JHI SE shares directly as an investment (other than under an individual savings account) and who are absolute beneficial owners of those JHI SE shares. These paragraphs do not deal with certain types of shareholders, for example persons holding or acquiring JHI SE shares in the course of trade or by reason of their, or another’s, employment, collective investment schemes and insurance companies.

No rulings have been or will be sought from HMRC regarding any matter described in this Explanatory Memorandum.

The UK corporate tax consequences for JHI SE on the specific issues discussed in Sections 8.5.1 below constitutes the opinion received by JHI SE as of the date of this Explanatory Memorandum from PricewaterhouseCoopers LLP in the UK, our UK tax adviser in connection with the Proposal. The opinion, which is subject to certain assumptions, limitations and qualifications, is attached as an exhibit to the registration statement of which this Explanatory Memorandum forms a part, is incorporated herein by this reference.

The remainder of the following discussion, Sections 8.5.2, 8.5.3 and 8.5.4 set forth additional tax considerations applicable to Stage 2 of the Proposal. However, the actual UK tax consequences discussed in these sections will depend on the specific facts and circumstances applicable to the UK tax resident, non-UK tax resident holders or the company. Accordingly, our UK tax advisers cannot provide opinions as to the actual tax consequences on the tax matters discussed in these sections. Our UK tax adviser has provided an opinion that these sections fairly summarize in, what they consider to be, all material respects, the relevant UK tax law. The latter opinion, which is subject to certain assumptions, limitations and qualifications, is also attached as an exhibit to the registration statement of which this Explanatory Memorandum forms a part and is incorporated herein by this reference.

8.5.1.  JHI SE Taxation

Both prior to and following our transformation to Irish SE, we will not be subject to UK corporation tax on our profits provided that we are not tax resident in the UK and are not, prior to or following our transformation to Irish SE, carrying on a trade in the UK through a permanent establishment, and are not subject to UK controlled foreign company legislation as a result of previously having been resident in the UK.

8.5.2.  UK Shareholder Taxation

8.5.2.1.  Capital gains consequences for UK tax resident shareholders of our transformation to Irish SE

Upon implementation of Stage 2 of the Proposal, we will move our registered office from The Netherlands to Ireland and will transform to Irish SE. As previously set forth, our transformation to Irish SE does not affect the company’s identity or continuity as a legal person, and it remains with the same assets and liabilities, rights and obligations following the transfer of its corporate domicile to Ireland. Furthermore, our transformation to Irish SE does not involve a change in our legal personality and will not involve any actual or deemed redemption or cancellation of our shares or the issue of any new shares or securities to the UK tax resident shareholders, nor will UK tax resident shareholders receive any consideration in respect of this transformation.

As described in “Summary of Key Corporate Law Differences Between JHI SE and Irish SE” in Section 4.5, to allow our transformation to Irish SE, Irish SE will adopt a form of memorandum and articles of association that comply with Irish company law and the SE Regulation and this adoption will impact the rights of the UK tax resident shareholders.

Our transformation to Irish SE will not result in a capital gain or capital loss for UK tax resident shareholders under the UK capital gains legislation, as there will be no disposal of shares provided:

•	We are the same legal entity both before and after our transformation to Irish SE and UK tax resident shareholders will hold the same shares of similar value before and after the transformation;

•	the adoption of new constituent documents for Irish SE at the point of registration of Irish SE does not constitute a disposal or part disposal of the shares in JHI SE;

•	there is no actual or deemed cancellation or redemption of the shares held by our UK tax resident shareholders as a result of our transformation to Irish SE or the adoption of new constituent documents for Irish SE; and

•	UK tax resident shareholders will not receive any new shares in Irish SE or any other type of consideration as a result of our transformation to Irish SE, including as a result of the change in rights of the UK tax resident shareholders following adoption of new constituent documents for Irish SE.

8.5.3.  Tax on Future Dividends and Distributions From Irish SE

8.5.3.1.  Individuals

For dividends received before April 6, 2010, an Irish SE shareholder who is resident and ordinarily resident in the UK for tax purposes and UK domiciled will generally be subject to UK income tax at the rate of 10% in the case of basic rate tax payers and 32.5% in the case of higher rate tax payers. For dividends received on or after April 6, 2010, the same income tax rates will generally apply except that a UK resident and domiciled shareholder with taxable income in excess of £150,000 in the tax year will generally be subject to UK income tax at a rate of 42.5%. This assumes that the remittance basis of taxation is not claimed and is based on the gross amount of any dividends paid by Irish SE before deduction of Irish tax withheld (if any). UK resident, ordinarily resident and domiciled Irish SE shareholders may be able to apply for an exemption from withholding taxes under Irish domestic law or the UK-Ireland double tax treaty and Irish SE shareholders are referred generally to “Irish Tax consequences of the Proposal” in Section 8.4 for a description of the Irish consequences of the payment of dividends by Irish SE. No Irish withholding tax will be imposed on dividends if the UK tax resident shareholder receiving the dividends has completed and filed the non-resident declaration form.

HMRC will generally give credit for Irish dividend withholding tax withheld from the payment of a dividend (if any) and not recoverable from the Irish tax authorities against the income tax payable by the relevant Irish SE shareholder in respect of the dividend.

An individual shareholder of Irish SE who is resident and ordinarily resident in the UK for tax purposes and UK domiciled and who owns a shareholding of less than 10% in Irish SE will, for dividends received from Irish SE, be entitled to a non-repayable tax credit. It is proposed that, in respect of individuals who own a shareholding of 10% or more, such individuals will also be entitled to a non-repayable tax credit with effect from April 6, 2009. The value of the tax credit will be one-ninth of the amount of the dividend paid by Irish SE and the tax credit is added to the amount paid to compute the gross amount of the dividend paid by Irish SE. The gross amount of the dividend will be regarded as the top slice of the Irish SE shareholder’s income and will be subject to UK income tax as set out above. The tax credit will be available to set against such shareholder’s liability (if any) to tax on the gross amount of the dividend.

8.5.3.2.  Registered pension schemes

A shareholder of Irish SE who is a registered pension scheme will generally be exempt from income tax on dividends received from Irish SE, provided that the shareholding constitutes an investment held for the purposes of the scheme, and is not held for the purposes of any trade carried on by the scheme. There is no mechanism to recover any overseas withholding tax deducted on payment of the dividend, unless and to the extent provided for under any relevant double tax agreement.

8.5.3.3.  UK company holding less than 10% of the issued share capital of Irish SE

The UK introduced new legislation regarding the taxation of foreign dividends which is effective from July 1, 2009. The legislation has been enacted into law and therefore a shareholder of Irish SE who is a UK company holding less than 10% of the issued share capital of Irish SE will be exempt from UK corporation tax on dividends paid by the Irish SE provided that the prescribed conditions for the exemption are satisfied. Any dividends paid by Irish SE to UK tax resident shareholders will be payable without deduction of Irish dividend withholding tax provided UK tax resident shareholder has completed a requisite non-resident declaration form and returned to Irish SE prior to payment of any dividend. UK tax resident shareholders may not be required to complete a requisite declaration form in order to receive dividends without deduction of Irish dividend withholding tax provided the conditions of Directive 90/435/EEC (July 23, 1990), as amended by Directive 2003/123/EC (February 2, 2004), concerning distributions of profits to parent companies (which we refer to as the EU Parent Subsidiary Directive) are met. However, if a UK tax resident shareholder does not meet the conditions of the EU Parent Subsidiary Directive and has not completed a requisite non-resident declaration form, Irish SE will be required to remit 20% of the gross dividend to the tax authorities in Ireland as dividend withholding tax.

UK corporation tax payers receiving dividends from Irish SE should consult an appropriate professional adviser as to the implications of the new law in respect of the taxation of foreign dividends.

8.5.3.4.  UK company holding 10% or more of the issued share capital of Irish SE

The UK as introduced new legislation regarding the taxation of foreign dividends which is effective from July 1, 2009. The legislation has been enacted into law and therefore a shareholder of Irish SE who is a UK company holding 10% or more of the issued share capital of Irish SE will be exempt from UK corporation tax on dividends paid by the Irish SE provided that the prescribed conditions for the exemption are satisfied. Any dividends paid by Irish SE to UK tax resident shareholders will be payable without deduction of Irish dividend withholding tax provided UK tax resident shareholders have completed a requisite non-resident declaration form and returned to Irish SE prior to payment of any dividend. UK tax resident shareholders may not be required to complete a requisite declaration form in order to receive dividends without deduction of Irish dividend withholding tax provided the conditions of the EU Parent Subsidiary Directive are met. However, if a UK tax resident shareholder does not meet the conditions of the EU Parent Subsidiary Directive and has not completed a requisite non-resident declaration form, Irish SE will be required to remit 20% of the gross dividend to the tax authorities in Ireland as dividend withholding tax.

UK corporation tax payers receiving dividends from Irish SE should consult an appropriate professional adviser as to the implications of the new law in respect of the taxation of foreign dividends.

8.5.4.  Tax on Capital Gains

An individual’s liability for UK tax on chargeable gains will depend on the individual circumstances Irish SE shareholders.

8.5.4.1.  Disposal of Irish SE shares by UK resident and ordinarily resident Irish SE shareholders

A disposal of Irish SE shares by a shareholder of Irish SE who is resident or ordinarily resident in the UK for tax purposes may, depending on individual circumstances (including the availability of exemptions and reliefs), gives rise to a chargeable gain or allowable loss for the purposes of the UK taxation of chargeable gains.

Capital gains tax is currently charged at a rate of 18%. Factors which are likely to determine the extent to which a capital gain arising from the disposal of Irish SE shares will be subject to capital gains tax include the level of the annual exemption of tax-free capital gains in the tax year in which the disposal takes place, the extent to which the Irish SE shareholder realises any other capital gains in that year and the extent to which the Irish SE shareholder has incurred capital losses in that or any earlier tax year. However, the extent to which a capital gain arising from the disposal of Irish SE shares will be subject to capital gains tax depend on individual circumstances.

8.5.4.2.  Disposal of Irish SE shares by non-UK tax resident Irish SE shareholders

A shareholder of Irish SE who is not resident and, in the case of an individual, not ordinarily resident for tax purposes in the UK will not generally be liable for UK tax on capital gains realised on a subsequent disposal of their Irish SE shares unless such Irish SE shares are acquired for use by or for the purposes of a branch or agency through which such person is carrying on a trade, profession or vocation in the UK. Such Irish SE shareholders may be subject to foreign taxation on any gain under local law of their county of residence.

A shareholder of Irish SE who is an individual and who is temporarily a non-resident of the UK at the time of the disposal may, under anti-avoidance legislation, still be liable to UK taxation on any chargeable gain realised (subject to the availability of exemptions or reliefs).

8.5.4.3.  Registered pension schemes

A shareholder of Irish SE who is a registered pension scheme will generally be exempt from tax on disposals of shares in Irish SE, provided that the shareholding constitutes an investment held for the purposes of the scheme, and is not held for the purposes of any trade carried on by the scheme.

8.5.4.4.  UK company holding less than 10% of the issued share capital of Irish SE

An Irish SE shareholder who is a UK company holding less than 10% of the issued share capital of Irish SE will be subject to UK corporation tax generally at 28% on capital gains arising on the disposal of shares. A deduction will generally be available for the costs of acquisition of the shares that are being disposed, adjusted for inflation.

8.5.4.5.  UK company holding 10% or more of the issued share capital of Irish SE

A shareholder of Irish SE who is a UK company holding 10% or more of the issued share capital of Irish SE may be eligible for substantial shareholdings relief upon disposal of shares in Irish SE. There are a number of criteria to be satisfied and eligibility will depend on individual facts and circumstances. Therefore, each UK tax resident shareholder should consult an appropriate professional adviser. If substantial shareholdings exemption is not available, any capital gain on the disposal of shares in Irish SE will be subject to UK corporation tax generally at 28%. In computing any gain, a deduction will generally be available for the costs of acquisition of the shares being disposed of, adjusted for inflation.

8.5.4.6.  UK Stamp duty and stamp duty reserve tax

Our transformation to Irish SE will involve no change of the underlying legal entity. Consequently, no UK stamp duty or SDRT will arise on that movement of domicile.

No UK stamp duty will arise on the future transfer of Irish SE shares provided the relevant transfer documentation is signed and retained outside the UK. Further, no SDRT will arise in respect of any agreement to transfer Irish SE shares provided these shares are issued outside the UK and, if in registered form, are registered on a register kept outside the UK.

9. CERTAIN INFORMATION CONCERNING US

9.1.  JHI SE

9.1.1.  Dissenters’ Rights of Appraisal

Under Dutch company law, you do not have dissenters’ or appraisal rights in connection with the Proposal.

9.1.2.  Interest of Certain Persons in Matters to be Acted Upon

As of March 31, 2010, your directors and executive officers and their affiliates held 393,954(or about 0.09%) of our then outstanding CUFS and 3,800 of our then outstanding ADSs (or about 0.51%). As of March 31, 2010 all directors, executive officers and their affiliates as a group, held an aggregate of 0.091% of the outstanding shares entitled to vote at the extraordinary general meeting.

9.1.3.  Voting Securities and Principal Holders Thereof

434,524,879 of our shares were outstanding as of March 31, 2010. Each share outstanding is entitled to one vote.

9.1.4.  Major Shareholders

To our knowledge, as of March 31, 2010, the following table identifies those shareholders who beneficially owned 5% or more of our shares and the holdings reported by the shareholder in its last shareholder notice filed with the ASX and their percentage of shares outstanding based on the number of shares outstanding as of March 31, 2010, which was 434,524,879:

	Shares Beneficially	Percentage of
Shareholder	Owned	Shares Outstanding

Schroder Investment Management Australia Limited(1)	31,024,755	7.14%
Commonwealth Bank of Australia(2)	30,986,692	7.13%
National Australia Bank Limited Group(3)	28,198,184	6.49%
Lazard Asset Management Pacific Co.(4)	27,272,009	6.28%
Concord Capital(5)	26,255,160	6.04%
FMR LLC and FIL Limited(6)	24,845,561	5.72%
Ballie Gifford & Co.(7)	22,325,859	5.14%

(1)	Schroder Investment Management Australia Limited became a major shareholder on January 28, 2004, with a holding of 25,485,997 shares of our issued share capital and, through subsequent purchases, increased its holdings of our issued share capital on April 6, 2004 to 39,835,741 shares. Schroder Investment Management Australia Limited reduced its holdings to 31,024,755 shares of our issued share capital on January 8, 2007 in the last notice received.

(2)	The Commonwealth Bank of Australia became a major shareholder on November 12, 2009 with a holding of 21,820,423 shares of our issued capital and, through subsequent purchases, increased its holdings of our issued capital to 30,986,692 on February 26, 2010 in the last notice received.

(3)	National Australia Bank Limited Group became a major shareholder on May 25, 2004, with 23,060,940 shares of our issued share capital and increased its holdings to 28,198,184 shares of our issued share capital on June 16, 2004 in the last notice received.

(4)	Lazard Asset Management Pacific Co. became a major shareholder on April 1, 2004, with a holding of 24,505,916 shares of our issued share capital and, through subsequent purchases, increased its holding of our issued share capital on April 24, 2008 to 65,424,399 shares. Through subsequent sales, Lazard reduced its holding to 27,272,009 shares of our issued share capital on September 10, 2009 in the last notice received.

(5)	Concord Capital became a major shareholder on June 18, 2004, with 24,499,832 shares of our issued share capital. Their substantial holding status ceased on August 6, 2004 when their holdings in our issued share capital fell below 5%. On August 20, 2004, their holdings increased to over 5% of our issued share capital but their substantial holding status again ceased when their holdings of our issued share capital fell below 5% on April 8, 2005. On October 26, 2007, Concord Capital became a substantial shareholder again with a holding of 23,723,697 shares of our issued share capital and, through subsequent purchases, increased its holding of our issued share capital to 26,255,160 shares on October 9, 2009 in the last notice received.

(6)	FMR LLC and FIL Limited became a major shareholder on July 23, 2009, with a holding of 34,119,335 shares of our issued share capital and through subsequent sales, FMR LLC and FIL Limited reduced their holding to 24,845,561 shares of our issued share capital on November 16, 2009 in the last notice received.

(7)	Baillie Gifford & Co. and its affiliated companies became a major shareholder on December 24, 2007, with a holding of 24,577,253 shares of our issued share capital and ceased to be a major shareholder on June 24, 2009. On June 26, 2009, their holdings increased to over 5% of our issued share capital but their substantial holding status again ceased when their holdings of our issued share capital fell below 5% on June 29, 2009. On November 12, 2009, in the last notice received, Baillie Gifford & Co. became a substantial holder again with a holding of 22,325,859 shares of our issued capital.

Vanguard Investments Australia Ltd became a major shareholder on April 3, 2008, with a holding of 22,097,739 shares of our issued share capital. Through subsequent purchases and sales, their holdings have decreased below 5% and increased over 5% of our issued share capital. On February 5, 2010, their substantial holding status again ceased when their holdings of our issued share capital fell below 5%.

Orion Asset Management Limited became a major shareholder on May 16, 2008, with a holding of 22,659,318 shares of our issued share capital and ceased to be a major shareholder on August 12, 2008.

Suncorp -Metway Limited and its subsidiaries became a major shareholder on June 29, 2007, with a holding of 23,520,538 shares of our issued share capital and ceased to be a major shareholder on March 19, 2009.

The Capital Group Companies, Inc. became a major shareholder on August 3, 2004, with a holding of 23,331,660 shares of our issued share capital and ceased to be a major shareholder on June 25, 2009. On July 15, 2009, their holdings increased to over 5% of our issued share capital but their substantial holding status again ceased when their holdings of our issued share capital fell below 5% on September 28, 2009.

BlackRock Investment Management (Australia) became a major shareholder on December 2, 2009 with a holding of 25,598,562 shares of our issued share capital and ceased to be a major shareholder on March 10, 2010.

Each of the above shareholders has the same voting rights as all other holders of our shares. To our knowledge, except for the major shareholders described above, we are not directly or indirectly owned or controlled by another corporation, by a foreign government or by any other natural or legal persons severally or jointly.

9.1.5.  Other Security Ownership Information

As of March 31, 2010, 0.45% of our outstanding shares were held by 70 CUFS holders who have registered addresses in the US. In addition, as of March 31, 2010, 0.85% of our outstanding shares were represented by ADSs held by 8 holders, all of whom have registered addresses in the US. A total of 1.3% of our outstanding shares were registered to 78 US holders as of March 31, 2010. We estimate that as of March 31, 2010, approximately 12.6% of our outstanding shares were held by beneficial holders who were located in the US.

9.1.6.  Directors and Officers

9.1.6.1.  Directors and senior management

The information set forth under the heading “Item 6. Directors, Senior Management and Employees — Directors and Senior Management” in our Annual Report on Form 20-F, as well as in our reports on Form 6-K that are incorporated by reference into this Explanatory Memorandum, is incorporated by reference in this paragraph.

David Dilger, who is 54 years old, was appointed as a director to the Joint and Supervisory Boards effective September 2, 2009. Mr. Dilger does not have any familial relationship with any director or employee of the company. In addition, Mr. Dilger is not party to any arrangement or understanding with a major shareholder, customer, supplier or other entity, pursuant to which he was elected as a director.

9.1.6.2.  Compensation

The information set forth under the heading “Item 6. Directors, Senior Management and Employees — Compensation,” in our Annual Report on Form 20-F, as well as in our reports on Form 6-K that are incorporated by reference into this Explanatory Memorandum, is incorporated by reference in this paragraph.

9.1.6.3.  Share ownership

The information set forth under the heading “Item 6. Directors, Senior Management and Employees — Share Ownership,” in our Annual Report on Form 20-F, as well as in our reports on Form 6-K that are incorporated by reference into this Explanatory Memorandum, is incorporated by reference in this paragraph.

In addition:

•	Michael Hammes acquired 4,497 CUFS on June 26, 2009, 2,652 CUFS on September 15, 2009, 2,019 CUFS on December 14, 2009 and 2,215 CUFS on March 11, 2010 pursuant to the Supervisory Board Share Plan.

•	Brian Anderson acquired 1,511 CUFS pursuant to the Supervisory Board Share Plan on September 15, 2009.

•	David Harrison acquired 2,384 CUFS pursuant to the Supervisory Board Share Plan on June 26, 2009.

•	James Osborne acquired 2,551 CUFS pursuant to the Supervisory Board Share Plan on June 26, 2009.

•	Rudy van der Meer acquired 935 CUFS pursuant to the Supervisory Board Share Plan on September 15, 2009.

•	Louis Gries exercised 215,197 options over CUFS on August 20, 2009, 149,536 of which he sold to fund the exercise price and his withholding tax obligations, 326,015 options over CUFS between November 30, 2009 and December 3, 2009, 259,476 of which he sold to fund the exercise price and his withholding tax obligations.

•	Russell Chenu acquired 10,000 CUFS on June 26, 2009.

•	Mark Fisher exercised 46,057 options over CUFS on December 15, 2009, 31,300 of which he sold, and 46,056 options over CUFS on December 22, 2009, 31,294 of which he sold.

•	Louis Gries was granted 234,900 and 81,746 Relative TSR RSUs pursuant to the Long Term Incentive Plan 2006 on September 15, 2009 and December 11, 2009, respectively.

•	Russell Chenu was granted 45,675 and 15,895 Relative TSR RSUs pursuant to the Long Term Incentive Plan 2006 on September 15, 2009 and December 11, 2009, respectively.

•	Robert Cox was granted 66,250 and 22,707 Relative TSR RSUs pursuant to the Long Term Incentive Plan 2006 on September 15, 2009 and December 11, 2009, respectively.

•	Mark Fisher was granted 39,150 and 13,624 Relative TSR RSUs pursuant to the Long Term Incentive Plan 2006 on September 15, 2009 and December 11, 2009, respectively.

•	Nigel Rigby was granted 39,150 and 13,624 Relative TSR RSUs pursuant to the Long Term Incentive Plan 2006 on September 15, 2009 and December 11, 2009, respectively.

•	David Dilger acquired 25,000 CUFS on September 16, 2009 in a market transaction.

•	Donald McGauchie acquired 5,000 CUFS on February 24, 2010 in a market transaction.

9.1.6.4.  Interest of management in certain transactions

The information set forth under the heading “Item 7. Major shareholders and Related Party Transactions — Related Party Transactions,” in our Annual Report on Form 20-F, as well as in our reports on Form 6-K that are incorporated by reference into this Explanatory Memorandum, is incorporated by reference in this paragraph.

As a matter of law, all employment and services agreements concluded by us will automatically will pass to Irish SE upon legal effectiveness of Stage 2 of the Proposal, unless otherwise provided for in the respective agreement.

10. DESCRIPTION OF IRISH SE ORDINARY SHARES

Below is a description of Irish SE’s shares. In addition to the information described below, refer to “Summary of Key Corporate Law Differences Between JHI SE and Irish SE” in Section 4.5 for additional information relating to issuances of additional shares, pre-emptive rights, share repurchases, dividends and distributions, and shareholder meetings. The description below reflects the changes made to the articles of association of Irish SE after our review of the shareholder input and comments following the publication of the articles of association of Irish SE in connection with Stage 1 of the Proposal.

10.1.  Share Capital

10.1.1.  General

Authorised share capital will amount to €1.8 billion, consisting of 2 billion shares, with a nominal value of €0.59 each. As of the date of our most recent balance sheet included in our financial statements as of December 31, 2009, 434,400,474 shares were issued and outstanding and approximately 434,524,879 shares of Irish SE are expected to be issued and outstanding upon implementation of Stage 2 based on our number of shares outstanding at March 31, 2010.

As of the date of our most recent balance sheet included in our financial statements as of December 31, 2009 none of our outstanding shares were restricted shares issued to employees; there were 4,761,216 restricted stock units issued to employees conferring a right to currently unissued shares; none of our outstanding shares were held by subsidiaries; none of our outstanding shares were held as treasury shares; 14,048,594 of our unissued shares were outstanding to employees, of which 10,138,582 had vested and were capable of being exercised; and 651,269 of our unissued shares were subject to options held by our former employees and were vested and capable of being exercised.

As of March 31, 2010: none of our outstanding shares were restricted shares held by employees; there were 4,736,721 restricted stock units issued to employees conferring a right to currently unissued shares; none of our outstanding shares were held by our subsidiaries; none of our outstanding shares were held as treasury shares; 13,959,919 of our unissued shares were outstanding to employees, of which 10,142,252 had vested and were capable of being exercised; and 484,519 of our unissued shares were subject to options held by our former employees and were vested and capable of being exercised. As of January 1, 2009, we had 432,948,363 shares issued and outstanding and as of December 31, 2009 we had 434,400,474 shares issued and outstanding. There are no resolutions, authorisations or approvals by which shares have been or will be created or issued, other than approvals to issue shares on exercise of vested share options or restricted stock units.

Subject to Irish law, Irish SE’s shareholders by ordinary resolution may approve the purchase by Irish SE of its own shares for a period not in excess of 18 months. Changes in our Issued and Outstanding Share Capital in the Last Three Years

Within the last three years, JHI SE has issued or reduced its share capital as follows:

Date of Issuance/Reduction	Number/Type of Shares (Par Value €0.59)

Year ended March 31, 2007	issued 3,988,880 shares on exercise of options
Year ended March 31, 2008	issued 606,079 shares on exercise of options
March 31, 2008	cancelled 34,978,107 shares held in treasury
Year ended March 31, 2009	issued 49,052 shares on exercise of options
March 27, 2009	cancelled 708,695 shares held in treasury
Year ended March 31, 2010	issued 2,261,159 shares on exercise of options or vesting of restricted stock units

10.2.  Description of CUFS

10.2.1.  Overview

CUFS are CHESS Units of Foreign Securities representing beneficial ownership of shares, legal title to which is held by an Australian depository entity, being CHESS Depository Nominees Pty Limited. Each of Irish SE’s CUFS will represent beneficial ownership of one of Irish SE’s shares.

The key practical difference between CUFS and shares is that CUFS holders will not be able to vote CUFS directly at general meetings of shareholders. A CUFS holder, however, may vote at Irish SE’s general meetings in any of the following ways:

•	by instructing CHESS Depository Nominees Pty Limited, as legal owner of the shares of Irish SE represented by the CUFS, how to vote the shares of Irish SE represented by the holder’s CUFS;

•	by converting the holder’s CUFS into shares of Irish SE represented thereby and voting the shares at the meeting, which must be undertaken prior to the meeting. However, in order to sell their shares on the ASX thereafter, it will be first necessary to convert them back to CUFS; or

•	by appointing himself or herself (or another person) as the Nominated Proxy pursuant to a voting instruction form provided by the company.

Irish SE will distribute, or cause to be distributed, more detailed instructions and the appropriate proxy or other forms to CUFS holders, including The Bank of New York Mellon, prior to any general meetings. In any case, Irish SE cannot guarantee that the instructions, proxies and forms will be received by CUFS holders in time for such CUFS holder to take the necessary actions to vote as described above. Irish SE cannot assure you that The Bank of New York Mellon, as a holder of CUFS underlying ADRs, will receive proxies or forms in time to enable it to distribute them to ADR holders with sufficient time for ADR holders to take the necessary actions to enable The Bank of New York Mellon to vote as instructed.

CUFS holders will receive holding statements in lieu of certificates for their CUFS. The holding statement sets out the number of Irish SE CUFS held by each holder and the reference number of that holding. The current holding statements evidencing CUFS will not be reissued and will continue to evidence the same number and kind of securities following implementation of Stage 2 of the Proposal. An updated holding statement will only be provided to CUFS holders if there is a change in their holding of Irish SE CUFS.

A summary of the rights and entitlements of holders of Irish SE’s CUFS is set out below. Further information about CUFS is available from Irish SE’s share registry, ASX, or most Australian stockbrokers.

10.2.2.  Converting from a CUFS Holding to a Certified Holding of Shares

Irish SE’s CUFS holders will be able to convert their CUFS holding to a holding of shares of Irish SE by:

• in the case of issuer sponsored CUFS, notifying Irish SE’s share registry; or

• in the case of CUFS sponsored on the CHESS subregister, notifying their sponsoring broker.

In either case, once Irish SE’s share registry has been notified, it will provide the holder with the necessary transfer forms.

Shareholders who hold shares of Irish SE directly will not be able to sell their shares on the ASX. The transfer of Irish SE’s shares (as opposed to Irish SE’s CUFS) requires the execution of a deed by the transferor, and in cases where the shares are not fully paid, the transferee. The transfer will have effect when the register of members of Irish SE has been updated to reflect such transfer.

10.2.3.  Dividends and Other Shareholder Entitlements

ASX Settlement and Transfer Corporation Pty Limited is the settlement processing facility for ASX’s market and provides settlement and asset registration services. ASX Settlement and Transfer Corporation Pty Limited’s

operating rules are known as the ASTC Settlement Rules. These rules require Irish SE to treat CUFS holders as if they were the holders of the underlying shares for purposes of dividends and other entitlements.

The ASTC Settlement Rules ensure that CUFS holders have all economic benefits of legal ownership. If a cash dividend or any other cash distribution is made in a currency other than Australian dollars, Irish SE’s share registry (acting as CHESS Depository Nominees Pty Limited’s agent) will convert the dividend or other cash distributions into Australian dollars. These will then be distributed to Irish SE’s CUFS holders in Australian dollars in accordance with each CUFS holder’s entitlement. In respect of dividends to ADR holders, we expect that Irish SE will pay dividends in US dollars directly to The Bank of New York Mellon, who will then distribute the dividends pursuant to the Deposit Agreement referred to in Section 11.1.

10.2.4.  Takeovers

If a takeover offer is received by CHESS Depository Nominees Pty Limited in respect of any of the shares of Irish SE of which CHESS Depository Nominees Pty Limited is the registered holder, CHESS Depository Nominees Pty Limited must not accept the offer except to the extent that acceptance is authorised by Irish SE’s CUFS holders with respect to the shares underlying their CUFS, in accordance with the ASTC Settlement Rules.

10.2.5.  Other Rights

As CUFS holders will not appear on Irish SE’s share registry as legal holders of shares of Irish SE, any other right conferred on Irish SE’s shareholders may be exercised by Irish SE’s CUFS holders only by instructing CHESS Depository Nominees Pty Limited. CUFS holders (but not ADR holders) are provided with the right under Irish SE’s articles of association to attend and speak at all of Irish SE’s information and general meetings.

10.2.6.  Fees

A CUFS holder will not incur any additional fees or charges solely as a result of being a CUFS holder.

10.2.7.  Trading in CUFS

CUFS holders who wish to trade in Irish SE’s shares will be transferring beneficial title rather than legal title. The transfer will be settled electronically by delivery of the relevant CUFS holding through CHESS, thereby avoiding the need to effect settlement by the physical delivery of certificates.

Trading in CUFS holdings is no different to trading in other CHESS approved securities. More information on trading CUFS electronically on the ASX is available from that exchange and from most Australian stockbrokers.

10.3.  Issuance of Shares; Insider Trading

Shares of Irish SE will be issued in registered form only. Shares must be issued for a subscription price equal to their nominal value, of which at least 25% must be paid up at the time of issuance.

As an Irish company that has quoted securities in Australia and the US, Irish SE will be subject to applicable legislation regarding insider trading. Under Australian law, persons are prohibited from trading on the basis of undisclosed, price-sensitive information regarding a company’s securities. In the US, persons are prohibited from trading on the basis of material, non-public information. Irish SE will continue to apply our current Insider Trading Policy consistent with Irish, Australian and US laws and regulations on insider trading and will make this policy available to its directors and employees to whom these laws and regulations may apply. The insider trading rules of Australia and the US will generally be applicable to Irish SE’s directors and employees and those who obtain and unlawfully use non-public information.

10.4.  Dividend Rights

All calculations to determine the amounts available for dividends or other distributions will be based on Irish SE’s individual accounts which will, as a holding company, be different from Irish SE’s consolidated accounts and which will be prepared in accordance with Irish GAAP because Irish SE is an Irish company. Because Irish SE is a holding company and will have no operations of its own, it will be dependent on dividends or other distributions received from its subsidiaries to fund any cash dividends.

Cash dividends and other distributions that have not been collected within twelve years after the date on which they became due and payable will revert to Irish SE.

Dividends may be declared by the board, or upon the recommendation of the board, by an ordinary resolution of shareholders. The board will also determine the record date on which record holders of Irish SE’s shares, including CHESS Depositary Nominees Pty Limited issuing CUFS to The Bank of New York Mellon, will be entitled to such a dividend. We expect Irish SE to declare any dividend in US dollars and The Bank of New York Mellon, as a CUFS holder, will receive dividends directly from Irish SE shortly after the record date for the dividend and, as depositary for the ADSs, will distribute any dividend to holders of ADRs in US dollars pursuant to the terms of the Deposit Agreement referred to in Section 11.1. All non-ADR holders owning interests in Irish SE’s shares are expected to be paid their dividend in the equivalent amount of Australian dollars, as determined by the prevailing exchange rate announced by Irish SE shortly after the record date for the dividend. As of the date of this Explanatory Memorandum, we have not yet appointed any financial institution to act as paying agent for the payment of Irish SE’s dividends.

10.5.  Rights upon Liquidation

In the event of Irish SE’s dissolution and liquidation, and after Irish SE has paid all debts and liquidation expenses, all assets available for distribution shall be distributed to Irish SE’s holders of shares pro rata based on the amount paid upon the shares held by such holders. As a holding company, Irish SE’s sole material assets will be the capital stock of its subsidiaries.

10.6.  Voting Rights

All shares issued will have the right to one vote for each share held on every matter submitted to a vote of the shareholders. CUFS holders will be entitled to attend and to speak at Irish SE’s shareholder meetings and can vote in the manner described in Section 10.2. ADR holders will not be entitled to attend at Irish SE’s general meetings, but can vote in the manner described in Section 11.7.

Irish law and Irish SE’s articles of association currently do not impose any limitations on the rights of persons who are not residents of Ireland to hold or vote shares solely as a result of such non-resident status.

Unless otherwise required by Irish SE’s articles of association or Irish law, resolutions of the general meeting of shareholders will be validly adopted by a majority of the votes cast at a meeting at which at least 5% of Irish SE’s issued share capital is present or represented.

10.7.  Shareholders’ Meetings

Each shareholder, person entitled to vote and CUFS holder (but not an ADR holder) has the right to attend general meetings of shareholders, either in person or by proxy, to address general meetings and, in the case of shareholders and other persons entitled to vote (for instance, certain pledge holders), to exercise voting rights, subject to the provisions of Irish SE’s articles of association.

Irish SE will give notice of each annual general meeting of shareholders by mail. Such notice will be given no later than 21 clear days’ notice (meaning 21 days excluding the day notice was given and the day of the meeting) for annual general meetings and for extraordinary general meetings. So long as Irish SE remains a foreign private issuer under the US securities law, Irish SE will be exempt from the proxy rules under the US Securities Exchange Act of 1934. Holders of shares represented by CUFS will be provided notice of general meetings of shareholders and other communications with shareholders by Irish SE. CHESS Depository Nominees Pty Limited, or Irish SE on behalf of CHESS Depository Nominees Pty Limited, may deliver to CUFS holders instruction forms allowing the CUFS holders to instruct CHESS Depository Nominees Pty Limited how to vote at a meeting. Pursuant to the Deposit Agreement referred to in Section 11.1, upon the request of Irish SE, the Bank of New York Mellon has agreed to mail to ADR holders instruction forms allowing ADR holders to direct The Bank of New York Mellon on how to instruct CHESS Depository Nominees Pty Limited to vote at a meeting. CUFS holders may, subject to the provisions of Irish SE’s articles of association, attend general meetings of shareholders in person, without the need to withdraw the shares represented by the CUFS, and must follow such rules and procedures as may be established by the CUFS subregistrar. In order for ADR holders to attend general meetings of shareholders in person, such holders will have to convert their ADSs into CUFS and, in doing so, must follow the procedures set forth in the Deposit Agreement referred to in Section 11.1 and such rules and procedures as may be established by The Bank of New York Mellon.

10.8.  Share-Based Compensation

Following implementation of Stage 2, we intend for our share-based compensation plans to cease to be governed by Dutch law and to become governed by Irish law. The plans also will be amended to reflect the fact that Irish SE will have a single board of directors, including changing the names of the plans as appropriate to reflect the single board. As of the date of this Explanatory Memorandum, we have the following share-based compensation plans for our employees that will remain in effect after our transformation to Irish SE:

10.8.1.  Executive Share Purchase Plan

Prior to July 1998, James Hardie Industries Limited issued stock under the Executive Share Purchase Plan. Under the terms of the Executive Share Purchase Plan, eligible executives purchased James Hardie Industries Limited shares at their market price when issued. Executives funded purchases of James Hardie Industries Limited shares with non-recourse, interest-free loans provided by James Hardie Industries Limited and collateralised by the shares. In such cases, the amount of indebtedness is reduced by any amounts payable by James Hardie Industries Limited in respect of such shares, including dividends and capital returns. These loans are generally repayable within two years after termination of an executive’s employment. Variable plan accounting under the provisions of Accounting Principles Board (which we refer to as APB) Opinion No. 25, “Accounting for Stock Issued to Employees,” has been applied to Executive Share Purchase Plan shares granted prior to April 1, 1995 and fair value accounting, pursuant to the requirements of SFAS No. 123R, “Accounting for Stock-Based Compensation,” as codified in ASC 718 has been applied to shares granted after March 31, 1995. We have recorded no compensation expense during the years ended March 31, 2009, 2008 and 2007. No shares were issued under this plan during financial years ended March 31, 2009, 2008 and 2007.

10.8.2.  2001 Equity Incentive Plan

Under our 2001 Equity Incentive Plan, our employees, including employees of our subsidiaries and officers who are employees, but not including any member of the Managing Board or Supervisory Board or, following implementation of Stage 2 of the Proposal, our single board, are eligible to receive awards in the form of nonqualified stock options, performance awards, restricted stock grants, stock appreciation rights, dividend equivalent rights, phantom stock or other stock-based benefits such as restricted stock units. The 2001 Equity Incentive Plan is intended to promote our long-term financial interests by encouraging our management and other persons to acquire an ownership position in us, to align their interests with those of our shareholders and to encourage and reward their performance. The 2001 Equity Incentive Plan was approved by our shareholders and the Joint Board subject to implementation of the consummation of the 2001 Reorganisation.

An aggregate of 45,077,100 shares of common stock have been made available for issuance under the 2001 Equity Incentive Plan, provided that such number (and any awards granted) is subject to adjustment in the event of a stock split, stock dividend or other changes in our common stock or capital structure or its restructuring. Our ADSs evidenced by ADRs and our shares in the form of CUFS will be equivalent to and interchangeable with our shares for all purposes of the 2001 Equity Incentive Plan, provided that ADSs will be proportionately adjusted to account for the ratio of CUFS in relation to ADSs.

The following number of options to purchase shares issued under this plan was as follows:

	Number of	Options Outstanding as of
Share Grant Date	Options Granted	March 31, 2010

October 2001(1)	5,468,829	115,140
December 2001	4,248,417	254,309
December 2002	4,037,000	796,500
December 2003	6,179,583	1,758,250
December 2004	5,391,100	1,523,250
February 2005	273,000	93,000
December 2005	5,224,100	2,319,000
March 2006	40,200	40,200
November 2006	3,499,490	1,725,560
March 2007	330,900	153,500
December 2007	5,031,310	2,638,729
Total	39,723,929	11,417,438

(1)	Awarded to our employees on October 19, 2001 in exchange for the cancellation of James Hardie Industries Limited shadow stock awards under the James Hardie Industries Limited Key Management Equity Incentive Plan.

The following number of restricted stock units issued under this plan were as follows

	Number of Restricted Stock	Restricted Stock Units
Share Grant Date	Units Granted	vested as of March 31, 2010

June 2008	698,440	None
December 2008	992,271	232,436
December 2009	277,719	None
February 2010	850	None
Total	1,969,280	208,009

Our Remuneration Committee administers the 2001 Equity Incentive Plan. Subject to the provisions of the 2001 Equity Incentive Plan, the Remuneration Committee is authorised to determine who may participate in the 2001 Equity Incentive Plan, the number and types of awards made to each participant and the terms, conditions and limitations applicable to each award. In addition, the Remuneration Committee will have the exclusive power to interpret the 2001 Equity Incentive Plan and to adopt such rules and regulations as they deem necessary or appropriate for purposes of administering the 2001 Equity Incentive Plan. Subject to certain limitations, the Remuneration Committee will be authorised to amend, modify or terminate the 2001 Equity Incentive Plan to meet any changes in legal requirements or for any other purpose permitted by law.

The purchase or exercise price of any award granted under the 2001 Equity Incentive Plan may be paid in cash or other consideration at the discretion of the Remuneration Committee. The Remuneration Committee, in its discretion and as allowed by applicable laws, may allow cashless exercises of awards or may permit the company to assist in the exercise of options.

10.8.2.1.  Stock options

Under the 2001 Equity Incentive Plan, the Remuneration Committee is authorised to award nonqualified options to purchase shares as additional employment compensation. The 2001 Equity Incentive Plan does not allow us to grant options qualified as “incentive stock options” under Section 422 of the Code. Options are exercisable over such periods as may be determined by the Remuneration Committee, but no stock option may be exercised after 10 years from the date of grant. Options may be exercisable in installments and upon such other terms as determined by the Remuneration Committee. Options are evidenced by notices of option grants authorised by the

Remuneration Committee. No option is transferable other than by will or by the laws of descent and distribution or pursuant to certain domestic relations orders.

10.8.2.2.  Performance awards

The Remuneration Committee, in its discretion, may award performance awards to an eligible person contingent on the attainment of criteria specified by the Remuneration Committee. Performance awards are paid in the form of cash, shares or a combination of both. The Remuneration Committee determines the total number of performance shares subject to an award, and the terms and the time at which the performance shares will be issued.

10.8.2.3.  Restricted stock awards

The Remuneration Committee may award restricted shares of common stock, which are subject to forfeiture under such conditions and for such periods of time as the Remuneration Committee may determine. Restricted shares may not be sold, transferred, assigned, pledged or otherwise encumbered so long as such shares remain restricted. The Remuneration Committee determines the conditions or restrictions of any restricted stock awards, which may include restrictions on requirements of continued employment, individual performance or our financial performance or other criteria.

10.8.2.4.  Stock appreciation rights

The Remuneration Committee also may award stock appreciation rights either in tandem with an option or alone. Stock appreciation rights granted in tandem with a stock option may be granted at the same time as the stock option or at a later time. A stock appreciation right entitles the participant to receive an amount payable in cash, in shares or in a combination of cash and shares, equal to the positive difference between the fair market value of a share on the date of exercise and the grant price, or such lesser amount as the Remuneration Committee may determine.

10.8.2.5.  Dividend equivalent rights

Dividend equivalent rights, defined as a right to receive payment with respect to all or some portion of the cash dividends that are or would be payable with respect to shares, may be awarded in tandem with stock options, stock appreciation rights or other awards under the 2001 Equity Incentive Plan. The Remuneration Committee determines the terms and conditions of these rights. The rights may be paid in cash, shares or other awards.

10.8.2.6.  Restricted stock units

In our financial year ended March 31, 2009, the Joint Board and Remuneration Committee approved the issue of restricted stock units. Restricted stock units are unfunded and unsecured contractual entitlements for shares to be issued in the future and may be subject to time vesting or performance hurdles prior to vesting. On vesting, restricted stock units convert into shares. As of March 31, 2010 there were 1,416,339 restricted stock units outstanding under this plan.

10.8.2.7.  Other stock-based benefits

The Remuneration Committee may award other benefits that, by their terms, might involve the issuance or sale of our shares or other securities, or involve a benefit that is measured by the value, appreciation, dividend yield or other features attributable to a specified number of shares or other securities, including but not limited to payments, share bonuses and share sales.

10.8.2.8.  Effect of change in control

The 2001 Equity Incentive Plan provides for the automatic acceleration of certain benefits and the termination of the plan under certain circumstances in the event of a “change in control.” A change in control will be deemed to have occurred if either (1) any person or group acquires beneficial ownership equivalent to 30% of our voting securities, (2) individuals who are members of our Supervisory Board as of the effective date of the 2001 Equity

Incentive Plan, or individuals who became members of our Supervisory Board after the effective date of the 2001 Equity Incentive Plan whose election or nomination for election was approved by at least a majority of such individuals (or, in the case of directors nominated by a person, entity or group with 20% of our voting securities, by two-thirds of such individuals) cease to constitute being at least a majority of the members of our Supervisory Board, or (3) there occurs the consummation of certain mergers (other than a merger that results in existing voting securities continuing to represent more than 5% of the voting power of the merged entity or a recapitalisation or reincorporation that does not result in a material change in the beneficial ownership of the voting securities of the company), the sale of substantially all of our assets or our complete liquidation or dissolution. The Board has taken action so that the completion of the Proposal will not result in any adjustments to the number, kind or price of shares granted under the 2001 Equity Incentive Plan. In addition, references included in the 2001 Equity Plan to members of our Supervisory Board, will be amended by the Remuneration Committee to refer to members of the single board of Irish SE in connection with implementation of Stage 2.

10.8.3.  Supervisory Board Share Plan 2006

At the 2006 annual general meeting, our shareholders approved the replacement of our previous Supervisory Board Share Plan with a new plan also called the Supervisory Board Share Plan, and the participation of the Supervisory Board directors under the Supervisory Board Share Plan for a three-year period. The Supervisory Board Share Plan was last approved at the 2007 annual general meeting for a period of three years.

Participation by members of the Supervisory Board in the Supervisory Board Share Plan is not mandatory. Under the Supervisory Board Share Plan, the Supervisory Board members can elect to receive some of their annual fees in the form of shares/CUFS. This is different from the Supervisory Board Share Plan under which Supervisory Board members were required to contribute a portion of their annual fees in shares/CUFS. As of March 31, 2010, 98,106 shares had been acquired under this plan.

Shares/CUFS received under the Supervisory Board Share Plan can be either issued or acquired on market. Where shares/CUFS are issued, the price is the average of the market closing prices at which CUFS were quoted on the ASX during the five business days preceding the day of issue. Where shares/CUFS are acquired on market, the price is the purchase price.

The Supervisory Board Share Plan does not include a performance condition because the amounts applied to acquire shares/CUFS under the Supervisory Board Share Plan are from the annual fees earned by the Supervisory Board directors.

The Supervisory Board Share Plan will be amended to reflect the fact that Irish SE will have a single board of directors, including changing the name of the plan to the “Non-Executive Director Share Plan.” Following implementation of Stage 2 of the Proposal, there will be no change to the persons eligible to participate in the Supervisory Board Share Plan.

10.8.4.  Managing Board Transitional Stock Option Plan

10.8.4.1.  Overview

The Managing Board Transitional Stock Option Plan provides an incentive to the members of the Managing Board at the date of grant. On November 22, 2005, we granted options to purchase 1,320,000 shares at an exercise price per share equal to A$8.53 to the Managing Board directors under the Managing Board Transitional Stock Option Plan. As set out in the plan rules, the exercise price and the number of shares available on exercise may be adjusted on the occurrence of certain events, including new issues, share splits, rights issues and capital reconstructions. Fifty-percent of these options become exercisable on the first business day on or after November 22, 2008 if the total shareholder returns (essentially its dividend yield and common stock performance) from November 22, 2005 to that date were at least equal to the median total shareholder returns for the companies comprising our peer group, as set out in the plan. In addition, for each 1% increment that our total shareholder returns is above the median total shareholder returns, an additional 2% of the options become exercisable. If any options remain unvested on the last business day of each six month period following November 22, 2008 and before

November 22, 2010, we will reapply the vesting criteria to those options on that business day. As of March 31, 2010 no options under the plan have vested and become exercisable.

At March 31, 2009, there were 1,320,000 options outstanding under this plan. At March 31, 2010 there were 1,090,000 options outstanding under this plan.

10.8.4.2.  Effect of change in control

The 2005 Managing Board Transitional Stock Option Plan provides for the automatic vesting of certain benefits under the plan under certain circumstances in the event of a “change in control.” A “change in control” will be deemed to have occurred if either (1) a person obtains at least 30% of our voting shares pursuant to a takeover bid for all or a proportion of all of our voting shares which is or becomes unconditional, (2) a scheme of arrangement or other merger proposal becomes binding on the holders of all of our voting shares and by reason of such scheme or proposal a person obtains at least 30% of our voting shares, or (3) a person becomes the beneficial owner of at least 30% of our voting shares for any other reason.

10.8.5.  Long-Term Incentive Plan

10.8.5.1.  Overview

The Long-Term Incentive Plan provides incentives to members of the Managing Board and to certain members of its management or executives. The Long-Term Incentive Plan rules also allow the issue of certain options or other rights over, or interest in, shares, the issue and/or transfer of shares under them, the grant of restricted stock units and the grant of cash awards to members of our Managing Board and executives. In August 2007 and November 2006, 1,016,000 options and 1,132,000 options, and in September 2008, December 2008, May 2009, September 2009 and December 2009 1,023,865, 545,757, 1,066,595, 522,000 and 181,656 restricted stock units, respectively, were granted under the Long-Term Incentive Plan to our Managing Board and to certain members of our management, respectively. The vesting of these options are subject to “performance hurdles” as outlined in the Long-Term Incentive Plan rules. Unexercised options expire 10 years from the date of issue and restricted stock units expire on exercise, vesting or as set out in the Long-Term Incentive Plan rules.

Following implementation of Stage 2 of the Proposal, the Long-Term Incentive Plan will be amended to reflect the elimination of the Managing Board. However, there will be no change to the persons eligible to participate in the Long-Term Incentive Plan. The Remuneration Committee will retain the discretion to make grants under the Long-Term Incentive Plan to members of management as it determines.

As of March 31, 2010, there were 1,937,000 options and 3,320,382 restricted stock units outstanding under this plan.

10.8.5.2.  Effect of change in control, takeover by certain organisations or liquidation

The Long-Term Incentive Plan provides for plan participants’ early exercise of certain benefits or early payout under the plan in the event of a “change in control,” takeover by certain organisations or liquidation. For options, a “change in control” is deemed to have occurred if pursuant to a takeover bid or otherwise, any person together with their associates acquire shares, which when aggregated with shares already acquired by such person and their associates, comprise more than 30% of our issued shares. For restricted stock units, a “change of control” is deemed to occur if (1) a takeover bid is made to acquire all of the shares of the company and it is recommended by the Supervisory Board or becomes unconditional, (2) a transaction is announced which would result in one person owning all the issued shares in the company, (3) a person owns or controls sufficient shares to enable them to influence the composition of the Supervisory Board, or (4) a similar transaction occurs which the Supervisory Board determines to be a control event. On a change of control, the Supervisory Board can determine that all or some restricted stock units have vested on any conditions it determines. Any remaining restricted stock units lapse. The Board has taken action so that the completion of the Proposal will not be interpreted as a “Reorganisation” under the Long-Term Incentive Plan. In addition, references included in the Long-Term Incentive Plan to members of our Supervisory Board, will be amended by the Remuneration Committee to refer to members of the single board of Irish SE in connection with implementation of Stage 2.

10.8.6.  Deferred Bonus Program

The Supervisory Board implemented a one-off Deferred Bonus Program in June 2008. Payments under this plan comprised of a cash payment equal to one third of the total value (short-term incentive) and a grant of two year vesting restricted stock units equal to two thirds of the value (long-term incentive) in June 2008. The total value of cash and restricted stock units under the Deferred Bonus Program was 75% of the short-term incentive target in fiscal year 2008, which therefore included 75% of the bonus bank the senior executive had accumulated for our good performance in fiscal years 2006 and 2007.

Restricted stock units are unfunded and unsecured contractual entitlements for shares to be issued in the future. The restricted stock units granted in respect of the Deferred Bonus Program vest and convert into shares on a one-for-one basis in two years if the senior executive has maintained a satisfactory level of performance during this period, subject to exceptions based on the reasons for the recipient’s departure and other specified corporate events.

The chief executive officer was also a participant in this program and received a grant of restricted stock units in September 2008.

As of March 31, 2010, there were 533,091 restricted stock units outstanding under 2001 Equity Incentive Plan pursuant to this program and 201,324 restricted stock units outstanding under the Long-Term Incentive Plan issued to the chief executive officer.

10.8.7.  Executive Incentive Plan

The Executive Incentive Plan rewards eligible exempt executives and employees of James Hardie based on performance against predetermined Earnings Before Interest and Taxes (which we refer to as “EBIT”) goals for James Hardie which are adopted at the start of each fiscal year. Participating employees will have different EBIT goals, depending on their function and location. The Remuneration Committee and the Chief Executive Officer have the joint authority and discretion to make payments due under this plan in a form of equity for any given fiscal year.

11. DESCRIPTION OF IRISH SE ADSs

The following is a summary of the material terms of the amended and restated deposit agreement to be entered into between The Bank of New York Mellon, as depositary, and Irish SE (which we refer to as the Deposit Agreement). For more complete information, you should read the form of Deposit Agreement and the form of ADR attached thereto as Exhibit A, which together will contain the terms of your ADSs and ADRs, which are included as exhibits to the registration statement on Form F-6 we have filed in connection with Stage 2 of the Proposal. See “Where You Can Find Additional Information” in Section 12. Following implementation of Stage 2 of the Proposal, copies of the executed Deposit Agreement will be on file with The Bank of New York Mellon at its corporate trust office and the custodian and will be available for inspection by ADR holders during regular business hours.

11.1.	American Depositary Shares

Each ADS issued by The Bank of New York Mellon represents five shares in the form of CUFS and is quoted on the NYSE under the code “JHX.”

The Bank of New York Mellon, as depositary, will issue the ADSs, which will be evidenced by ADRs. CUFS may be deposited with Australia and New Zealand Banking Group Ltd, Melbourne, as custodian, pursuant to the Deposit Agreement that Irish SE intends to enter with The Bank of New York Mellon and you as an ADR holder. Each ADR will also represent any securities, cash or other property deposited with The Bank of New York Mellon but not distributed by it to you.

The Bank of New York Mellon’s corporate trust office is located at 101 Barclay Street, New York, New York 10286. Its principal executive office is located at One Wall Street, New York, New York 10286.

The Australia and New Zealand Banking Group Ltd’s office is located at 530 Collins Street, Level 16, Melbourne Victoria 3000, Australia.

11.2.	Holding of Irish SE ADSs

You may hold ADSs either directly or indirectly through your broker or other financial institution. If you hold ADSs directly, by having an ADS registered in your name on the books of The Bank of New York Mellon, you are an ADR holder. This description assumes you hold your ADSs directly. If you hold the ADSs through your broker or financial institution nominee, you must rely on the procedures of such broker or financial institution to assert the rights of an ADR holder described in this section. You should consult with your broker or financial institution to find out what those procedures are.

Because The Bank of New York Mellon will actually hold the CUFS underlying your ADSs, you will not appear on Irish SE’s registry as a legal holder of shares of Irish SE and therefore you must rely on The Bank of New York Mellon to exercise the rights of a CUFS holder on your behalf. As a CUFS holder, The Bank of New York Mellon will not appear on Irish SE’s registry as a legal holder of shares of Irish SE and therefore any rights conferred on Irish SE’s shareholders may be exercised by The Bank of New York Mellon as a CUFS holder only by instructing CHESS Depository Nominees Pty Limited. The obligations of The Bank of New York Mellon and its agents are set out in the Deposit Agreement. See “Description of CUFS” in Section 10.2 for more information concerning CUFS.

The Deposit Agreement will be and the ADSs are governed by New York law.

11.3.	Dividends and Distributions

The Bank of New York Mellon has agreed to pay to you the cash dividends or other distributions it or the custodian receives with respect to CUFS or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of shares represented by CUFS that your ADSs represent. The custodian will hold all deposited securities for the account of The Bank of New York Mellon. Irish SE’s CUFS, deposited securities, including any additional securities, property and cash received on or in substitution for any CUFS deposited with the custodian are referred to as “deposited securities.”

11.3.1.	Cash

The Bank of New York Mellon or the custodian, as the case may be, distributes all dividends and distributions in respect of Irish SE’s deposited securities deposited under the Deposit Agreement. The Bank of New York Mellon will convert any cash dividend or other cash distribution Irish SE pays on its deposited securities into US dollars, if such amounts are delivered to it in a foreign currency and if it can do so on a reasonable basis and can transfer the US dollars to the US. If that is not possible, or if any approval from any government is needed and cannot be obtained, the agreement allows The Bank of New York Mellon to distribute the foreign currency only to those ADR holders to whom it is possible to do so. The Bank of New York Mellon will hold the foreign currency it cannot convert for the account of the ADR holders who have not been paid. It will not invest the foreign currency and it will not be liable for the interest.

Before making a distribution, any fees payable to The Bank of New York Mellon under the Deposit Agreement and any withholding taxes that must be paid under applicable law will be deducted. The Bank of New York Mellon will distribute only whole US dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when The Bank of New York Mellon cannot convert the foreign currency, you may lose some or all of the value of the distribution.

11.3.2.	CUFS

The Bank of New York Mellon may distribute additional ADRs for ADSs representing any CUFS which are issued as a result of a distribution of shares as a dividend. The Bank of New York Mellon will only distribute ADRs representing whole ADSs. It will sell shares that would require it to deliver ADRs for fractional ADSs and distribute the net proceeds in the same way it does with cash. If The Bank of New York Mellon does not distribute additional ADRs, each ADR will also represent the new deposited securities or any of Irish SE’s securities represented by any deposited securities.

11.3.3.	Rights to Receive Additional Deposited Securities or Any of Irish SE’s Securities Represented by Any of Irish SE’s Deposited Securities

If Irish SE offers holders of its deposited securities, or any of its securities represented by any of its deposited securities, any rights to subscribe for additional shares or any other rights, The Bank of New York Mellon may make these rights available to you. Such distribution may be made to all owners of ADSs or to certain owners of ADS, but not to others, to whom The Bank of New York Mellon determines the distribution to be lawful and feasible. In lieu of such distribution, The Bank of New York Mellon may sell the rights and distribute the proceeds in the same way it does with cash. The Bank of New York Mellon may also allow rights that are not distributed or sold to lapse. If so, you will receive no value for them.

If The Bank of New York Mellon makes rights available to you, upon instruction from you, it will exercise the rights and purchase the additional securities on your behalf. The Bank of New York Mellon will then deposit the additional securities and deliver to you ADRs for these shares. It will exercise rights only if you pay it the exercise price and any other charges the rights require you to pay.

The Bank of New York Mellon will not offer rights to owners of ADSs unless either the rights and the securities to which such rights relate are registered, or exempt from registration, under the US Securities Act of 1933. The Bank of New York Mellon will not distribute any warrants or instruments representing rights unless Irish SE provides The Bank of New York Mellon with a legal opinion that the distribution of such instruments is exempt from such registration and The Bank of New York Mellon may rely on such opinion.

US securities laws may restrict the sale, deposit, cancellation and transfer of the ADSs issued after exercise of rights. For example, you may not be able to trade the ADSs freely in the US. In this case, The Bank of New York Mellon may issue the ADSs under a separate restricted Deposit Agreement that will contain the same provisions as the agreement, except for the changes necessary to put the restrictions in place.

11.3.4.	Other Distributions

The Bank of New York Mellon will send to you all other distributions on deposited securities or any of Irish SE’s securities represented by any deposited securities, after deduction or upon payment of any fees and expenses of The Bank of New York Mellon or any taxes or other governmental charges, by any means it believes is legal, fair and practical. If it cannot make the distribution in that way, The Bank of New York Mellon may decide to sell what Irish SE distributed and distribute the net proceeds in the same way it does with cash or it may decide to hold what Irish SE distributed, in which case the ADRs will also represent the newly distributed property.

Irish SE is under no obligation to register ADSs, CUFS, rights or other securities under the US Securities Act of 1933. Irish SE also has no obligation to take any other action to permit the distribution of ADSs, shares, CUFS, rights or anything else to ADR holders. This means that you may not receive distributions Irish SE makes on its shares or any value for them if it is illegal or impractical for Irish SE to make them available to you.

The Bank of New York Mellon may choose any practical method of distribution for any specific ADR holder, including the distribution of foreign currency, securities or property, or it may retain such items, without paying interest on or investing them, on behalf of the ADR holder as deposited securities.

The Bank of New York Mellon is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADR holders.

There can be no assurance that The Bank of New York Mellon will be able to convert any currency at a specified exchange rate or sell any property, rights, shares, CUFS or other securities at a specified price, or that any of such transactions can be completed within a specified time period.

11.4.	Reclassifications, Recapitalisations and Mergers

If Irish SE does any of the following:

•	change the nominal or par value of its deposited securities or securities represented by any of its deposited securities;

•	reclassify, split up or consolidate any deposited securities, or securities represented by any of its deposited securities; or

•	recapitalise, reorganise, merge, consolidate, sell all or substantially all of its assets, or take any similar action,

then, the shares, CUFS or other securities received by The Bank of New York Mellon will become deposited securities. Each ADR will automatically represent its proportional share of the new deposited securities. The Bank of New York Mellon may, and will at Irish SE’s request, issue new ADRs evidencing these deposited securities or ask you to surrender your outstanding ADRs in exchange for new ADRs that specifically describe the new deposited securities.

11.5.	Deposit, Cancellation and Withdrawal

11.5.1.	Deposit

The Bank of New York Mellon will issue ADRs if you or your broker deposit CUFS or other evidence of rights to receive shares with the custodian. Upon each deposit of CUFS, receipt of related delivery documentation and compliance with the other provisions of the Deposit Agreement, including the payment of the fees and expenses and any charges of The Bank of New York Mellon and any taxes such as stamp taxes or stock transfer taxes or other fees or charges owing, The Bank of New York Mellon will issue an ADR or ADRs in the name of the person entitled thereto evidencing the number of ADSs to which such person is entitled. Certificated ADRs will be delivered at The Bank of New York Mellon’s corporate trust office to the persons you direct.

11.5.2.	Cancellation and Withdrawal

You may turn in your ADRs at The Bank of New York Mellon’s corporate trust office. Upon payment of certain applicable fees and expenses, charges and taxes, and upon receipt of proper instructions, The Bank of New York Mellon will deliver deposited securities to you, or the person designated by you, at the office of the custodian. At your risk, expense and request, The Bank of New York Mellon shall direct the custodian to deliver deposited securities at The Bank of New York Mellon’s corporate trust office.

The Bank of New York Mellon may close its transfer books or Irish SE may close its transfer books at any time or from time to time. This may cause temporary delays in your ability to receive ADRs against deposits of CUFS, cancel ADRs and obtain deposited securities, or transfer ADRs. However, even in the situation described in the previous paragraph, you have the right to cancel your ADRs and withdraw the underlying CUFS at any time subject only to:

•	temporary delays caused by closing of The Bank of New York Mellon’s transfer books or Irish SE’s transfer books or the deposit of CUFS in connection with voting at a general meeting, or the payment of dividends;

•	the payment of fees, taxes and similar charges; and

•	compliance with any laws or governmental regulations relating to ADRs or to the withdrawal of underlying CUFS.

In connection with the extraordinary general meeting to approve Stage 2 of the Proposal, for the period commencing on the ADR Record Date (April 28, 2010) and concluding on the Record Date (May 27, 2010), we have requested that The Bank of New York Mellon, pursuant to its authority under the depositary agreement, close its transfer books, which will temporarily prevent ADR holders from converting their ADSs to CUFS. Holders of CUFS still will be able to convert their CUFS to ADSs.

All ADRs surrendered to The Bank of New York Mellon will be cancelled by The Bank of New York Mellon and The Bank of New York Mellon is authorised to destroy such cancelled ADRs.

11.6.	Uncertificated ADRs; The Depositary Trust Company Direct Registration System

ADSs may be certificated securities evidenced by ADRs or uncertificated securities. The form of ADR is annexed as Exhibit A to the Deposit Agreement and summarises the terms and conditions of, and will be the prospectus required under the Securities Act of 1933 for, both certificated and uncertificated ADSs. Except for those provisions of the Deposit Agreement that by their nature do not apply to uncertificated ADSs, all the provisions of the Deposit Agreement apply, with the necessary changes having been made, to both certificated and uncertificated ADSs. ADSs not evidenced by ADRs will be transferable as uncertificated registered securities under New York law.

The Direct Registration System and Profile Modification System will apply to uncertificated ADSs upon acceptance thereof to the Direct Registration System by The Depositary Trust Company. The Direct Registration System is the system administered by The Depositary Trust Company pursuant to which The Bank of New York Mellon may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements sent by the depositary to the registered holders of uncertificated ADSs. The Profile Modification System is a required feature of the Direct Registration System which allows a Depositary Trust Company participant to direct The Bank of New York Mellon to register a transfer of those ADSs to The Depositary Trust Company or its nominee and to deliver those ADSs to The Depositary Trust Company account of that participant without receipt by The Bank of New York Mellon of prior authorisation from the holder to register such transfer. In connection with and in accordance with the arrangements and procedures relating to the Direct Registration System/Profile Modification System, The Bank of New York Mellon will not verify, determine or otherwise ascertain that the Depository Trust Company participant that is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code). The Bank of New York Mellon’s reliance on and compliance with instructions received through the Direct Registration System/Profile Modification System shall not constitute negligence or bad faith on the part of The Bank of New York Mellon.

11.7.	Voting Rights; Other Rights of ADR Holders

If you are an ADR holder and The Bank of New York Mellon asks you to provide it with voting instructions, you may instruct The Bank of New York Mellon how to direct, or cause the custodian to direct, CHESS Depository Nominees Pty Limited to exercise the voting rights for the shares held by CHESS Depository Nominees Pty Limited and represented by the CUFS which underlie your ADSs. Upon receipt of notice of any meeting of holders of shares or deposited securities sent by Irish SE, The Bank of New York Mellon has agreed, upon Irish SE’s request, to mail the notice to the ADR holders as soon as practicable. The notice will contain an English version of the notice received from Irish SE and will describe how you, by a certain date, may instruct The Bank of New York Mellon to direct, or cause the custodian to direct, CHESS Depository Nominees Pty Limited to exercise the voting rights for the shares held by CHESS Depository Nominees Pty Limited and represented by the CUFS underlying your ADSs.

For instructions to be valid, The Bank of New York Mellon must receive them on or before the date specified. The Bank of New York Mellon will attempt, as far as is practical and subject to the provisions governing the underlying shares, CUFS or other deposited securities, to vote, or to have CHESS Depository Nominees Pty Limited vote, in accordance with your instructions. The Bank of New York Mellon will vote or attempt to vote only as you instruct. The Bank of New York Mellon will not itself exercise any voting discretion.

Neither The Bank of New York Mellon nor its agents are responsible for any failure to carry out any voting instructions, for the manner in which any vote is cast or for the effect of any vote.

Irish SE cannot guarantee that you will receive voting materials in time to instruct The Bank of New York Mellon to vote and it is possible that you, or persons who hold their ADRs through brokers, dealers or other third parties, will not have the opportunity to vote. The Bank of New York Mellon will not charge ADR holders for taking any action in connection with general meetings. You may also withdraw your underlying CUFS and then instruct CHESS Depository Nominees Pty Limited, as holder of the shares represented by the CUFS, how to vote those shares. For instructions concerning how to withdraw your CUFS from The Bank of New York Mellon so that you may instruct CHESS Depository Nominees Pty Limited how to vote them directly, see “Description of CUFS” in Sections 10.2 and “Description of CUFS — Converting from a CUFS Holding to a Certified Holding of Shares” in Section 10.2.2.

Under the Deposit Agreement, The Bank of New York Mellon has not agreed to perform any other act on behalf of ADR holders. Accordingly, any right conferred on our shareholders, such as the ability to call an extraordinary general meeting, only may be exercised by holders of ADRs by converting their ADSs to CUFS and thereafter providing instructions to the CUFS depositary, or by converting their CUFS to shares. In order for ADR holders to attend general meetings of shareholders in person, such holders will have to convert their ADSs into CUFS and, in doing so, must follow the procedures set forth in the Deposit Agreement and such rules and procedures as may be established by The Bank of New York Mellon.

11.7.1.	Record Dates

The Bank of New York Mellon will fix the record dates for determining the ADR holders who will be entitled:

• to receive a dividend distribution or rights; or

•	to give instructions for the exercise of voting rights at a general meeting, all subject to the provisions of the Deposit Agreement.

11.7.2.	Reports and Other Communications

The Bank of New York Mellon will make available for inspection by ADR holders at its corporate trust office any communications or reports, including any proxy soliciting materials, from Irish SE or CHESS Depository Nominees Pty Limited, as the CUFS depositary, that are both received by The Bank of New York Mellon or the custodian or its nominee as a holder of deposited securities and made generally available to the holders of deposited securities. The Bank of New York Mellon will also arrange for the mailing, at Irish SE’s request and at Irish SE’s expense, of copies of the notices, reports and communications, including any proxy soliciting materials, to all ADR holders. These communications will be furnished by Irish SE in English.

11.8.	Fees and Charges

ADR holders or persons depositing CUFS will be charged for the following expenses:

ADR Holders Must Pay:	For:

US$5.00 (or less) per 100 ADSs	Each issuance of an ADS, including as a result of a distribution of CUFS or rights or other property Each cancellation of an ADS, including if the Deposit Agreement terminates
US$0.02 (or less) per ADS	Any cash payment
Clearing and Settlement Fees	Clearing and settlement fees of CUFS on the register of the foreign registrar from your name to the name of The Bank of New York Mellon or its agent when you deposit, or similar fees resulting from your withdrawal of, CUFS
US$0.02 (or less) per ADS per calendar year	Depositary services; provided that this fee will not be charged if a fee of US$0.02 was charged in the same calendar year for a cash distribution
Expenses of The Bank of New York Mellon	Conversion of foreign currencies to US dollars. Cable, telex and facsimile transmission expenses
Taxes and other governmental charges The Bank of New York Mellon or the custodian has to pay on any ADS or deposited securities underlying an ADS (e.g., stock transfer taxes, stamp duty or withholding taxes)	As necessary
Distribution fees	Distributions of or relating to deposited securities

The fees described above may be amended from time to time. CHESS may charge CHESS participants customary fees for utilising the CHESS. The fees for CUFS are the same as fees charged with respect to shares. The Bank of New York Mellon may pass along any fees incurred in the clearance and settlement of CUFS.

11.9.	Amendments and Termination

11.9.1.	Amendment

Irish SE may agree with The Bank of New York Mellon to amend the Deposit Agreement and the form of ADRs without your consent for any reason. ADR holders must be given at least 30 days’ notice of any amendment that imposes or increases any fees or charges (except for taxes and other governmental charges or registration fees, cable, telex or facsimile transmission costs, delivery costs or other such expenses), or prejudices any substantial existing right of ADR holders. If an ADR holder continues to hold ADSs after being so notified, such ADR holder will be deemed, at the time an amendment becomes effective, to have consented and agreed to such amendment. Notwithstanding the foregoing, no amendment shall impair a holder’s right to surrender its ADRs and receive deposited securities represented thereby, except as necessary to ensure compliance with mandatory provisions of applicable law.

11.9.2.	Termination

The Bank of New York Mellon will terminate the Deposit Agreement if Irish SE asks it to do so. The Bank of New York Mellon may also terminate the agreement if it has advised Irish SE that it wants to resign and Irish SE has not appointed a new depositary bank within 90 days. In both cases, The Bank of New York Mellon is required to notify you at least 90 days before termination.

After termination, The Bank of New York Mellon and its agents will be required only to collect dividends, sell rights and other distributions on the deposited securities and deliver CUFS and other deposited securities upon cancellation of ADRs. After one year from the date of termination, The Bank of New York Mellon may sell any remaining deposited securities by public or private sale. After that, The Bank of New York Mellon will hold the proceeds of the sale, as well as any other cash it is holding under the Deposit Agreement, for the pro rata benefit of the ADR holders who have not surrendered their ADRs. It will not invest the money and will have no liability for interest. The Bank of New York Mellon’s only obligations will be to account for the proceeds of the sale and other cash. After termination of the Deposit Agreement, Irish SE’s only obligations will be with respect to indemnification and to pay certain amounts due to The Bank of New York Mellon.

11.10.	Books of Depositary

The Bank of New York Mellon shall keep books for the registration of ADRs and transfers of ADRs which at all reasonable times shall be open for inspection by ADR holders, provided that such inspection shall not be for the purpose of communicating with ADR holders in the interest of a business or object other than the business of Irish SE or a matter related to the Deposit Agreement or the ADSs.

11.11.	Limitations on Obligations and Liabilities

The Deposit Agreement expressly limits Irish SE’s and The Bank of New York Mellon’s obligations and liability. Neither Irish SE nor The Bank of New York Mellon will be liable if either:

•	performs its obligations specifically set forth in the Deposit Agreement without negligence or bad faith; or

•	takes any action or omits to take any action based on advice or information provided by legal counsel, accountants, any person presenting shares for deposit, any holder or any other qualified person.

In the Deposit Agreement, Irish SE and The Bank of New York Mellon agree to indemnify each other under certain circumstances. Neither Irish SE nor The Bank of New York Mellon is under any obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or ADRs which such party believes may involve its expense or liability unless satisfactory indemnity is furnished.

The Bank of New York Mellon will not be responsible for failing to carry out instructions to vote the ADSs, the manner in which the ADSs are voted or the effect of the vote. The Bank of New York Mellon may own and deal in any class of securities of Irish SE.

11.12.	Requirements for Depositary Actions

Before The Bank of New York Mellon will issue or register the transfer of an ADR, make a distribution on an ADR, or make a withdrawal of deposited securities, The Bank of New York Mellon may require:

•	payment of stock transfer or other taxes or governmental charges and transfer or registration fees charged by third parties for the transfer of an CUFS or other deposited securities;

•	production of satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•	compliance with regulations it may establish from time to time consistent with the deposit agreement, including presentation of transfer documents.

The Bank of New York Mellon may refuse to deliver, transfer or register transfers of ADRs generally when the books of The Bank of New York Mellon, the CHESS subregister or Irish SE are closed, or at any time if The Bank of New York Mellon or Irish SE deems it advisable to do so.

You will have the right to surrender your ADRs, cancel your ADSs and withdraw the underlying deposited securities at any time except in circumstances in which The Bank of New York Mellon may restrict the withdrawal of deposited securities. See “Deposit, Cancellation and Withdrawal” in Section 11.5.

11.13.	Pre-Release Transactions

In certain circumstances, subject to the provisions of the Deposit Agreement, The Bank of New York Mellon may issue ADRs evidencing ADSs before deposit of the underlying CUFS. This is called a pre-release of the ADRs. The Bank of New York Mellon may also deliver CUFS upon cancellation of pre-released ADRs (even if the ADRs are cancelled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying CUFS are delivered to The Bank of New York Mellon. The Bank of New York Mellon may receive ADRs instead of shares to close out a pre-release. The Bank of New York Mellon may pre-release ADRs only under the following conditions:

•	before or at the time of the pre-release, the party to whom the pre-release is being made must represent to The Bank of New York Mellon in writing that it or its customer owns the CUFS or ADRs to be deposited;

•	the pre-release must be fully collateralised with cash or other collateral that The Bank of New York Mellon considers appropriate;

•	The Bank of New York Mellon must be able to close out the pre-release on not more than five business days’ notice; and

•	the pre-release shall be subject to such further indemnities and credit regulations as The Bank of New York Mellon deems appropriate.

In addition, The Bank of New York Mellon will limit the number of ADSs that may be outstanding at any time as a result of pre-release to 30% of the CUFS deposited under the Deposit Agreement, although The Bank of New York Mellon may disregard the limit from time to time if it deems it appropriate to do so.

11.14.	Taxes

ADR holders will be required to pay any tax or other governmental charge on any ADS or ADR, deposited security or distribution. If an ADR holder owes any tax or other governmental charge, The Bank of New York Mellon may deduct the amount thereof from any cash distribution or sell deposited securities and deduct the amount owing from the net proceeds of such sale. In either case, the ADR holder will remain liable for any shortfall.

Additionally, if any tax or governmental charge is unpaid, The Bank of New York Mellon may refuse to effect any transfer of an ADR or withdrawal of deposited securities until such payment is made. If The Bank of New York Mellon sells the deposited securities, it will, if appropriate, reduce the number of ADRs to reflect the sale and pay to you any proceeds, or send to you any property, remaining after it has paid the taxes.

12. WHERE YOU CAN FIND ADDITIONAL INFORMATION

We file annual, quarterly and current reports and other information with the US Securities and Exchange Commission. Shareholders may read and copy this information at the US Securities and Exchange Commission’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Shareholders may obtain information on the operation of the Public Reference Rooms by calling the US Securities and Exchange Commission at 1-800-SEC-0330. The US Securities and Exchange Commission also maintains a website, www.sec.gov, from which any electronic filings made by us may be obtained without charge.

In addition, documents incorporated by reference are available from us upon oral or written request without charge. You may obtain such documents by requesting them from us by calling the Information Helpline in Australia at 1-800-675-021 (between 8:00 a.m. and 5:00 p.m. (AEDT)) or elsewhere in the world at +1-949-367-4900 (between 8:00 a.m. and 5:00 p.m. (Central Time)) or in writing by regular and electronic mail at the following address:

James Hardie Industries SE
Atrium, 8th floor
Strawinskylaan 3077
1077 ZX Amsterdam, The Netherlands
Attention: Company Secretary
E-Mail: infoline@jameshardie.com

In order to receive timely delivery of the documents in advance of the extraordinary general meeting, you should make your request no later than May 26, 2010.

We have in relation to the Proposal filed a registration statement on Form F-4 with the US Securities and Exchange Commission. This Explanatory Memorandum, including the Notice of Meetings, is part of that registration statement on Form F-4. This Explanatory Memorandum does not contain all of the information you can find in the registration statement or the exhibits to the registration statement.

13. INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The US Securities and Exchange Commission allows information to be “incorporated by reference” into this Explanatory Memorandum. This means that we can disclose information about our financial condition to you by referring you to another document filed or furnished separately with the US Securities and Exchange Commission. The information incorporated by reference is considered to be part of this Explanatory Memorandum, except for any information that is superseded by information that is included directly in this Explanatory Memorandum. The following documents filed with the US Securities and Exchange Commission contain important business and financial information about James Hardie and are incorporated by reference in this Explanatory Memorandum:

•	our Annual Report on Form 20-F for the financial year ended March 31, 2009, filed with the US Securities and Exchange Commission on June 25, 2009, and

•	our reports on Form 6-K furnished to the US Securities and Exchange Commission on September 4, 2009 and February 12, 2010.

This Explanatory Memorandum also incorporates by reference each of the following documents that we will file with or furnish to the US Securities and Exchange Commission after the date of this Explanatory Memorandum until the date of the extraordinary general meeting to approve Stage 2 of the Proposal:

•	any annual reports filed under Section 13(a), 13(c) or 15(d) of the Securities Exchange Act of 1934; and

•	any current reports furnished on Form 6-K that indicate that they are incorporated by reference into this Explanatory Memorandum.

Any information contained in such subsequently filed or furnished reports that updates, modifies, supplements or replaces information contained in this Explanatory Memorandum automatically shall supersede and replace such information. Any information that is modified or superseded by a subsequently filed or furnished report or document shall not be deemed, except as so modified or superseded, to constitute a part of this Explanatory Memorandum.

You may request a copy of these filings incorporated herein by reference, including exhibits to such documents that are specifically incorporated by reference. See “Where You Can Find Additional Information” in Section 12.

14. LEGAL MATTERS

The legality of the Irish SE shares (including those represented by CUFS and ADRs) will be passed upon by Arthur Cox. Arthur Cox may rely upon the opinion of Diederik Jan Ex, Senior Legal Counsel to the company, with respect to all matters of Dutch law.

The legality of the JHI SE shares (including those represented by CUFS and ADRs) will be passed upon by Diederik Jan Ex, Senior Legal Counsel to the company.

Certain US federal income tax consequences of Stage 2 of the Proposal will be passed upon by Skadden, Arps, Slate, Meagher & Flom LLP.

Certain Australian and UK tax consequences of Stage 2 of the Proposal will be passed upon by PricewaterhouseCoopers LLP.

Certain Dutch tax consequences of Stage 2 of the Proposal will be passed upon by PricewaterhouseCoopers Belastingadviseurs N.V.

Certain Irish tax consequences of Stage 2 of the Proposal will be passed upon by PricewaterhouseCoopers.

15. EXPERTS

The consolidated financial statements of James Hardie Industries SE appearing in James Hardie Industries N.V.’s Annual Report (Form 20-F) for the year ended March 31, 2009, and the effectiveness of James Hardie Industries N.V.’s internal control over financial reporting as of March 31, 2009 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The financial statements as of March 31, 2008 and for each of the two years in the period ended March 31, 2008 incorporated in the registration statement of which this Explanatory Memorandum forms a part by reference to the Annual Report on Form 20-F for the year ended March 31, 2009 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

16. SERVICE OF PROCESS AND ENFORCEABILITY OF CIVIL LIABILITIES
UNDER US SECURITIES LAWS

We are registered under the laws of The Netherlands. As at the date of this Explanatory Memorandum, most of your directors and executive officers, and certain experts named in this Explanatory Memorandum, reside outside of the US. As a result, it may not be possible for investors to effect service of process within the US upon us or those persons or to enforce against us or them, either inside or outside the US, judgments obtained in US courts, or to enforce in US courts, judgments obtained against them in courts in jurisdictions outside the US, in any action predicated upon civil liability provisions of the federal securities laws of the US. In addition, both in original actions and in actions for the enforcement of judgments of US courts, there is doubt whether civil liabilities predicated solely upon the US federal securities laws are enforceable in The Netherlands, Ireland and Australia.

17. INDEMNIFICATION

Insofar as indemnification for liabilities arising under the US Securities Act of 1933 may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the US Securities and Exchange Commission such indemnification is against public policy as expressed in the US Securities Act of 1933 and is therefore unenforceable.

18. GLOSSARY

A$	means Australian dollars.

ADRs	means American Depositary Receipts, which are the receipts or certificates that evidence ownership of American Depositary Shares.

ADSs	means American Depositary Shares, each of which represents a beneficial ownership interest in five CUFS.

AEDT	means Australian Eastern Daylight Time.

AEST	means Australian Eastern Standard Time.

AFFA	means the Amended and Restated Final Funding Agreement.

AFFA Deed of Confirmation	means the Deed of Confirmation, dated June 23, 2009 between JHI NV, James Hardie 117 Pty Limited, the State of New South Wales and Asbestos Injuries Compensation Fund Limited in its capacity as trustee of the Asbestos Injuries Compensation Fund.

AFM	means the Dutch Authority for the Financial Markets (Stichting Autoriteit Financiële Markten).

AICF	means the Asbestos Injuries Compensation Fund.

ASTC Settlement Rules	means the ASX Settlement and Transfer Corporation Pty Limited Settlement Rules.

ASX	means the Australian Securities Exchange.

CET	means Central Europe Time.

CHESS	means Clearing House Electronic Subregister System.

CUFS	means CHESS Units of Foreign Securities, each of which represent a beneficial ownership in an underlying ordinary share.

Dutch GAAP	means Generally Accepted Accounting Principles applicable in The Netherlands.

Dutch SE	means James Hardie Industries SE when domiciled in The Netherlands.

Dutch Trade Register	means the trade register of the Chamber of Commerce in The Netherlands.

EEA	means the European Economic Area.

EU	means the European Union.

Explanatory Memorandum	means this document which, for the purposes of US federal securities laws, is a prospectus.

Indemnity Agreements	means Indemnity Agreements by and between James Hardie Building Products, Inc. and certain employees, and which are governed by Nevada law.

Indemnity Deed	means Deeds of Access, Insurance and Indemnity by and between JHI NV and certain employees, and which are governed by Dutch law.

Ireland	means the Republic of Ireland.

Irish GAAP	means Generally Accepted Accounting Principles applicable in Ireland.

Irish SE	means James Hardie Industries SE when domiciled in Ireland.

Irish Takeover Rules	means the Irish Takeover Panel Act 1997 (as amended) and the Irish Takeover Panel Act 1997 Takeover Panel Rules and Substantial Acquisition Rules 2007 (as amended) as applied to non-Directive Relevant Companies.

James Hardie	means collectively JHI SE and its controlled subsidiaries.

JHIF BV	means James Hardie International Finance B.V.

JHIF Limited	means James Hardie International Finance Limited.

JHI NV	means James Hardie Industries N.V.

JHT	means James Hardie Technology Limited.

Managing Board	means the Managing Board of JHI SE, which consists of executive officers, and is responsible for managing James Hardie (including overseeing James Hardie’s general affairs, operations, and finance) under the supervision of the Supervisory Board.

Notice of Meetings	means the notice of extraordinary general meeting and extraordinary information meeting of James Hardie dated June 2, 2010.

NYSE	means the New York Stock Exchange.

our	means JHI SE.

SE Employee Directive	means Directive 2001/86/EC.

SE Regulation	means the Council Regulation (EC) No 2157/2001 on the Statute for a European Company.

shareholder	means holders of CUFS or ADSs.

shares	means ordinary shares of JHI SE.

SNB	means a special negotiating body as referred to in the SE Employee Directive and the Dutch implementation act in relation thereto.

Supervisory Board	means the Supervisory Board of JHI SE, which consists of only non-executive Directors, and is responsible for advising on and supervising the policy pursued by the Managing Board and the general course of affairs of JHI SE and the business enterprise which it operates.

The Netherlands/Ireland Treaty	means the Convention between the government of the Kingdom of the Netherlands and the government of Ireland for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income and capital signed at the Hague on February 11, 1969.

UK	means the United Kingdom.

United States or US	means the United States of America.

us	means JHI SE.

US GAAP	means Generally Accepted Accounting Principles applying in the US.

US IRS	means US Internal Revenue Service.

US/Ireland Treaty	means the Convention between the US and the Government of Ireland for the Avoidance of Double Taxation and Fiscal Evasion with Regards to Taxes on Income and Capital Gains and the Protocols signed on July 28, 1997.

US/Netherlands Treaty	means the amended Convention between the US and The Kingdom of The Netherlands for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income, signed in Washington, on December 8, 1992 as amended by the Protocols signed at Washington, on October 13, 1993 and March 8, 2004.

US$	means United States dollars.

we	means JHI SE.

19. NOTICE OF MEETINGS

Our extraordinary information meeting has been called to enable CUFS holders to attend a meeting in Australia to review items of business and other matters that will be considered and voted on at the subsequent extraordinary general meeting in The Netherlands.

Appointing Someone to Attend the Extraordinary Information Meeting

If you are unable to attend the extraordinary information meeting, you may appoint someone else to attend and ask questions on your behalf. Please complete the relevant section of the enclosed Voting Instruction Form. Further details are described under the heading “Information on Voting — Attendance at the Extraordinary Information Meeting” in Section 20.

Questions

At the extraordinary information meeting, CUFS holders will be able to ask questions as they would at an extraordinary general meeting. To make it easier for more CUFS holders to have questions answered, whether or not they can attend the extraordinary information meeting, we invite them to use the accompanying form to submit questions in advance of the extraordinary information meeting. CUFS holders will also be able to ask questions relating to the business of the meeting from the floor during the extraordinary information meeting. If you are unable to attend the extraordinary information meeting, you may appoint someone else to attend and ask questions on your behalf. Please complete the relevant section of the enclosed Voting Instruction Form.

Webcast

The extraordinary information meeting will be broadcast live over the internet at www.jameshardie.com (select “James Hardie Investor Relations,” then “Shareholder Meetings”). The webcast will remain on our website so that it can be replayed later if required.

Although no voting will take place at the extraordinary information meeting, CUFS holders will be able to lodge Voting Instruction Forms there, specifying how their vote is to be recorded at the extraordinary general meeting or appoint themselves or another person as their nominated proxy to attend the extraordinary general meeting and vote the shares underlying the CUFS.

Meeting Details

The extraordinary information meeting will be held at:

Museum of Sydney
Corner of Bridge and Phillip Streets
Sydney, NSW
Australia

at 9:00 a.m. (AEST) on May 28, 2010.

The extraordinary general meeting will be held at:

Atrium, 8th floor
Strawinskylaan 3077
1077 ZX Amsterdam
The Netherlands

at 11:00 a.m. Central Europe Time (CET) on June 2, 2010.

Business of the Extraordinary General Meeting

Resolution	OUR TRANSFORMATION FROM A DUTCH “SE” COMPANY TO AN IRISH “SE” COMPANY

To consider and, if thought fit, pass the following resolution as a special resolution to be adopted with a majority of at least 66 2/3% of the votes cast:

That:

In relation to Stage 2 of the Proposal:

(a) the company implement Stage 2 of the Proposal described in the Explanatory Memorandum, as a result of which the company will transfer its corporate domicile from The Netherlands to Ireland;

(b) the company adopt the memorandum and articles of association of Irish SE referred to in the Explanatory Memorandum (and included as an exhibit to the registration statement of which the Explanatory Memorandum forms a part) and which are tabled at the meeting and initialed by the Chairman for the purposes of identification, subject to the condition precedent of registration with the Companies Registration Office in Ireland;

(c) any director of the company or any partner of the company’s Dutch legal advisor from time to time be authorised to apply for the required ministerial declaration of no-objection of the Dutch Ministry of Justice in connection with the amendments made to the articles of association as required under Dutch law;

(d) any director of the company or any partner of the company’s Irish legal advisor, Arthur Cox, be authorised to file the Form SE6 with the Irish Companies Registration Office;

(e) the company abolish the merger revaluation reserve established in connection with our 2001 reorganisation and set off the amount at the expense of share premium and retained earnings;

(f) the execution of any deed, agreement or other document contemplated by Stage 2 of the Proposal as described in the Explanatory Memorandum, or which is necessary or desirable to give effect to Stage 2 of the Proposal (which we refer to as the Stage 2 Proposal Documents), on behalf of the company or any relevant group company is hereby ratified and approved;

(g) any managing director be appointed to represent the company in accordance with the company’s articles of association in all matters concerning Stage 2 of the Proposal and the Stage 2 Proposal Documents, including where such matters concern the company or another group company, and notwithstanding that the director may at the same time also be a director of any other group company; and

(h) that the actions of one or more directors relating to Stage 2 of the Proposal up to the date of this meeting are hereby ratified and approved.

An explanation of the Proposal, including the background, risk factors, and questions and answers, including the proposed changes to the articles of association and the reasons for your directors’ recommendation of the Proposal and the proposed resolution are set out in the Explanatory Memorandum of which this Notice of Meeting forms a part. A copy of the proposed amended articles of association referred to in paragraph (b) of the above resolution is available at the Investor Relations Area of our website (www.jameshardie.com, select “James Hardie Investor Relations”).

To ensure that your securities are represented at the extraordinary general meeting, you should vote by completing, signing and dating the enclosed Voting Instruction Form and returning it as set out in the attached information on voting, whether or not you expect to attend the extraordinary information meeting or extraordinary general meeting.

By order of the Managing Board and Supervisory Board,

Robert E. Cox
Company Secretary

April 21, 2010

20. INFORMATION ON VOTING

Attendance at the Extraordinary Information Meeting

If you are a CUFS holder registered at 4:00 p.m. (AEST) on May 27, 2010, you may attend the extraordinary information meeting.

If you are not able to attend the extraordinary information meeting in person, or if you are a corporate entity, you may appoint another person to attend the extraordinary information meeting and ask questions on your behalf.

To allow the person you have appointed to attend the extraordinary information meeting, please complete the relevant section of the enclosed Voting Instruction Form, and lodge it no later than the start of the meeting on May 28, 2010 using one of the methods set out under “Information on Voting — Lodgement Instructions” in this Section 20.

Computershare will keep a register of people appointed to attend the extraordinary information meeting on behalf of other CUFS holders, and these people will be required to provide appropriate identification to receive an entry card to enable them to speak and ask questions at the extraordinary information meeting.

If you lodge the Voting Instruction Form appointing your representative prior to the extraordinary information meeting, and complete your voting directions on that form, your voting directions may only be changed if you submit a further Voting Instruction Form within the time specified. Your representative cannot submit a revised Voting Instruction Form on your behalf at the extraordinary information meeting unless he or she is properly authorised to do so.

Attendance and Voting at the Extraordinary General Meeting

If you are a CUFS holder you may attend the extraordinary general meeting.

However, to be able to vote at the extraordinary general meeting, you must appoint yourself or another person as the Nominated Proxy on the Voting Instruction Form and your Voting Instruction Form must be received by Computershare no later than 4:00 p.m. (AEST) on May 28, 2010.

Vote Solicitation

We will bear all expenses in conjunction with the solicitation of the enclosed Voting Instruction Form, including the charges of brokerage houses and other custodians, nominees or fiduciaries for forwarding documents to security owners. In addition, your vote may be solicited by mail, in person, or by telephone or fax by certain of our officers, directors and employees.

Dissenters’ Rights of Appraisal

Under Dutch company law, you do not have dissenters’ or appraisal rights in connection with the Proposal.

Record Date

To be entitled to vote, our records must show you as being:

•	for CUFS holders, the registered owner as at 4:00 p.m. (AEST) on May 27, 2010 (which we refer to as the Record Date); and

•	for ADR holders, the registered owner as at 5:00 p.m. (EST) on April 28, 2010 (which we refer to as the ADR Record Date).

For the period commencing on the ADR Record Date (April 28, 2010) and concluding on the Record Date (May 27, 2010), we have requested that The Bank of New York Mellon, pursuant to its authority under the depositary agreement, close its transfer books, which will temporarily prevent ADR holders from converting their ADSs to CUFS. Holders of CUFS will still be able to convert their CUFS to ADSs.

Quorum and Required Shareholder Approval

Stage 2 will require the approval of 66 2/3% of shareholder votes cast at a properly held meeting at which at least 5% of our issued share capital outstanding on the Record Date is represented in person or by proxy at the extraordinary general meeting. Each ordinary share is entitled to one vote.

Abstentions and Broker Non-Votes

Any CUFS or ADSs for which no votes are cast effectively will be treated as null votes and will not count toward the voting outcome.

If your broker holds your shares in its name and you do not give the broker voting instructions, your broker may not vote your shares. If you do not give your broker voting instructions and the broker does not vote your shares, this is referred to as a “broker non-vote” which effectively will be treated as a null vote and will not count toward the voting outcome.

Voting on the Resolution

How you can vote will depend on whether you are:

•	a holder of CUFS, which are quoted on the ASX; or

•	a holder of ADSs, which are quoted on the NYSE.

Voting if you are a CUFS Holder

Lodge your Voting Instruction Form by no later than 4:00 p.m. (AEST) on May 28, 2010. By lodging your Voting Instruction Form you are directing CHESS Depository Nominees Pty Ltd. (the legal holder of the shares in the company for the purposes of the ASX Settlement and Transfer Corporation Pty Limited Settlement Rules) to:

(a) vote the shares in the company that it holds on your behalf; or

(b) appoint you or the person nominated by you to vote the shares in the company held by it on your behalf at the extraordinary general meeting. You may also, if you choose, appoint the same or another person to attend and speak at the extraordinary information meeting.

If the Chair of the meeting is your Nominated Proxy and you have not directed the Chair how to vote on a Resolution, the Chair of the meeting will vote undirected proxies in favour of the Resolution.

To be eligible to vote in this manner, you must be registered as a CUFS holder on the Record Date. You can vote in one of two ways:

(1) Complete the Voting Instruction Form accompanying this Notice of Meetings and lodge it:

(a) in person at the extraordinary information meeting; or

(b) with Computershare using one of the methods set out under “Information on Voting — Lodgement Instructions” in this Section 2.

(2)	Complete a Voting Instruction Form using the internet: Go to www.investorvote.com.au

To complete the Voting Instruction Form using the internet, you will need:

•	Control number (located on your direction form)

•	your Security Holder Reference Number;

•	the Holder Identification Number from your current Holding Statement; or

•	your postcode as recorded in the company’s register.

If you lodge the Voting Instruction Form using the internet in accordance with these instructions, you will be taken to have signed it.

Completed Voting Instruction Forms must be received by Computershare no later than 4:00 p.m. (AEST) on May 28, 2010.

All CUFS holders may attend the extraordinary general meeting. However, to be able to vote at the extraordinary general meeting, you must appoint yourself or another person as the Nominated Proxy on the Voting Instruction Form and your Voting Instruction Form must be received by Computershare no later than 4:00 p.m. (AEST) on May 28, 2010.

To obtain a free copy of CHESS Depositary Nominees Pty Limited’s Financial Services Guide, or any Supplementary Financial Services Guide, go to www.asx.com.au/cdis, or phone 1 300 300 279 from within Australia or +61 1 300 300 279 from outside Australia and ask to have one sent to you.

Voting if you are an ADR Holder

The ADR depositary for ADRs held in our ADR program is The Bank of New York Mellon. The Bank of New York Mellon will send this Notice of Meetings to ADR holders on or about May 5, 2010 and advise ADR holders how to give, change or revoke their voting instructions.

To be eligible to vote, you must be registered as an ADR holder as of the ADR Record Date.

The Bank of New York Mellon must receive any voting instructions, in the form required by The Bank of New York Mellon’s voting instructions, no later than 5:00 p.m. (EST) on May 21, 2010. The Bank of New York Mellon will endeavour, as far as is practicable, to instruct that the shares ultimately underlying the ADRs are voted in accordance with the instructions received by The Bank of New York Mellon from ADR holders. If an ADR holder does not submit any voting instructions, the shares ultimately underlying the ADRs held by such holder will not be voted.

Lodgement Instructions

Completed Voting Instruction Forms may be lodged with Computershare using one of the following methods:

•	by post to GPO Box 242, Melbourne, Victoria 8060, Australia;

•	by delivery to Computershare at Level 4, 60 Carrington Street, Sydney NSW, Australia;

•	online at www.investorvote.com.au;

•	for Intermediary Online subscribers only (custodians), online at www.intermediaryonline.com; or

•	by facsimile to 18 0078 3477 from inside Australia or +61 3 9473 2555 from outside Australia.

How Can I Change or Revoke my Vote?

CUFS Holder

You can change your vote by:

•	completing and submitting a revised Voting Instruction Form by no later than 4:00 p.m. (AEST) on May 28, 2010, which if it is dated later than the previous Voting Instruction Form, will override your previous Voting Instruction Form; or

•	attending the extraordinary general meeting and voting in person, or appointing another person as your Nominated Proxy to attend and vote at the extraordinary general meeting in person. Please refer to “Information on Voting — Voting if you are a CUFS holder” this Section 20 for further information on how to do this. You or your nominee will only be able to do this if your Voting Instruction Form has appointed you or you nominee as the Nominated Proxy for the meeting and has been completed and submitted no later than 4:00 p.m. (AEST) on May 28, 2010.

If you are a CUFS holder and wish to revoke rather than change your vote, you must send a written signed revocation to Computershare by no later than 4:00 p.m. (AEST) on May 28, 2010.

Similarly, if you have nominated another person as your proxy, you can revoke your nomination at any time up to 4:00 p.m. (AEST) on May 28, 2010.

ADR Holder

If you are an ADR Holder and wish to change or revoke your vote, please refer to “Information on Voting — Voting if you are an ADR Holder.”

Explanatory Notes

Resolution — Our Transformation from a Dutch “SE” company to an Irish “SE” company

An explanation of the Proposal, including the background, risk factors, and questions and answers, including the proposed changes to the articles of association and the reasons of your directors’ recommendation of the Proposal and the proposed resolution is set out in the Explanatory Memorandum. A copy of the proposed articles of association is available at the Investor Relations Area of our website (www.jameshardie.com, select “James Hardie Investor Relations”).

Recommendation

The Supervisory and Managing Boards believe it is in the interests of James Hardie and its shareholders that Stage 2 of the Proposal be approved and your directors unanimously recommend that you vote in favour of the resolution. Each director intends to vote his own shareholding in favour of Stage 2 of the Proposal.

Notice Availability

Additional copies of this notice can be downloaded from the Investor Relations section of our website (www.jameshardie.com, select “James Hardie Investor Relations”) or they can be obtained by contacting the company’s registrar Computershare using one of the methods set out under “Information on Voting — Lodgement Instructions” in Section 20.

ANNEX A

VOTING INSTRUCTION FORM

James Hardie

James Hardie Industries SE
ARBN 097 829 895
Incorporated in The Netherlands, with a corporate seat in Amsterdam. The liability of members is limited
Dutch Registration Number: 34106455
Registered Office: Atrium 8th Floor Strawinskylaan 3077
1077zx Amsterdam The Netherlands

000001 000 JHX
MR SAM SAMPLE
FLAT 123
123 SAMPLE STREET
THE SAMPLE HILL
SAMPLE ESTATE
SAMPLEVILLE VIC 3030

Lodge your vote:

Online:
www.investorvote.com.au

By Mail:
Computershare Investor Services Pty Limited
GPO Box 242 Melbourne
Victoria 3001 Australia

Alternatively you can fax your form to
(within Australia) 1800 783 447
(outside Australia) +61 3 9473 2555

Online Subscribers:
For Intermediary Online subscribers only
(custodians) www.intermediaryonline.com

For all enquiries call:

(within Australia) 1300 855 080
(outside Australia) +61 3 9415 4000

Voting Instruction Form - Stage 2 Extraordinary General Meeting

Vote online or view the Stage 2 Explanatory Memorandum, 24 hours a day, 7 days a week:
www.investorvote.com.au

☑ **Complete your Voting Instruction Form**	***Your secure access information is:***
☑ **Access the Explanatory Memorandum**	**Control Number: 999999**
☑ **Review and update your securityholding**	**SRN/HIN: I9999999999** **PIN: 99999**
	PLEASE NOTE: For security reasons it is important that you keep your SRN/HIN confidential.

For your voting instruction to be effective it must be received by 4.00pm (AEST) on Friday, 28 May 2010

How to Vote

By signing this Voting Instruction Form you direct CHESS Depository Nominees Pty Limited (CDN) to vote or appoint CDN's designated person (Designated Proxy) or another person (Nominated Proxy) to be CDN's proxy to vote the shares in the company held by CDN on your behalf in respect of the resolution to be considered at the Extraordinary General Meeting to be held in Amsterdam, The Netherlands, on 2 June 2010 and at any adjournment of that meeting, as indicated on this form and to vote or abstain in respect of any procedural resolution as CDN, the Designated Proxy, or the Nominated Proxy (as applicable) thinks fit.

If you want to apportion your vote, you must clearly enter the portion to be voted in a particular manner in the box opposite the resolution overleaf. This may be done by specifying the number of shares underlying your CUFS holding or the percentages of that holding.

If you vote in excess of 100% of your holding for the resolution, your vote on the resolution will be invalid.

If you mark more than one box for the resolution, except to show a portion in the manner discussed above, your vote on that resolution will be invalid.

If you have completed and returned your Voting Instruction Form, you may revoke the directions contained therein by a written notice of revocation to Computershare by no later than 4.00pm AEST time on 28 May 2010.

Attending the Meeting

CUFS holders may appoint someone else to attend the Extraordinary Information Meeting to be held in Sydney, Australia, on 28 May 2010, and ask questions on their behalf. Corporate entities may also use this option.

Instructing CDN to direct your vote

To instruct CDN to vote the shares underlying your CUFS:

1. Place a cross in the box next to CDN's name at the top of the form overleaf, and
2. Place a mark or specify the number of shares or percentage of your holding to be voted in one of the boxes opposite the resolution. The shares underlying your CUFS will be voted in accordance with this direction.

If you do not mark 'For', 'Against', or 'Abstain', your vote will not count and you authorise CDN to abstain from voting on the resolution in respect of your entire holding.

If you mark the 'Abstain' box, you are directing CDN not to vote on the resolution.

Instructing CDN to nominate a proxy

To instruct CDN to appoint a Nominated Proxy to vote the shares underlying your CUFS in person at James Hardie's Extraordinary General Meeting, fill in the name of the person who is to be appointed as proxy in the box at the top of the form overleaf. You may instruct CDN to appoint you or your nominee as a proxy.

If the Chair of the Extraordinary General Meeting is your Nominated Proxy, and you have not directed the Chair how to vote on the resolution, you acknowledge that the Chair intends to vote undirected proxies in favour of the resolution.

If you instruct CDN to appoint a Nominated Proxy but do not mark 'For', 'Against', or 'Abstain', the Nominated Proxy may vote as he or she determines at the meeting.

If you mark the 'Abstain' box for the resolution, you are directing the Nominated Proxy not to vote on your behalf and your votes will not be counted in computing the required majority on a poll, except as described in the Notice of Meetings.

Signing Instructions for Postal Forms

Individual: Where the CUFS holding is in one name, the CUFS holder must sign.

Joint Holding: Where the CUFS holding is in more than one name, all of the CUFS holders must sign.

Power of Attorney: If you have not already lodged the Power of Attorney with the registry, please attach a certified photocopy of the Power of Attorney to this form when you return it.

Companies: Where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please sign in the appropriate place to indicate the office held.

Comments & Questions

If you have any comments or questions for the company, please write them on the enclosed Question Form and return with this Voting Instruction Form.

GO ONLINE TO VOTE,
or turn over to complete the form →

516CR_0_Sample_Proxy/000001/000001/i

A-1

MR SAM SAMPLE
FLAT 123
123 SAMPLE STREET
THE SAMPLE HILL
SAMPLE ESTATE
SAMPLEVILLE VIC 3030

☐ **Change of address.** If incorrect, mark this box and make the correction in the space to the left. Securityholders sponsored by a broker (reference number commences with 'X') should advise your broker of any changes.

I 9999999999 IND

Voting Instruction Form

Please mark ☒ to indicate your instructions

XX

STEP 1 **Please complete this form* if you want your vote to count at the Extraordinary General Meeting in Amsterdam on 2 June 2010.**

I/We, being a CUFS holder of the company, hereby instruct:

☐ CHESS Depositary Nominees Pty Limited (CDN) to direct its Designated Proxy, (mark with an'X') **OR the following Nominated Proxy,** ________ (Enter the name of the person you wish CDN to appoint. Note: Your vote will lapse if the Nominated Proxy fails to attend the meeting.)

to vote the shares underlying my/our holding at the Extraordinary General Meeting in respect of the Resolution.

If you do not complete one of the boxes above, but the direction in which your vote is to be cast has been completed, and the Voting Instruction Form has been validly signed, then CDN will be deemed to have received an instruction to direct its Designated Proxy to vote the shares represented by those CUFS as directed below.

CDN or the Nominated Proxy (as applicable) will vote as directed. Please mark with an X or write a percentage of your holding to indicate your directions. THE BOARD OF DIRECTORS RECOMMEND A VOTE "FOR" THE RESOLUTION

		For	Against	Abstain
1	Approve transformation to an Irish SE Company	☐	☐	☐

By execution of this Voting Instruction Form the undersigned hereby authorises CDN to appoint such proxies, their substitutes or the Nominated Proxy to vote at their discretion on such other business as may properly come before the Extraordinary General Meeting.

*See instructions overleaf.

STEP 2 **Please complete this section if you would like to appoint a person to attend and speak on your behalf at the Extraordinary Information Meeting in Sydney on 28 May 2010.**

I/We, being a CUFS holder of the company appoint the following person to attend and speak on our behalf: ________

STEP 3 **PLEASE SIGN HERE**

This section *must* be signed in accordance with the instructions overleaf to enable your directions to be implemented.

Individual or Securityholder 1	Securityholder 2	Securityholder 3
Sole Director and Sole Company Secretary	Director	Director/Company Secretary

Contact Name ________ Contact Daytime Telephone ________ Date ___ / ___ / ___

JHX 999999A

Computershare

A-2

ANNEX B

QUESTION FORM

James Hardie

We welcome your questions

We want to make it easy for as many James Hardie CUFS holders as possible to ask questions of the company's Directors.

Please use the other side of this form to send us any questions you would like answered at the Extraordinary Information Meeting to be held on Friday, 28 May 2010 in Sydney.

We believe this process will make it easier for more holders to have questions answered, whether or not they can attend the Information Meeting. Holders will also be able to ask questions from the floor at the meeting.

We will attempt to answer as many questions as possible in the addresses by the Chairman and the CEO. If we receive a large number of questions from holders, we may not be able to reply individually.

You can use this form even if you will be attending the meeting. If you are unable to attend, you can watch a live webcast of the meeting via the internet at www.jameshardie.com (select Investor Relations, then Shareholder Meetings).

Fax this form by Friday, 21 May 2010 to:
(02) 8274 5218 or +61 2 8274 5218

Mail this form by Wednesday, 19 May 2010:
using the Business Reply Envelope enclosed

Holder's name:

Address:

Security Holder Reference Number or Holder Identification Number:

B-1

Fax this form by Friday, 21 May 2010 to:
(02) 8274 5218 or +61 2 8274 5218

Mail this form by Wednesday, 19 May 2010:
using the Business Reply Envelope enclosed

Security Holder Reference Number or Holder Identification Number:

Question(s):

B-2